Annual Report

2023



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to _________

Commission File Number 001-35504

FORUM ENERGY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**61-1488595**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

10344 Sam Houston Park Drive Suite 300 Houston Texas 77064
(Address of Principal Executive Offices) *(Zip Code)*
Registrant's telephone number, including area code: (713) 351-7900

Securities registered pursuant to Section 12(b) of the Act:

(Title of Each Class)	(Trading Symbol)	(Name of Each Exchange on Which Registered)
Common stock, $0.01 par value	**FET**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☑	Non-accelerated filer	☐
Smaller reporting company	☑	Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates on June 30, 2023, determined using the per share closing price on the New York Stock Exchange Composite tape of $25.59 on June 30, 2023, was approximately $245.6 million. For this purpose, our executive officers and directors are considered affiliates.

As of February 29, 2024, there were 12,283,670 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

Forum Energy Technologies, Inc.
Index to Form 10-K

PART I

Item 1. Business

Forum Energy Technologies, Inc., a Delaware corporation (the “Company,” “FET,” “we,” “our” or “us”), is a global manufacturing company serving the oil, natural gas, industrial and renewable energy industries. Our common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “FET.” Our principal executive offices are located at 10344 Sam Houston Park Drive, Houston, Texas 77064, our telephone number is (713) 351-7900, and our website is www.f-e-t.com. Our Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments thereto, are available free of charge in the “Investors” section of our website as soon as reasonably practicable after such reports are electronically filed with or furnished to the Securities and Exchange Commission (“SEC”). These reports are also available on the SEC’s website at www.sec.gov. Information contained on or accessible from our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report or any other filing that we make with the SEC.

Overview

We are a global manufacturing company serving the oil, natural gas, industrial and renewable energy industries. With headquarters in Houston, Texas, FET provides value added solutions aimed at improving the safety, efficiency, and environmental impact of our customers’ operations. Our highly engineered products include capital equipment and consumable products. FET’s customers include oil and natural gas operators, land and offshore drilling contractors, oilfield service companies, pipeline and refinery operators, and renewable energy and new energy companies. Consumable products are used by our customers in drilling, well construction and completion activities and at processing centers and refineries. Our capital products are directed at drilling rig equipment for constructing new or upgrading existing rigs, subsea construction and development projects, pressure pumping equipment, the placement of production equipment on new producing wells, downstream capital projects and capital equipment for renewable energy projects. In 2023, over 60% of our revenue was derived from consumable products and activity-based equipment, while the balance was primarily derived from capital products with a small amount from rental and other services.

We expect that the world’s long-term energy demand will continue to rise for many decades. We also expect hydrocarbons will continue to play a vital role in meeting the world’s long-term energy needs while renewable energy sources develop to scale. As such, we remain focused on serving our customers in both oil and natural gas as well as renewable energy applications. We are continuing to develop products to help oil and gas operators lower expenses, increase production, and reduce their emissions while also deploying our technologies in renewable energy applications.

Our reporting segments align with business activity drivers and the manner in which management reviews and evaluates operating performance. FET operates in the following three reporting segments: Drilling & Downhole, Completions, and Production. We believe that the reporting segment structure is aligned with the key phases of the well cycle and provides operating efficiencies.

We incorporate by reference the segment and geographic information for the last two years set forth in Note 17 *Business Segments*, and the information with respect to our acquisition (the “Variperm Acquisition”) of Variperm Holdings Ltd. (“Variperm”) set forth in Note 4 *Acquisition*.

DRILLING AND DOWNHOLE SEGMENT

Our Drilling & Downhole segment designs, manufactures and supplies products and solutions to the drilling, artificial lift and subsea markets, including applications in oil and natural gas, renewable energy, defense and communications. The products and solutions consist primarily of (i) capital equipment and consumable products used in the drilling process; (ii) products designed to safeguard artificial lift equipment and cables, and well construction casing and cementing equipment; and (iii) subsea remotely operated vehicles (“ROVs”) and trenchers, submarine rescue vehicles, specialty components and tooling, and technical services.

There are several factors that drive demand for our Drilling & Downhole segment. Our Drilling Technologies product line is influenced by global drilling activity, the level of capital investment in drilling rigs and equipment replacement as drilling contractors modify or replace existing rigs to improve capability, efficiency or safety, and the number of rigs in use, and the severity of operating conditions. Our Downhole Technologies product line is impacted by the level of well completion activity and complexity of well construction and completion. Our Subsea Technologies

product line is affected by global offshore activity, defense spending, subsea equipment and pipeline installation, repair and maintenance expenditures, and growth in offshore windfarm development.

Drilling Technologies. We provide both drilling capital equipment and consumables, with a focus on products that enhance our customers’ handling of tubulars and drilling fluids on the drilling rig. Our product offering includes powered and manual tubular handling equipment; customized offline crane systems; drilling data acquisition management systems; pumps, pump parts, valves, and manifolds; drilling fluid end components; and, a broad line of items consumed in the drilling process.

Drilling capital equipment. We design and manufacture a range of powered and manual tubular handling tools used on onshore and offshore drilling rigs. Our Forum B+V Oil Tools and Wrangler™ branded tools reduce direct human involvement in the handling of pipe during drilling operations, improving safety, speed and efficiency of operations. Our tubular handling tools include elevators, clamps, rotary slips, rotary tongs, powered slips, spiders and kelly spinners. Our make-up and break-out tools, called Forum Roughneck™, automate a dangerous rig floor task and improve rig drilling speed and safety. Our hydraulic catwalks mechanize the lifting and lowering of tubulars to and from the drill floor, eliminating or reducing the need for traditional drill pipe and casing “pick-up and lay-down” operations with associated personnel. We also design and manufacture a range of rig-based offline activity cranes and multi-purpose cranes.

In addition to powered tubular handling equipment, we design and manufacture drilling manifold systems and high-pressure piping packages. Finally, we repair and service drilling equipment for both land and offshore rigs. Many of our service employees work in the field to address problems at the rig site.

Consumable products. We manufacture a range of consumable products used on drilling rigs, well servicing rigs, and hydraulic fracturing systems. Our consumable products include valves, centrifugal pumps, mud pump fluid end components, including P-Quip™ mud pump modules, Forumlok™, rig sensors, inserts, and dies. We are also a supplier of oilfield bearings, including FracMax™, to original equipment manufacturers and repair businesses for use in drilling and well stimulation equipment.

Our primary customers in this product line include domestic and international drilling rig contractors operating land and offshore based drilling rigs.

Downhole Technologies. We manufacture a broad line of downhole products that are consumed during the construction, completion and production phases of a well’s lifecycle.

Downhole protection systems. We offer a full selection of downhole protection solutions and artificial lift accessories through our various brands such as Cannon Services™ and Multilift. Our Cannon Services protectors are used to shield downhole control lines, cables and gauges during installation and to provide protection during production enhancement operations. We design and manufacture a variety of downhole protection solutions for electrical submersible pump (“ESP”) cabling, encapsulated control lines, sub-surface safety valves and permanent downhole gauges. We provide both standard and customized protection systems, and we utilize a range of materials in our products for various downhole environments. SandGuard™ and Cyclone™ branded completion tools extend the useful life of an ESP by protecting it against sand and other solids during shutdown and startup. Forum’s GasGuard™ branded product also extends the useful life of an ESP by breaking down gas slugs, creating an uninterrupted flow of liquid.

Casing and cementing tools. Through our Davis-Lynch™ branded downhole well construction operations, we design and manufacture products used in the construction of oil, natural gas and geothermal wells. We supply a full portfolio of centralizers, float equipment, stage cementing tools, inflatable packers, flotation collars, cementing plugs and surge reduction equipment. Our products are used globally in the construction of onshore and offshore wells.

Our primary customers in this product line are oil and natural gas producers, and service companies providing completions, artificial lift and other intervention services to producers.

Subsea Technologies. We design and manufacture capital equipment and specialty components used in the subsea sector and provide a broad suite of complementary technical services. We have a core focus on the design and manufacture of ROV systems, other specialty subsea vehicles, and rescue submarines, as well as critical components of these vehicles. Many of our related technical services complement our vehicle offerings.

Subsea vehicles. We are a leading designer and manufacturer of a wide range of ROVs that we supply to the offshore subsea construction, observation and related service markets. The market for ROVs can be segmented

into three broad classes of vehicles based on size and category of operations: (1) large work-class vehicles and trenchers for construction and installation activities, (2) drilling-class vehicles deployed from and for use around an offshore rig and (3) observation-class vehicles for inspection and light manipulation. We are a leading provider of work-class and observation class vehicles.

We design and manufacture large work-class ROVs through our highly respected Perry® brand. These vehicles are principally used in deepwater construction applications. In addition to work-class ROVs, we design and manufacture large trenchers that travel along the sea floor for trenching, installation and burial operations. The largest of these trenchers is able to cut over three meters deep into the seafloor to lay pipelines, power cables or communications cables for customers in the pipeline, offshore wind power and telecom markets.

Our Forum Sub-Atlantic® branded observation-class vehicles are electrically powered and are principally used for inspection, survey and light manipulation, and serve a wide range of industries.

In addition to ROVs, we design and manufacture subsea rescue vehicles capable of a range of tasks, including submarine rescue operations, diver support, seabed survey, port security, under hull search and a variety of other tasks.

Our subsea vehicle customers are primarily large offshore service companies that serve the oil and natural gas, telecommunications, offshore wind power, and other industries operating in marine environments. In addition, we sell products to a range of governmental organizations including naval, maritime science and geoscience research organizations.

Subsea products and technical services. We are also a leading designer and manufacturer of subsea products and components utilized in conjunction with ROVs for the oil and natural gas, renewables, telecommunications and defense markets. We manufacture Dynacon® branded ROV launch and recovery systems, linear cable engines, Sub-Atlantic® branded ROV thrusters, and a wide range of hydraulic power units and valve packs. We design and manufacture these ROV components for incorporation into our own vehicles as well as for sale to other ROV manufacturers. We also provide a broad suite of subsea tooling and technical services.

COMPLETIONS SEGMENT

Our Completions segment designs, manufactures and supplies products and solutions to the coiled tubing, well stimulation and intervention markets. The products and solutions consist primarily of: (i) capital and consumable products sold to the pressure pumping market, including hydraulic fracturing pumps, cooling systems, high-pressure flexible hoses and flow iron, as well as wireline cable and pressure control equipment used in the well completion and intervention service markets; and (ii) coiled tubing strings and coiled line pipe and related services.

Demand for our Stimulation & Intervention and Coiled Tubing product lines is impacted by the level of shale or tight sand basin hydraulic fracturing activity and the level of workover and intervention activity.

Stimulation and Intervention*.* We provide a broad range of high-pressure pumps and flow equipment used by pressure pumping companies during stimulation, intervention (principally plug and perforation activity) and flowback processes. We sell power end assemblies, industrial heat exchanger and cooling systems, manifolds and manifold trailers, high-pressure flexible hoses and flow iron. Frequent refurbishment and recertification of flow equipment is critical to ensuring the reliable and safe operation of a pressure pumping company's fleet. We perform these services and position inventory in strategic locations in North America.

We also manufacture pressure control products that are used for well intervention operations and sold domestically and internationally to oilfield service companies and equipment rental companies. Products we supply include blowout preventers for coiled tubing and wireline units and our Hydraulic Latch Assembly, which is used to facilitate efficient zipper fracturing operations. We also manufacture electro-mechanical wireline cables as well as innovative EnviroLite branded (greaseless) cables. We also conduct aftermarket refurbishment and recertification services for pressure control equipment.

Our primary customers in the Stimulation and Intervention product line are pressure pumping, wireline and flowback service companies. In addition, we sell directly to pressure pumping original equipment manufacturers.

Coiled Tubing. We manufacture Global Tubing® branded coiled tubing strings, including DURACOIL (quench and temper), and coiled line pipe, and provide related services. Coiled tubing strings are consumable components utilized to perform well completion and intervention activities. Our coiled line pipe offering serves as an alternative to

conventional line pipe and flexible composite alternatives in onshore and offshore applications. In addition, our coiled line pipe offering can be utilized to transport carbon for injection into underground storage.

The product line's primary customers are domestic and international service companies that provide coiled tubing services and oil and gas operators.

PRODUCTION SEGMENT

Our Production segment designs, manufactures and supplies products and solutions for the production and infrastructure markets. The products and solutions consist primarily of: (i) engineered process systems, production equipment, as well as specialty separation equipment; and (ii) a wide range of industrial valves focused on oil and natural gas as well as power generation, renewable energy and other general industrial applications.

The segment's primary market driver is the level of spending associated with new producing wells as well as spending on midstream and downstream projects. In addition, demand for our Valve Solutions products is affected by activity levels in the power generation, process, petrochemical and mining industries.

Production Equipment*.* Our Production Equipment product line provides engineered process systems for capital equipment used at the wellsite and for production processing in the U.S. Once a well has been drilled, completed and brought on stream, we provide the well operator with process equipment necessary to make the oil or natural gas ready for transmission. We engineer, fabricate and install separators, packaged production systems and pressure vessels, skidded vessels with gas measurement, modular process plants, header and manifold skids, process and flow control equipment and separators to help clean and process oil or natural gas as it travels from the wellhead and along the transmission line to the refinery. Our customers are principally U.S. oil and natural gas operators or producers.

We also design and provide process oil treatment equipment, including EDGE® and NU-STATIC® branded desalters and dehydrator technologies, used in refineries and other process applications worldwide. We have a team of highly trained technicians and field service engineers for repair and installation, and we supply a broad range of replacement parts for our equipment and other manufacturers. This equipment removes sand, water and suspended solids from hydrocarbons prior to their transmission or refining.

Valve Solutions*.* We provide a wide range of industrial valves that principally serve the upstream, midstream and downstream markets of the oil and natural gas industry. Our valves also serve general industrial, power generation and process industry customers as well as the mining industry. In addition, our Canadian operations provide significant exposure to heavy oil projects. We provide ball, gate, globe and check valves across a range of sizes and applications.

We market our valves to our customers and end users through our recognized brands: PBV®, DSI® and Accuseal®. Much of our production is sold through distribution supply companies, with our marketing efforts targeting end users for pull through of our valve products.

Our supply chain systems enable us to design and sell high-quality engineered valves, as well as provide standardized products, while maintaining competitive pricing and minimizing capital requirements. We utilize our international manufacturing partners to produce completed products and components for the majority of our valve products.

Depending on the product, our valves are manufactured to conform to the standards of one or more of the API, American National Standards Institute, American Bureau of Shipping, and International Organization for Standardization and/or other relevant standards governing the design and manufacture of industrial valves.

Business history

FET was incorporated in 2005 and formed through a series of acquisitions. In August 2010, Forum Oilfield Technologies, Inc. was renamed Forum Energy Technologies, Inc., when four other companies were merged into FET. On April 17, 2012, we completed our initial public offering.

Backlog

As we provide a mix of consumable products, capital goods, and repair parts and services, the majority of orders and commitments included in our backlog as of December 31, 2023 are scheduled to be delivered within six months. Our backlog was approximately $241.6 million at December 31, 2023 and approximately $264.8 million at December 31, 2022. Substantially all of the projects currently in our backlog are subject to change and our customers may seek to terminate these orders. However, customers are generally required to pay us for work performed as well as other costs and fees as a result of such changes or termination. It is difficult to predict how much of our current backlog may be delayed or terminated, or subject to changes, as well as our ability to collect termination or change fees.

Our consumable and repair products are predominantly off-the-shelf items requiring short lead-times, generally less than six months, and our related refurbishment or other services are also not contracted with significant lead time. The composition of our backlog is reflective of our mix of capital equipment, consumable products, aftermarket and other related items. Our bookings, which consist of written orders or commitments for our products or related services, during the years ended December 31, 2023 and 2022 were approximately $724.3 million and $780.7 million, respectively.

Customers

No customer represented more than 10% of consolidated revenue in any of the last two years.

Seasonality

Our business is not significantly impacted by seasonality. However, our customers are susceptible to exhausting their capital and operating budgets in the fourth quarter. As a result, we may experience decreased demand for our products in the fourth quarter. In addition, given the geographic proximity of a number of our facilities to the Gulf Coast, we are subject to business interruptions caused by hurricanes and tropical storms. Furthermore, a portion of the revenue we generate from Canadian operations often benefits from higher first quarter activity levels, as operators take advantage of the winter freeze to gain access to remote drilling and production areas; however, these Canadian operations are also subject to decreased activity levels in the second quarter due to the winter thaw.

Competition

The markets in which we operate are highly competitive. We compete with a number of companies of varying sizes. There are several large national and multinational companies that have longer operating histories, greater financial, technical and other resources and greater name recognition. In addition, we have several smaller competitors who compete with us on a regional or local basis. These competitors are often times very quick to respond to new or emerging technologies and services, and changes in customer requirements. The principal competitive factors in our markets are product quality and performance, price, breadth of product offering, availability of products and services, performance, distribution capabilities, technical expertise, responsiveness to customer needs, reputation for service and intellectual property rights. We believe our products and services in each segment are comparable in price, quality, performance and dependability with our competitors' offerings. We seek to differentiate ourselves from our competitors by providing a rapid response to the needs of our customers, expert knowledge, a high level of customer service, and innovative product development initiatives. Some of our competitors expend greater amounts of money than us on formal research and engineering efforts. We believe, however, that our product development efforts are enhanced by the investment of management time that we make to improve our customer service and to work with our customers on their specific product needs and challenges.

Although we have no single competitor across all of our product lines, the companies we compete with across the greatest number of our product lines include National Oilwell Varco, Inc., Cameron International Corporation (a subsidiary of Schlumberger), TechnipFMC plc, Tenaris S.A., and Caterpillar, Inc.

Patents, trademarks and other intellectual property

We currently hold multiple U.S. and international patents and trademarks, have a number of pending patent and trademark applications and have developed a significant amount of trade secrets or other know how in the areas where we compete. Although our patents, trademarks, licenses, trade secrets and know how are material to us in the aggregate, we do not regard any single piece of intellectual property to be material to our business as a whole.

Raw materials

We acquire component parts, products and raw materials from suppliers, including foundries, forge shops, and original equipment manufacturers. The prices we pay for our raw materials may be affected by, among other things, energy, steel and other commodity prices, inflationary pressures, tariffs and duties on imported materials and foreign currency exchange rates. Certain of our component parts, products or raw materials, such as bearings, are only available from a limited number of suppliers. Please see "Risk factors—Risks related to our business—We rely on relationships with key suppliers to operate and maintain our business."

Timely receipt of raw materials is critical to our business. In 2022, raw material prices for many of our product lines were negatively impacted by inflationary pressures. During 2023, inflationary pressures began to improve, but the timing of any further reduction in inflation is unknown, and it is unclear whether we will be able to continue purchasing raw materials on a timely basis or at acceptable prices in the future. We generally try to purchase raw materials from multiple suppliers so that we are not dependent on any one supplier, but this is not always possible.

Working Capital

An important consideration for many of our customers in selecting a vendor is timely availability of the product. Customers may pay a premium for earlier or immediate availability because of the cost of delays in critical operations. We stock our consumable products in regional warehouses or on consignment around the world so that these products are available for our customers when needed. This availability is especially critical for certain consumable products, causing us to carry substantial inventories for these products. For critical capital items in which demand is expected to be strong, we often build certain items before we have a firm order. Our having such goods available on short notice can be of great value to our customers. We also stock raw materials and components in order to be in a position to build products in response to market demand.

We typically offer our customers standard payment terms of 30 days, although during downturns in activity, customers often take 65 days or more to settle accounts. For sales into certain countries or for select customers, we might require payment upfront or credit support through a letter of credit. For longer term projects, we typically require progress payments as important milestones are reached. On average, we collect our receivables in about 60 days from shipment resulting in a substantial investment in accounts receivable. Standard terms with our vendors are 90 days. For critical items sourced from significant vendors, we have settled accounts more quickly, sometimes in exchange for early payment discounts.

Governmental regulation

Our operations are subject to numerous stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to human health and environmental protection. In addition to environmental and worker safety regulations, we are subject to regulation by numerous other governmental regulatory agencies, including the U.S. Department of Labor and other state, local and international bodies regulating worker rights and labor conditions. In addition, we are subject to certain requirements to contribute to retirement funds or other benefit plans and laws in some jurisdictions in which we operate restrict our ability to dismiss employees. Failure to comply with these laws or regulations or to obtain or comply with permits may result in the assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements, and the imposition of injunctions to prohibit certain activities or force future compliance.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment, and thus, any changes in environmental laws and regulations or in enforcement policies that result in more stringent and costly waste handling, storage, transport, disposal, or remediation requirements could have a material adverse effect on our operations and financial position. Moreover, accidental releases or spills of regulated substances may occur in the course of our operations, and if so, we may incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons.

The following is a summary of the more significant existing environmental, health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

Hazardous substances and waste

The Resource Conservation and Recovery Act ("RCRA") and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the Environmental Protection Agency ("EPA"), the individual states administer some or all of the provisions of the RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes in compliance with the RCRA.

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. We also contract with waste removal services and landfills. These properties and the substances disposed or released on them may be subject to the CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment.

Hydraulic fracturing

A significant percentage of our customers' oil and natural gas production is being developed from unconventional sources, such as hydrocarbon shales. These formations require hydraulic fracturing completion processes to release the oil or natural gas from the rock so that it can flow through the formations. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate production. A number of federal agencies, including the EPA and the U.S. Department of Energy, are analyzing, or have been requested to review, a variety of environmental issues associated with shale development, including hydraulic fracturing. Moreover, various political groups and officials are requesting or have discussed implementing a ban on hydraulic fracturing, or oil and gas extraction generally, on federal lands. For more information, please see "Risk Factors-Potential legislation or regulations restricting the use of hydraulic fracturing could reduce demand for our products."

Operating risk and insurance

We maintain insurance coverage of types and amounts that we believe to be customary and reasonable for companies of our size and with similar operations. In accordance with industry practice, however, we do not maintain insurance coverage against all of the operating risks to which our business is exposed. Therefore, there is a risk our insurance program may not be sufficient to cover any particular loss or all losses. Currently, our insurance program includes coverage for, among other things, general liability, umbrella liability, sudden and accidental pollution, personal property, vehicles, workers' compensation, and employer's liability coverage.

Employees

As of December 31, 2023, we had approximately 1,600 employees. Of our total employees, approximately 1,100 were in the U.S., 200 were in the United Kingdom, 100 were in Germany, 100 were in Canada and 100 were in other locations. We are not a party to any collective bargaining agreements, other than in our Hamburg, Germany facility. We consider our relations with our employees to be satisfactory.

Item 1A. Risk Factors

The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors section below. This summary should be read in conjunction with the Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business.

Risks Related to our Business and Operations:

- The success of our business largely depends on activity levels in the oil and natural gas industry, which can be affected by the amount and volatility of oil and natural gas prices.
- The markets in which we operate are highly competitive, including some companies that hold substantial market share and have substantially greater resources than we do, as well as a number of regional or local competitors for certain of our product lines. We may not be able to compete successfully in this environment.
- Given the uncertainty related to long-term commodity prices and associated customer demand, we may hold excess or obsolete inventory, and as a result, may experience a reduction in gross margins and financial results.
- We may not realize revenue on our current backlog due to customer order reductions, cancellations or acceptance delays, which may negatively impact our financial results.
- The industry in which we operate is undergoing continuing consolidation and seeking opportunities to participate in the energy transition, which may impact our results of operations.
- A greater focus on budgetary discipline and technological advances have caused a decline in customer spending that may remain at a low level despite an increase in commodity prices.
- We may be unable to employ a sufficient number of skilled and qualified workers.
- We rely on relationships with key suppliers to operate and maintain our business.
- Our business depends upon our ability to obtain key raw materials and specialized equipment from suppliers. Increased costs of raw materials and other components, and inflationary pressure, may result in increased operating expenses.
- A deterioration of global economic conditions could adversely affect our financial condition and results of operations.
- We may not be able to satisfy technical requirements, testing requirements, code requirements or other specifications under contracts and contract tenders.
- Our information technology systems infrastructure could be subject to disruption, compromise or failure and our data protection measures may be insufficient to protect our information, including as a result of cyber incidents adversely impacting our business.
- Our success depends on our ability to implement new technologies and services more efficiently and quickly than our competitors.
- Our success will be affected by the use and protection of our proprietary technology. Due to the limitations of our intellectual property rights, our ability to exclude others from the use of our proprietary technology may be reduced. Furthermore, we may be adversely affected by disputes regarding intellectual property rights.
- We may incur liabilities, fines, penalties or additional costs, or we may be unable to sell to certain customers if we do not maintain safe operations.
- If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.
- The impact and effects of public health crises, pandemics and epidemics could have a material adverse effect on our business, financial condition and results of operations.
- Facility consolidations or expansions may subject us to risks of operating inefficiencies, construction delays and cost overruns.
- Our acquisitions and dispositions may not result in anticipated benefits and may present risks not originally contemplated.
- A natural disaster, catastrophe or other event could result in severe property damage, which could curtail our operations.

Risks Related to the Variperm Acquisition:

- We may not be able to integrate Variperm successfully or manage the combined business effectively, and the benefits of acquiring Variperm may not be realized or may not be realized within the expected time frame.
- Variperm may have liabilities that are not known, probable or estimable at this time.

- We will incur significant costs in connection with the Variperm Acquisition, which may be in excess of those anticipated.
- Failure to retain key employees and attract new talent to fill new roles created by the integration or vacant roles created by attrition could diminish the anticipated benefits of the Variperm Acquisition and otherwise harm our business.

Legal and Regulatory Risks:

- Our operations and our customers' operations are subject to a variety of governmental laws and regulations that affect our and our customers' costs, prohibit or curtail our customers' operations in certain areas, limit the demand for our products and services or restrict our operations.
- Potential legislation or regulations restricting the use of hydraulic fracturing could reduce demand for our products.
- Our financial results could be adversely impacted by changes in regulation of oil and natural gas exploration and development activity in response to significant environmental incidents or climate change actions.
- Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.
- Tariffs imposed by the U.S. government could have a further severe adverse effect on our results of operations.
- We are subject to litigation risks that may not be covered by insurance.
- The number and cost of our current and future asbestos claims could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated.
- Our products are used in operations that are subject to potential hazards inherent in the oil and natural gas industry and, as a result, we are exposed to potential liabilities that could affect our financial condition and reputation.
- Climate change legislation or regulations restricting emissions of greenhouse gases ("GHGs") and related divestment and other efforts could increase our operating costs or reduce demand for our products.

Risks Related to our International Operations

- Our business operations worldwide are subject to a number of U.S. federal laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act ("FCPA") as well as trade sanctions administered by the Office of Foreign Assets Control and the Commerce Department, as well as similar laws in non-U.S. jurisdictions that govern our operations by virtue of our presence or activities there.
- Our exposure to currency exchange rate fluctuations may result in fluctuations in our cash flows and could have an adverse effect on our results of operations.

Risks Related to our Common Stock, Indebtedness and Financial Condition:

- Our common stock price has been volatile, and we expect it to continue to remain volatile in the future.
- Our debt agreements contain operating and financial restrictions that restrict our business and financing activities.
- Our variable rate indebtedness may subject us to interest rate risk, which could cause our debt service obligations to increase significantly.
- Our ability to access the capital and credit markets to raise capital on favorable terms is limited by our debt level, industry conditions and credit rating.
- Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.
- We have incurred impairment charges and we may incur additional impairment charges in the future.

Risks Related to our Business and Operations:

The success of our business largely depends on activity levels in the oil and natural gas industry, which can be affected by the amount and volatility of oil and natural gas prices.

We have experienced, and will continue to experience, fluctuations in revenues and operating results due to economic and business cycles. The willingness of oil and natural gas operators to make capital expenditures to explore for and produce oil and natural gas, the need of oilfield services companies to replenish consumable parts and the willingness of these customers to invest in capital equipment depends largely upon prevailing industry conditions that are influenced by numerous factors over which we have no control. Such factors include:

- domestic and foreign supply of and demand for oil and natural gas;
- prices, and expectations about future prices, of oil and natural gas;
- ability or willingness of the Organization of Petroleum Exporting Countries (“OPEC”) and other major producers to set and maintain production limits;
- cost of exploring for, developing, producing and delivering oil and natural gas;
- levels of drilling and completions activity;
- expected decline in rates of current and future production, or faster than anticipated declines in production;
- discovery rates of new oil and natural gas reserves;
- the occurrence or threat of epidemic or pandemic diseases and any government response to such occurrence or threat;
- ability of our customers to access new markets or areas of production or to continue to access current markets, including as a result of trade restrictions;
- weather conditions, including hurricanes and tornadoes, that can affect oil and natural gas operations;
- natural disasters, catastrophes or other events resulting in severe property damage;
- governmental regulations, including those instituted in connection with a response to climate change;
- prohibitions, moratoriums or similar limitations on drilling or hydraulic fracturing activity resulting in a cessation or disruption of operations;
- domestic and worldwide economic and political conditions, including inflationary pressures, further increases in interest rates and the cost of capital, a general economic slowdown or recession, political tensions and war (including future developments in the ongoing Russia-Ukraine conflict);
- financial stability of our customers and other industry participants;
- political instability in oil and natural gas producing countries;
- increased pressures to invest in sustainable energy sources, shareholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas;
- investors reducing, or ceasing to provide, funding to the oil and natural gas industry in response to initiatives to limit climate change;
- conservation measures and technological advances affecting energy consumption;
- price and availability of alternative energy resources and fuels;
- uncertainty in capital and commodities markets, and the ability of oil and natural gas companies to raise equity capital and debt financing; and
- merger and divestiture activity among oil and natural gas producers, drilling contractors and oilfield service companies.

The oil and natural gas industry has historically experienced periodic reductions in the overall level of exploration and development activities in connection with declines in commodity prices. As a result, there are periodic reductions in the demand for our products and services, downward pressure on the prices that we charge and ultimately an adverse impact on our business. Although during 2022 and 2023, oil and gas prices and demand increased significantly from the historic lows seen in the first half of 2020, it is uncertain whether prices will maintain current levels, decline or increase. Furthermore, there can be no assurance that the demand or pricing for oil and

natural gas will follow historic patterns, including as a result of increased availability of alternative energy sources. Declines in oil and natural gas prices, decreased levels of exploration, development, and production activity, use of alternative sources of energy, and the willingness of customers to invest in their equipment relative to historical norms may negatively affect:

- revenues, cash flows, and profitability;
- the ability to maintain or increase borrowing capacity;
- the ability to obtain additional capital to finance our business and the cost of that capital;
- the ability to collect outstanding amounts from our customers; and
- the ability to attract and retain skilled personnel to maintain our business or that will be needed in the event of an upturn in the demand for our products.

The markets in which we operate are highly competitive, including some companies that hold substantial market share and have substantially greater resources than we do, as well as a number of regional or local competitors for certain of our product lines. We may not be able to compete successfully in this environment.

The markets in which we operate are highly competitive and our products and services are subject to competition from significantly larger businesses. We have several competitors that are large national and multinational companies that have longer operating histories, and greater financial, technical and other resources than we do. In addition, we compete with many small companies on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. In addition, several of our competitors provide a much broader array of services, and have a stronger presence in more geographic markets and, as such, may be better positioned to withstand an extended downturn. Our larger competitors are able to use their size and purchasing power to seek economies of scale and pricing concessions. Furthermore, some of our customers are our competitors and have in the past ceased buying from us, and may do the same in the future. We also have competitors outside of the U.S. with lower structural costs due to labor and raw material cost in and around their manufacturing centers, and prices based on foreign currencies. Accordingly, currency fluctuations may cause U.S. dollar-priced products to be less competitive than our competitors' products that are priced in other currencies. Moreover, our competitors may utilize available capacity during a period of depressed energy prices to gain market share.

New competitors have also entered the markets in which we compete. We consider product quality, price, breadth of product offering, availability of products and services, performance, distribution capabilities, technical expertise, responsiveness to customer needs, reputation for service and intellectual property rights to be the primary competitive factors. Competitors may be able to offer more attractive pricing, duplicate strategies, or develop enhancements to products that offer performance features that are superior to our products. In addition, we may not be able to retain key employees of entities that we acquire in the future and those employees may choose to compete against us following a contractually agreed period of non-competition that is permitted under the law. Competitive pressures, including those described above, and other factors could adversely affect our competitive position, resulting in a loss of market share or decreases in prices. For more information about our competitors, please read "Business—Competition."

Given the uncertainty related to long-term commodity prices and associated customer demand, we may hold excess or obsolete inventory, and as a result, may experience a reduction in gross margins and financial results.

We cannot accurately predict what or how many products our customers will need in the future. Orders are placed with our suppliers based on forecasts of customer demand and, in some instances, we may establish buffer inventories to accommodate anticipated demand. At certain times, we have built capital equipment before receiving customer orders. Our forecasts of customer demand are based on multiple assumptions, which have introduced errors into the estimates. In addition, many of our suppliers, such as those for certain of our standardized valves, require a longer lead time to provide products than our customers demand for delivery of our finished products. If we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we would allocate resources to the purchase of material or manufactured products that we are not be able to sell when we expect to, if at all. As a result, we would hold excess or obsolete inventory, which would reduce gross margin and adversely affect financial results upon writing down the value of inventory. In addition, any future significant cancellations or deferrals of product orders or the return of previously sold products

could materially and adversely affect profit margins, increase product obsolescence and restrict our ability to fund our operations.

We may not realize revenue on our current backlog due to customer order reductions, cancellations or acceptance delays, which may negatively impact our financial results.

Uncertainty regarding demand for our customers' services has resulted in order reductions, cancellations and acceptance delays, and we may experience more of these in the future. We may be unable to collect revenue for all of the orders reflected in our backlog, or we may be unable to collect cancellation penalties, to the extent we have the right to impose them, or the revenues may be pushed into future periods. In addition, customers who are more highly leveraged or otherwise unable to pay their creditors in the ordinary course of business may become insolvent or be unable to operate as a going concern. We may be unable to collect amounts due or damages we are awarded from these customers, and our efforts to collect such amounts may damage our customer relationships. Our results of operations and overall financial condition may be negatively impacted by a reduction in revenue as a result of these circumstances.

The industry in which we operate is undergoing continuing consolidation and seeking opportunities to participate in the energy transition, which may impact our results of operations.

Some of our customers have consolidated and are seeking to achieve economies of scale and pricing concessions. In addition, they are making investments in non-traditional oil and gas markets as part of the energy transition. As a result, we may be unable to supply our traditional oil and gas products to these customers if we do not develop new technology that meets their changing needs. In addition, the consolidation of customers and focus on non-traditional energy investments could result in reduced spending by such companies or decreased demand for our existing products and services. Therefore, to counteract these pressures, any reduced spending or decreased demand for traditional energy products will need to be offset at the same or greater pace by sales to other customers or increased sales of renewable energy technologies that we develop. If we are not successful in offsetting such sales, there could be a significant negative impact on our results of operations or financial condition. We are unable to predict what effect consolidations and the energy transition in the industry may have on prices, spending by customers, selling strategies, competitive position, customer retention or our ability to negotiate favorable agreements with customers.

A greater focus on budgetary discipline and technological advances have caused a decline in customer spending that may remain at a low level despite an increase in commodity prices.

A portion of our business is driven by our customers' spending on capital equipment such as drilling rigs. Our customers and their investors have adopted business strategies placing significant emphasis on capital discipline that has limited the level of their spending. In addition, new techniques and technological advances have reduced the number of days required to drill wells. The number of days required for a drilling rig to be on a site to drill a well has in many areas been reduced by at least half over the last several years. Given these factors, we cannot provide any assurance that our capital equipment sales will increase if there is an increase in commodity prices.

We may be unable to employ a sufficient number of skilled and qualified workers.

The delivery of our products and services requires personnel with specialized skills and experience. Our ability to be productive and profitable depends upon our ability to employ and retain skilled workers. During periods of increasing activity in our industry, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. In addition, during those periods, the demand for skilled workers is high, the supply is limited and the cost to attract and retain qualified personnel increases, especially for skilled workers. For example, we have recently experienced shortages of engineers, mechanical assemblers, machinists and welders, which in some instances slowed the productivity of certain of our operations. Furthermore, a significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. During periods of low activity in our industry, we have reduced the size of our labor force to match declining revenue levels, and other employees have chosen to leave in order to find more stable employment. This causes us to lose skilled personnel, the absence of which could cause us to incur quality, efficiency and deliverability issues in our operations, or delay our response to an upturn in the market. We are also exposed to the impact of labor cost increases resulting from other factors such as high employment levels, increased wages offered by employers in other industries, and government regulations. If any of these events were to occur, our ability to respond quickly to customer demands may be inhibited and our growth potential could be impaired.

We rely on relationships with key suppliers to operate and maintain our business.

Certain of our product lines depend on a limited number of third-party suppliers. In some cases, the suppliers own the intellectual property rights to the products we sell, or possess the technology or specialized tooling required to manufacture them. As a result of this concentration in part of our supply chain, our business and operations may be negatively affected if our key suppliers were to experience significant disruptions affecting the price, quality, availability or timely delivery of their products, or if they were to decide to terminate their relationships with us. For example, we have a limited number of suppliers for our bearings product lines and certain of our valve product lines. The limited number of these suppliers can restrict the quantity and timeliness of customer deliveries. In addition, some of our suppliers have imposed more stringent payment terms and conditions on us based on our perceived risk as a counterparty. The partial or complete loss of any one of our key suppliers, a significant adverse change in the relationship with any of these suppliers, through consolidation or otherwise, would limit our ability to manufacture and sell certain of our products.

Our business depends upon our ability to obtain key raw materials and specialized equipment from suppliers. Increased costs of raw materials and other components, and inflationary pressure, may result in increased operating expenses.

Should our suppliers be unable to provide the necessary raw materials or finished products or otherwise fail to deliver such materials and products timely and in the quantities required, resulting delays in the provision of products or services to customers could have a material adverse effect on our business. For example, our Coiled Tubing product line was unable to source a sufficient amount of steel during the third and fourth quarters of 2021 to satisfy customer orders on a timely basis. In addition, because many of our products are manufactured out of steel, we are particularly susceptible to fluctuations in steel prices and tariffs. Our results of operations may be adversely affected by our inability to manage the rising costs and availability of raw materials and components used in our products. The availability and cost of raw materials and finished products may be impacted by macroeconomic demand, various national, regional, local, economic and political factors, supply chain disruptions and inflationary pressures.

Some of our contracts require us to compensate customers if we do not meet specified delivery obligations. We rely on suppliers to provide required materials and in many instances these materials must meet certain specifications. Managing a geographically diverse supply base poses inherently significant logistical challenges. Furthermore, the ability of third-party suppliers to deliver materials to our specifications may be affected by events beyond our control. As a result, there is a risk that we could experience diminished supplier performance resulting in longer than expected lead times and/or product quality issues. For example, in the past, we have experienced issues with the quality of certain forgings used to produce materials utilized in our products. As a result, we were required to seek alternative suppliers for those forgings, which resulted in increased costs and a disruption in our supply chain. We have also been required in certain circumstances to provide better economic terms to some of our suppliers in exchange for their agreement to increase their capacity to satisfy our supply needs. The occurrence of any of the foregoing factors would have a negative impact on our ability to deliver products to customers within committed time frames.

A deterioration of global economic conditions could adversely affect our financial condition and results of operations.

A deterioration in global economic conditions, including an economic slowdown or recession in the United States or in any other country that significantly affects the supply of or demand for oil or natural gas, inflation, geopolitical issues such as the continuing conflict between Russia and Ukraine, the availability and cost of credit and supply chain disruptions, could adversely affect our financial condition and results of operations. Global economic conditions have a significant impact on oil and natural gas prices, and any stagnation or deterioration in these conditions could result in less demand for our products and services and could cause our customers to reduce their planned capital spending. Adverse global economic conditions also may cause our customers, vendors and/or suppliers to lose access to the financing necessary to sustain or increase their current level of operations, fulfill their commitments and/or fund future operations and obligations. Additionally, if inflation increases, we may be unable to raise pricing for our products and services at or above the rate of inflation, which could reduce our profit margins. In the past, global economic conditions, and expectations for future global economic conditions, have sometimes experienced significant deterioration in a relatively short period of time and there can be no assurance that global economic conditions or expectations for future global economic conditions will recover in the near term or not quickly deteriorate again due to one or more factors.

We may not be able to satisfy technical requirements, testing requirements, code requirements or other specifications under contracts and contract tenders.

Many of our products are used in harsh environments and severe service applications. Our contracts with customers and customer requests for bids often set forth detailed specifications or technical requirements (including that they meet certain industrial code requirements, such as API, ASME or similar codes, or that our processes and facilities maintain ISO or similar certifications) for our products and services, which may also include extensive testing requirements. We anticipate that such code testing requirements will become more common in our contracts. We cannot assure that our products or facilities will be able to satisfy the specifications or requirements, or that we will be able to perform the full-scale testing necessary to prove that the product specifications are satisfied in future contract bids or under existing contracts, or that the costs of modifications to our products or facilities to satisfy the specifications and testing will not adversely affect our results of operations. If our products or facilities are unable to satisfy such requirements, or we are unable to perform or satisfy any required full-scale testing, we may suffer reputational harm and our customers may cancel their contracts and/or seek new suppliers, and our business, results of operations or financial position may be adversely affected.

Our information technology infrastructure could be subject to disruption, compromise or failure and our data protection measures may be insufficient to protect our information, including as a result of cyber incidents adversely impacting our business.

The efficient operation of our business is dependent on our information technology ("IT") systems ("systems"). Accordingly, we rely upon the capacity, reliability and security of our IT hardware and software infrastructure, much of which are outsourced to third parties, including in "cloud"-based platforms. Furthermore, we continuously expand and update our IT infrastructure to ensure it is secured from outside threats. Despite our implementation of security measures, which we believe are reasonable to mitigate the risks of a cybersecurity threat, our systems, and those of the third parties we engage, are vulnerable to computer viruses, malware, incursions by intruders or hackers, cyber terrorists, failures in hardware or software, power fluctuations, natural disasters, and other similar disruptions. Geopolitical tensions or conflicts may further heighten the risk of cyber threats. In certain instances, our systems have failed to perform as anticipated, resulting in disruptions in operations and other adverse consequences. Should our systems, or those of the third parties we rely on, materially fail or be subject to disruption or compromise in the future, it may result in numerous other adverse consequences, including reduced effectiveness and efficiency of our operations, inappropriate disclosure or loss of confidential or sensitive information, increased overhead costs, and loss of intellectual property, which could lead to liability to third parties or otherwise and have a material adverse effect on our business and results of operations. While we carry cyber insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. In addition, we may be required to incur significant costs to prevent or mitigate damage caused by these disruptions or security incidents in the future. Further, cyber incidents on a communications network could cause operational disruption resulting in loss of revenues.

In addition, laws and regulations governing data protection and the unauthorized disclosure of confidential information, including the European Union General Data Protection Regulation and laws enacted in certain U.S. jurisdictions, are evolving, can vary significantly by jurisdiction, and pose increasingly complex compliance challenges and may potentially elevate our compliance costs. Any failure by us to comply with these laws and regulations, including as a result of a cybersecurity or data protection incident, could result in a loss of sensitive information, regulatory inquiries, litigation, and significant penalties and liabilities for us. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties.

In the past we have experienced, and in the future we may again experience, cybersecurity incidents. The preventive actions we take to reduce exposure to, and the risks associated with, cybersecurity incidents may be insufficient to prevent or mitigate the effects of material cybersecurity incidents in the future. Because the tools and methods used by threat actors to damage or obtain unauthorized access to networks, systems, and data change frequently, and are often not known until used against a target, we may be unable to anticipate these tools or methods or implement adequate preventative measures. It is impossible to eliminate all cybersecurity threats and exposure to cybersecurity incidents, and thus our networks and systems, as well as those of our service providers, suppliers, customers and other third parties, remain potentially vulnerable to known or unknown threats. In the event of a cybersecurity incident, we may be required to expend additional resources in order to enhance our cybersecurity measures and to investigate and remediate any vulnerabilities, which would increase our cybersecurity costs. We also may incur large expenditures to recover data, to repair or replace networks or information systems or to protect against similar future events.

Our success depends on our ability to implement new technologies and services more efficiently and quickly than our competitors.

Our success depends on our ability to develop and implement new product designs and improvements that meet our customers' needs in a manner equal to or more effective than those offered by our competitors. If we are not able to continue to provide new and innovative services and technologies in a manner that allows us to meet evolving industry requirements, including the focus on renewable energy opportunities, at prices acceptable to our customers, our financial results would be negatively affected. In addition, some of our competitors are large national and multinational companies that we believe are able to devote greater financial, technical, manufacturing and marketing resources to research and develop more or better systems, services and technologies than we are able to do. Moreover, as a result of the currently depressed levels of customer activity, we may be unable to allocate sufficient amounts of capital to research and new product development activities, which may limit our ability to compete in the market and generate revenue.

Our success will be affected by the use and protection of our proprietary technology. Due to the limitations of our intellectual property rights, our ability to exclude others from the use of our proprietary technology may be reduced. Furthermore, we may be adversely affected by disputes regarding intellectual property rights.

Our success will be affected by our development and implementation of new product designs and improvements and by our ability to protect and maintain intellectual property assets related to these developments. Although in many cases our products are not protected by any registered intellectual property rights, in some cases we rely on a combination of patents and trade secret laws to establish and protect this proprietary technology.

We currently hold multiple U.S. and international patents and have several pending patent applications associated with our products and processes. Some work is conducted in international waters and, therefore, does not fall within the scope of any country's patent jurisdiction. As a result, we would be limited in the degree to which we can enforce our patents against infringement occurring in international waters and other "non-covered" territories. Also, we do not have patents in every jurisdiction in which we conduct business and our patent portfolio will not protect all aspects of our business and may relate to obsolete or unusual methods, which would not prevent third parties from entering the same market.

From time to time, our competitors have infringed upon, misappropriated, circumvented, violated or challenged the validity or enforceability of our intellectual property. In the future, we may not be able to adequately protect or enforce our intellectual property rights. Our failure or inability to protect our proprietary information or successfully oppose intellectual property challenges against us could materially and adversely affect our competitive position. Moreover, third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates their intellectual property rights. We may not prevail in any such legal proceedings, and our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. Any legal proceeding concerning intellectual property is likely to be protracted and costly and is inherently unpredictable, and could have a material adverse effect on our business, regardless of its outcome. Further, our intellectual property rights may not have the value expected and such value is expected to change over time as new products are designed and improved.

We may incur liabilities, fines, penalties or additional costs, or we may be unable to sell to certain customers if we do not maintain safe operations.

If we fail to comply with safety regulations or maintain an acceptable level of safety at our facilities, we may incur fines, penalties or other liabilities, or we may be held criminally liable. In addition, a portion of our workforce is made up of newer employees who are less experienced and therefore more prone to injury. As a result, new employees require ongoing training and a higher degree of oversight. We incur additional costs to encourage training and ensure proper oversight of these shorter service employees. Moreover, we incur costs in connection with equipment upgrades, or other costs to facilitate our compliance with safety regulations. Failure to maintain safe operations or achieve certain safety performance metrics could disqualify us from doing business with certain customers, particularly major oil companies.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls over financial processes and reporting are necessary for us to provide reliable financial reports that effectively prevent fraud and operate successfully. Our efforts to maintain internal control systems have not been successful in the past. The existence of a material weakness in the future or a failure of our internal controls could affect our ability to obtain financing or increase the cost of any such financing. The identification of a

material weakness in the future could also cause investors to lose confidence in the reliability of our financial statements and could result in a decrease in the value of our common stock. In addition, the entities that we acquire in the future may not maintain effective systems of internal control or we may encounter difficulties integrating our system of internal controls with those of acquired entities. If we are unable to maintain effective internal controls and, as a result, fail to provide reliable financial reports and effectively prevent fraud, our reputation and operating results would be harmed.

The impact and effects of public health crises, pandemics and epidemics could have a material adverse effect on our business, financial condition and results of operations.

Public health crises, pandemics and epidemics and fear of such events have adversely impacted and may continue to adversely impact our operations, the operations of our customers and the global economy, including the worldwide demand for oil and natural gas and the level of demand for our products and services. Other effects of such public health crises, pandemics and epidemics have included and may continue to include significant volatility and disruption of the global financial markets; continued volatility of oil and natural gas prices and related uncertainties around OPEC+ production; disruption of our operations; impact to costs; loss of workers; labor shortages; operational and supply chain disruptions; material or equipment shortages; logistics constraints; customer demand for our products and services and industry demand generally; capital spending by oil and natural gas companies; our liquidity; the price of our securities and trading markets with respect thereto; our ability to access capital markets; asset impairments and other accounting changes; certain of our customers experiencing bankruptcy or otherwise becoming unable to pay vendors, including us; and employee impacts from illness, travel restrictions, including border closures and other community response measures. Such public health crises, pandemics and epidemics are continuously evolving and the extent to which our business operations and financial results continue to be affected depends on various factors beyond our control.

Facility consolidations or expansions may subject us to risks of operating inefficiencies, construction delays and cost overruns.

We may consolidate facilities to achieve operating efficiencies and reduce costs. These facility consolidations may be delayed and cause us to incur increased costs, product or service delivery delays, decreased responsiveness to customer needs, liabilities under terms and conditions of sale or other operational inefficiencies, or may not provide the benefits we anticipate. We may lose key personnel and operational knowledge that might lead to quality issues, delays in production or other competitive disadvantages.

In the future, we may grow our businesses through the construction of new facilities and expansions of our existing facilities. These projects, and any other capital asset construction projects that we may commence, are subject to similar risks of delay or cost overruns inherent in any construction project resulting from numerous factors, including the following:

- difficulties or delays in obtaining land;
- shortages of key equipment, materials or skilled labor;
- unscheduled delays in the delivery of ordered materials and equipment;
- unanticipated cost increases;
- weather interferences; and
- difficulties in obtaining necessary permits or in meeting permit conditions.

Our acquisitions and dispositions may not result in anticipated benefits and may present risks not originally contemplated.

We continually seek opportunities to maximize efficiency and value through various transactions, including purchases or sales of assets, businesses, investments, or joint venture interests. These transactions are intended to (but may not) result in the realization of savings, the creation of efficiencies, the offering of new products or services, the generation of cash or income, or the reduction of risk. Acquisition transactions may use cash on hand or be financed by additional borrowings or by the issuance of our common stock. These transactions may also affect our business, consolidated results of operations and consolidated financial condition. These transactions also involve risks, and we cannot ensure that:

- any acquisitions we attempt will be completed on the terms announced, or at all;
- any acquisitions would result in an increase in income or provide an adequate return of capital or other anticipated benefits;

- any acquisitions would be successfully integrated into our operations and internal controls;
- the due diligence conducted prior to an acquisition would uncover situations that could result in financial or legal exposure, including under the FCPA, or that we will appropriately quantify the exposure from known risks;
- any disposition would not result in decreased earnings, revenue, or cash flow;
- use of cash for acquisitions would not adversely affect our cash available for capital expenditures and other uses; or
- any dispositions, investments, or acquisitions, including integration efforts, would not divert management resources.

A natural disaster, catastrophe or other event could result in severe property damage, which could curtail our operations.

Adverse weather conditions, such as hurricanes, tornadoes, ice or snow may damage or destroy our facilities, interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue, which may or may not be insured. For example, certain of our facilities located in Oklahoma and Pennsylvania have experienced suspensions in operations due to tornado activity or extreme cold weather conditions.

Some of our operations involve risks of, among other things, property damage, which could curtail our operations. Disruptions in operations or damage to a manufacturing plant could reduce our ability to produce products and satisfy customer demand. In particular, we have offices and manufacturing facilities in Houston, Texas, and in various places throughout the U.S. Gulf Coast region. These offices and facilities are particularly susceptible to severe tropical storms and hurricanes, which may disrupt our operations. Damage to one or more of our manufacturing facilities by severe weather or any other disaster, accident, catastrophe or event, could significantly interrupt our operations. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to our plants or other stoppages arising from factors beyond our control. These interruptions might involve significant damage to property, among other things, and repairs might take a significant amount of time. For example, in the third quarter 2017, we were impacted by idled facilities and operations directly related to Hurricane Harvey's widespread damage in Texas and Louisiana. As a result, our financial results were negatively impacted by foregone revenue and under-absorption of manufacturing costs, and, indirectly, due to supplier and logistical delays.

Risks Related to the Variperm Acquisition:

We may not be able to integrate Variperm successfully or manage the combined business effectively, and the benefits of acquiring Variperm may not be realized or may not be realized within the expected time frame.

We consummated the Variperm Acquisition with the expectation that it would result in various benefits. Achieving the anticipated benefits of the Variperm Acquisition is subject to a number of uncertainties, including whether the businesses of FET and Variperm can be integrated in an efficient and effective manner. We will be required to devote significant management attention and resources to integrating Variperm's operations into our operations. Delays or unexpected difficulties in the integration process may cause the anticipated benefits of the Variperm Acquisition to not be fully realized or to take longer to realize than expected. Issues that must be addressed in integrating Variperm's operations include, among other things:

- conforming standards, controls, procedures and policies, business cultures and compensation structures;
- integrating supply chain, procurement, corporate, accounting, information technology, communications, administration and other systems;
- consolidating sales and marketing operations;
- retaining existing customers and attracting new customers;
- retaining key employees and attracting new talent to fill new roles created by the integration or vacant roles created by attrition;
- identifying and eliminating redundant and underperforming operations and assets;
- minimizing the diversion of management's attention from ongoing business concerns;
- operating the combined business in markets and geographies in which we do not currently operate; and

- managing tax costs or inefficiencies associated with integrating Variperm's and FET's operations.

Failure to achieve the anticipated benefits of the Variperm Acquisition could adversely affect our future business, financial condition, results of operations and prospects.

Even if we are able to integrate Variperm's operations successfully, this integration may not result in the realization of the full benefits we expect or the achievement of these benefits within a reasonable period of time. In addition, we may have not discovered during the due diligence process prior to closing all known and unknown factors regarding Variperm that could produce unintended and unexpected consequences for us. Undiscovered factors could result in us incurring financial liabilities, which could be material, and could result in us not achieving the expected benefits from the Variperm Acquisition within our desired time frames, or at all.

Variperm may have liabilities that are not known, probable or estimable at this time.

As a result of the Variperm Acquisition, Variperm has become our wholly-owned subsidiary, and we effectively assume all of Variperm's liabilities, whether or not currently known. There may be claims, assessments or liabilities that we did not discover or identify in the course of performing due diligence investigations of Variperm.

In addition, there may be liabilities that are neither probable nor estimable at this time which may become probable and estimable in the future. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business. We may uncover additional information about Variperm that adversely affects us, such as unknown, unasserted or contingent liabilities and issues relating to compliance with applicable laws.

We will incur significant costs in connection with the Variperm Acquisition, which may be in excess of those anticipated.

We have incurred and expect to continue to incur a number of non-recurring costs associated with negotiating and completing the Variperm Acquisition and combining the operations of FET and Variperm. These fees and costs have been, and will continue to be, substantial. A significant portion of such expenses consist of transaction costs related to the Variperm Acquisition and include, among others, fees and expenses of professional advisors, including legal and accounting advisors, and financing costs. We will also incur fees and costs related to the integration of FET and Variperm, which could include severance costs and capital expenditures.

Moreover, we may incur additional unanticipated expenses in connection with the integration. Although we expect the elimination of duplicative costs and the realization of other efficiencies related to the integration of Variperm into FET's operations to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. We cannot assure you that we will successfully integrate the Variperm business.

The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of the combined company following the completion of the Variperm Acquisition.

Failure to retain key employees and attract new talent to fill new roles created by the integration or vacant roles created by attrition could diminish the anticipated benefits of the Variperm Acquisition and otherwise harm our business.

The success of our business, including the Variperm Acquisition, will depend in part upon the retention of key employees critical to the Variperm business. Current employees may experience uncertainty about their future roles until clear strategies are announced or executed.

Some Variperm employees may choose not to remain with the combined company. If we are unable to retain personnel that are critical to our operations and the integration of FET and Variperm, or if we are unable to attract talent to fill new roles created by the integration or vacant roles created by attrition, we could experience disrupted operations, including loss of customers, key information, expertise and know how, or unanticipated hiring and training costs. In addition, the loss of key personnel could diminish the benefits of the Variperm Acquisition actually achieved by us.

Legal and Regulatory Risks:

Our operations and our customers' operations are subject to a variety of governmental laws and regulations that affect our and our customers' costs, prohibit or curtail our customers' operations in certain areas, limit the demand for our products and services or restrict our operations.

Our business and our customers' businesses may be significantly affected by:

- federal, state and local U.S. and non-U.S. laws and other regulations relating to oilfield operations, worker safety and protection of the environment;

- changes in these laws and regulations;
- the level of enforcement of these laws and regulations; and
- interpretation of existing laws and regulations.

In addition, we depend on the demand for our products and services from the oil and natural gas industry. This demand is affected by changing taxes, price controls and other laws and regulations relating to the oil and natural gas industry in general. For example, the adoption of laws and regulations curtailing exploration and development drilling for oil and natural gas for economic or other policy reasons could adversely affect our operations by limiting demand for our products. In addition, some non-U.S. countries adopt regulations or practices that provide an advantage to local oil companies in bidding for oil leases, or require local companies to perform oilfield services currently supplied by international service companies. To the extent that such companies are not our customers, or we are unable to develop relationships with them, our business may suffer. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Because of our non-U.S. operations and sales, we are also subject to changes in non-U.S. laws and regulations that encourage or require hiring of local contractors or require non-U.S. contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. If we fail to comply with any applicable law or regulation, our business, results of operations or financial condition may be adversely affected.

Potential legislation or regulations restricting the use of hydraulic fracturing could reduce demand for our products.

Certain environmental advocacy groups and politicians have suggested that additional federal, state and local laws and regulations may be needed to more closely regulate the hydraulic fracturing process, and have made claims that hydraulic fracturing techniques are harmful to surface water and drinking water resources. Various governmental entities (within and outside the U.S.) are in the process of studying, restricting, regulating or preparing to regulate hydraulic fracturing, directly or indirectly.

The EPA has asserted federal authority over hydraulic fracturing using fluids that contain “diesel fuel” under the federal Safe Drinking Water Act (“SDWA”) Underground Injection Control Program and has issued permitting guidance for hydraulic fracturing operations involving the use of diesel fuel in fracturing fluids in those states where the EPA is the permitting authority. Additionally, in March 2015, the Department of the Interior’s Bureau of Land Management (“BLM”) issued final rules, including new requirements relating to public disclosure, wellbore integrity and handling of flowback water, to regulate hydraulic fracturing on federal and Indian lands. These rules were rescinded by rule in December 2017; however, in January 2018, California and a coalition of environmental groups filed a lawsuit in the Northern District of California to challenge the BLM’s rescission of the rules. The Northern District of California upheld the rescission in 2020, but this decision was then appealed to the Ninth Circuit Court of Appeals. This litigation is ongoing and future implementation of the BLM rules is uncertain at this time.

In past sessions, Congress has considered, but not passed, the adoption of legislation to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. Some states have adopted, and other states are considering adopting, legal requirements that could impose more stringent permitting, public disclosure or well construction requirements on hydraulic fracturing activities or impose bans or moratoria on these activities altogether. Local governments also may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular, in some cases banning hydraulic fracturing entirely. For example, the Colorado state legislature passed a package of hydraulic fracturing regulations in April 2019. Under the new law, the state oil and natural gas agency must review well locations for environmental protection criteria. In addition, the legislation broadened the authority for local governments to further regulate or restrict hydraulic fracturing. In April 2021, the California Governor’s Office directed state regulators to end the issuance of new permits for hydraulic fracturing by January 2024. In February 2018, the Oklahoma Corporation Commission released a protocol that requires operators to suspend hydraulic fracturing well completion operations in response to certain levels of seismic activity.

If new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where our oil and natural gas exploration and production customers operate, they could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, and production activities, and perhaps even be precluded from drilling wells, some or all of which could adversely affect demand for our products and services from those customers.

Our financial results could be adversely impacted by changes in regulation of oil and natural gas exploration and development activity in response to significant environmental incidents or climate change actions.

Environmental incidents such as the Macondo well incident could result in drilling moratoria, and could result in increased federal, state, and international regulation of our and our customers' operations that could negatively impact our earnings, prospects and the availability and cost of insurance coverage. Any additional regulation of the exploration and production industry as a whole could result in fewer companies being financially qualified to operate offshore or onshore in the U.S. or in non-U.S. jurisdictions, resulting in higher operating costs for our customers and reduced demand for our products and services.

In January 2021, President Biden signed an executive order that, among other things, instructed the Secretary of the Interior to pause new oil and natural gas leases on public lands or in offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices. Following that executive order, the acting Secretary of the Interior issued an order imposing a 60 day pause on the issuance of new leases, permits and right-of-way grants for oil and gas drilling on federal lands, unless approved by senior officials at the Department of the Interior. In March 2021, prior to the expiration of the Secretary of the Interior's order, President Biden announced that career staff at the Department of the Interior would resume processing oil and gas drilling permits. In August 2022, a federal judge for the U.S. District Court of the Western District of Louisiana issued a permanent injunction against the pause of oil and natural gas leasing on public lands or in offshore waters of the thirteen plaintiff states that brought the lawsuit, which followed a June 2021 nationwide preliminary injunction by the district court that was subsequently vacated by the U.S. Court of Appeals for the Fifth Circuit. The full impact of these federal actions remains unclear, and if other restrictions or prohibitions become effective in the future, they could have an adverse impact on our business, financial condition, results of operations and cash flows.

Our operations are subject to environmental and operational safety laws and regulations that may expose us to significant costs and liabilities.

Our operations are subject to numerous stringent and complex laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to human health and environmental protection. These laws and regulations may, among other things, regulate the management and disposal of hazardous and nonhazardous wastes; require acquisition of environmental permits related to our operations; restrict the types, quantities, and concentrations of various materials that can be released into the environment; limit or prohibit operational activities in certain ecologically sensitive and other protected areas; regulate specific health and safety criteria addressing worker protection; require compliance with operational and equipment standards; impose testing, reporting and record keeping requirements; and require remedial measures to mitigate pollution from former and ongoing operations. Failure to comply with these laws and regulations or to obtain or comply with permits may result in the inability to conduct certain operational activities, assessment of administrative, civil and criminal penalties, imposition of remedial or corrective action requirements and the imposition of injunctions to prohibit certain activities or force future compliance. Certain environmental laws may impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. In addition, these risks may be greater for us because the companies we acquire or have acquired may not have allocated sufficient resources and management focus to environmental compliance, potentially requiring rehabilitative efforts during the integration process or exposing us to liability before such rehabilitation occurs.

The trend in environmental regulation has been to impose increasingly stringent restrictions and limitations on activities that may impact the environment. The implementation of new laws and regulations could result in materially increased costs, stricter standards and enforcement, larger fines and liability and increased capital expenditures and operating costs, particularly for our customers.

Tariffs imposed by the U.S. government could have a further severe adverse effect on our results of operations.

The U.S. government imposed global tariffs on certain imported steel and aluminum products pursuant to Section 232 of the Trade Expansion Act of 1962, as well as tariffs on imports of various Chinese product (including steel) pursuant to Section 301 of the Trade Act of 1974. In response, China and other countries have imposed retaliatory tariffs on a wide range of U.S. products, including those containing steel and aluminum. In 2019, the U.S. government entered into tariff agreements with Mexico and Canada to remove Section 232 tariffs, and, in 2021 and 2022, the U.S. government entered into tariff agreements with the European Union, Japan, and the United Kingdom to ease Section 232 tariffs on the close allies and trade partners, but Section 232 tariffs still remain in effect with

respect to the other nations. In addition, the U.S. government issued a final determination pursuant to an anti-dumping duty order on certain hot-rolled steel products from Japan, in which it found imports of the subject merchandise were sold in the United States at prices below normal value during the October 2019 to September 2020 time period. As a result, the U.S. government assessed a dumping margin of 24.07% for imports from Japan of the subject steel products. Further, the U.S. government conducted a sunset review on its existing anti-dumping duty on certain hot-rolled steel products from Australia, Brazil, Japan, the Republic of Korea, the Netherlands, the Republic of Turkey, and the United Kingdom that was issued in 2016, and determined to continue the anti-dumping duty order on all subject steel products except for those from Brazil. Our efforts to mitigate the impact of tariffs on raw materials through the diversification of our supply chain, exemption requests and other measures may not be sufficiently successful. Furthermore, a prolonged imposition of tariffs on our goods could have a significant adverse effect on our results of operations.

We are subject to litigation risks that may not be covered by insurance.

In the ordinary course of business, we become the subject of claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, products, employees and other matters, including occasional claims by individuals alleging exposure to hazardous materials as a result of our products or operations. Some of these claims relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses. Our insurance does not cover all of our potential losses, and we are subject to various self-insured retentions and deductibles under our insurance. A judgment may be rendered against us in cases in which we could be uninsured or which exceed the amounts that we currently have reserved or anticipate incurring for such matters.

The number and cost of our current and future asbestos claims could be substantially higher than we have estimated and the timing of payment of claims could be sooner than we have estimated.

One of our subsidiaries has been and continues to be named as a defendant in asbestos related product liability actions. The actual amounts expended on asbestos-related claims in any year may be impacted by the number of claims filed, the nature of the allegations asserted in the claims, the jurisdictions in which claims are filed, and the number of settlements. As of December 31, 2023, our subsidiary has a net liability of $0.3 million for the estimated indemnity cost associated with the resolution of its current open claims and future claims anticipated to be filed during the next five years.

Due to a number of uncertainties, the actual costs of resolving these pending claims could be substantially higher than the current estimate. Among these are uncertainties as to the ultimate number and type of lawsuits filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos suits or of our insurers, and potential legislative changes and uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case. In addition, future claims beyond the five-year forecast period are possible, but the accrual does not cover losses that may arise from such additional future claims. Therefore, any such future claims could result in a loss.

Significant costs are incurred in defending asbestos claims and these costs are recorded at the time incurred. Receipt of reimbursement from our insurers may be delayed for a variety of reasons. In particular, if our primary insurers claim that certain policy limits have been exhausted, we may be delayed in receiving reimbursement due to the transition from one set of insurers to another. Our excess insurers may also dispute the claims of exhaustion, or may rely on certain policy requirements to delay or deny claims. Furthermore, the various per occurrence and aggregate limits in different insurance policies may result in extended negotiations or the denial of reimbursement for particular claims. For more information on the cost sharing agreements related to this risk, refer to Note 12 *Commitments and Contingencies*.

Our products are used in operations that are subject to potential hazards inherent in the oil and natural gas industry and, as a result, we are exposed to potential liabilities that could affect our financial condition and reputation.

Our products are used in potentially hazardous completion, production and drilling applications in the oil and natural gas industry where an accident or a failure of a product can potentially have catastrophic consequences. Risks inherent to these applications, such as equipment malfunctions; failures; explosions; blowouts or uncontrollable flows of oil, natural gas or well fluids; and natural disasters on land or in deepwater or shallow-water environments, can cause personal injury; loss of life; suspension of operations; damage to formations; damage to facilities; business interruption and damage to or destruction of property, surface water and drinking water resources, equipment and the environment. These risks can be caused or contributed to by failure of, defects in or misuse of our products. In addition, we provide certain services that could cause, contribute to or be implicated in these events. If our products or services fail to meet specifications or are involved in accidents or failures, we could face

warranty, contract or other litigation claims, which could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, and pollution or other environmental damages. In addition, failure of our products to operate properly or to meet specifications may increase costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. Our insurance policies may not be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable. Moreover, even if we are successful in defending a claim, it could be time-consuming and costly to defend.

In addition, the frequency and severity of such incidents could affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our products or services if they view our safety record as unacceptable, which could cause us to lose customers and revenues. In addition, these risks may be greater for us because we may acquire companies that have not allocated significant resources and management focus to quality or safety, requiring rehabilitative efforts during the integration process. We may incur liabilities for losses associated with these newly acquired companies before we are able to rehabilitate such companies' quality, safety and environmental programs.

Climate change legislation or regulations restricting emissions of GHGs and related divestment and other efforts could increase our operating costs or reduce demand for our products.

Environmental advocacy groups and regulatory agencies in the U.S. and other countries have focused considerable attention on the emissions of carbon dioxide, methane and other GHGs and their potential role in climate change. In response to scientific studies suggesting that emissions of GHGs, including carbon dioxide and methane, are contributing to the warming of the Earth's atmosphere and other climatic conditions, the U.S. Congress has considered adopting comprehensive legislation to reduce emissions of GHGs, and approximately half of the states have already taken legal measures to reduce emissions of GHGs, primarily through measures to promote the use of renewable energy and/or regional GHG cap-and-trade programs. The EPA has attempted to regulate GHG emissions under the federal Clean Air Act:

- In December 2009, the EPA determined that emissions of carbon dioxide, methane and certain other GHGs endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth's atmosphere and other climatic changes. In October 2015, the EPA finalized the Clean Power Plan ("CPP"), which tried to impose additional obligations on the power generation sector to reduce GHG emissions. In August 2019, the EPA finalized the repeal of the 2015 regulations and replaced them with the Affordable Clean Energy rule ("ACE"), which designates heat rate improvement, or efficiency improvement, as the best system of emissions reduction for carbon dioxide from existing coal-fired electric utility generating units. In 2021, the U.S. Court of Appeals for the District of Columbia struck down the ACE rule but did not reinstate the former CPP regulation. In June 2022, the CPP was struck down by the United States Supreme Court, which held that Congress did not grant EPA the authority to devise emissions caps based on the generation-shifting approach the EPA took in the CPP. In May 2023, the EPA proposed to vacate the ACE rule and establish control methods to reduce the GHG emissions of power generation sector through control methods that include carbon capture and storage, low-GHG hydrogen co-firing and natural gas co-firing.
- In August 2020, the EPA rescinded methane and volatile organic compound emissions standards for new and modified oil and gas transmission and storage infrastructure previously promulgated in 2016, as well as methane limits for new and modified oil and gas production and processing equipment. The EPA also relaxed requirements for oil and gas operators to monitor emissions leaks. However, in November 2021, the EPA proposed new source performance standards ("NSPS") updates and emission guidelines to reduce methane and other pollutants from the oil and gas industry. In December 2022, the EPA issued a supplemental proposal to update, strengthen, and expand the November 2021 NSPS updates and further reduce methane and other pollutants from the oil and gas industry. The final rule was issued in December 2023. The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the U.S., including oil and natural gas systems. In July 2023, the EPA proposed to add reporting that would capture "other large release events" such as abnormal methane emission events that are not fully accounted for using existing methods.

The White House has also taken actions targeting emissions of GHGs. In August 2022, President Biden signed into law the Inflation Reduction Act, which contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies, which could increase operating costs within the oil and gas industry and accelerate the transition away from fossil fuels.

Efforts have also been made and continue to be made in the international community toward the adoption of international treaties or protocols that would address global climate change issues. Although the U.S. had withdrawn from the Paris Agreement in November 2020, the Biden Administration officially reentered the U.S. into the agreement in February 2021. Under the Paris Agreement, the Biden Administration has committed the United States to reducing its GHG emissions by 50 - 52% from 2005 levels by 2030. In November 2021, the U.S. and other countries entered into the Glasgow Climate Pact, which includes a range of measures designed to address climate change, including but not limited to the phase-out of fossil fuel subsidies, reducing methane emissions 30% by 2030, and cooperating toward the advancement of the development of clean energy.

The adoption of additional legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs to comply with new emissions-reduction or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, hydrocarbons that certain of our customers produce and reduce revenues by other of our customers who provide services to those exploration and production customers. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have a material adverse effect on our business, financial condition and results of operations.

In addition to the regulatory efforts described above, there have also been efforts in recent years aimed at the investment community, including investment advisers, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities as well as to pressure lenders and other financial services companies to limit or curtail activities with companies engaged in the extraction of fossil fuel reserves. In connection with such developments, numerous market participants, including certain New York State pension and public employee retirement funds, have announced plans to completely or partially divest from fossil fuel and related stocks or otherwise pursue net-zero portfolio strategies. If these efforts are successful, our ability to access capital markets may be limited and our stock price may be negatively impacted.

Members of the investment community have recently increased their focus on sustainability practices, including practices related to GHGs and climate change, in the oil and natural gas industry. As a result, we and our customers have come under increasing pressure to improve our sustainability and other Environmental, Social and Governance (“ESG”) performance and to increase our public reporting and disclosure on our ESG practices. Some of our customers have begun to screen their service providers, including us, for compliance with sustainability metrics and we may incur additional costs to comply with ESG reporting expectations and ESG-linked contracting policies for our customers and suppliers.

Additionally, members of the investment community have begun to screen companies such as ours for sustainability performance before investing in our stock. If we are unable to establish adequate sustainability practices, we may lose customers, our stock price may be negatively impacted, our reputation may be negatively affected, and it may be more difficult for us to compete effectively. Our efforts to improve our sustainability practices in response to these pressures may increase our costs, and we may be forced to implement technologies that are not economically viable in order to improve our sustainability performance and to perform services for certain customers. Finally, some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events.

Finally, increasing attention to the risks of climate change has resulted in an increased possibility of lawsuits or investigations brought by public and private entities against oil and natural gas companies in connection with their GHG emissions. Should we be targeted by any such litigation or investigations, we may incur liability, which, to the extent that societal pressures or political or other factors are involved, could be imposed without regard to the causation of or contribution to the asserted damage, or to other mitigating factors.

Risks Related to Our International Operations:

Our business operations worldwide are subject to a number of U.S. federal laws and regulations, including restrictions imposed by the FCPA as well as trade sanctions administered by the Office of Foreign Assets Control and the Commerce Department, as well as similar laws in non-U.S. jurisdictions that govern our operations by virtue of our presence or activities there.

We rely on a large number of agents in non-U.S. countries that have been identified as posing a high risk of corrupt activities and whose local laws and customs differ significantly from those in the U.S. In many countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by the regulations applicable to us. The FCPA and similar anti-corruption laws in other jurisdictions, including the UK Bribery Act 2010, (“anti-corruption laws”) prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. We may be held responsible for

violations by our employees, contractors and agents for violations of anti-corruption laws. We may also be held responsible for violations by an acquired company that occur prior to an acquisition, or subsequent to an acquisition but before we are able to institute our compliance procedures. In addition, our non-U.S. competitors that are not subject to the FCPA or similar anti-corruption laws may be able to secure business or other preferential treatment in such countries by means that such laws prohibit with respect to us. The UK Bribery Act 2010 is broader in scope than the FCPA, applies to public and private sector corruption, and contains no facilitating payments exception. A violation of any of these laws, even if prohibited by our policies, could have a material adverse effect on our business. Actual or alleged violations could damage our reputation, be expensive to defend, impair our ability to do business, and cause us to incur civil and criminal fines, penalties and sanctions.

Compliance with regulations relating to export controls, trade sanctions and embargoes administered by the countries in which we operate, including the U.S. Department of the Treasury's Office of Foreign Assets Control and similar regulations in non-U.S. jurisdictions also pose a risk to us. We cannot provide products or services to certain countries, companies or individuals subject to U.S. and other countries' trade sanctions. Furthermore, the laws and regulations concerning import activity, export record keeping and reporting, export controls and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments and loss of import and export privileges.

Our exposure to currency exchange rate fluctuations may result in fluctuations in our cash flows and could have an adverse effect on our results of operations.

Fluctuations in currency exchange rates could be material to us depending upon, among other things, our manufacturing locations and the sourcing for our raw materials and components. In particular, we are sensitive to fluctuations in currency exchange rates between the U.S. dollar and each of the Canadian dollar, the British pound sterling, the Euro, and, to a lesser degree, the Mexican peso, the Chinese yuan, the Singapore dollar, and the Saudi riyal. There may be instances in which costs and revenue will not be matched with respect to currency denomination. As a result, to the extent that we expand on a global basis, higher portions of revenue, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which we operate could restrict the removal or conversion of the local currency, resulting in our inability to hedge against these risks.

Risks Related to Our Common Stock, Indebtedness and Financial Condition:

Our common stock price has been volatile, and we expect it to continue to remain volatile in the future.

The market price of common stock of companies engaged in the oil and natural gas equipment manufacturing and services industry has been volatile. Likewise, the market price of our common stock has varied significantly in the past. For example, in 2023, the market price of our common stock reached a high of $33.84 per share on February 10, 2023, and a low of $19.31 per share on December 12, 2023. We expect our stock price to continue to remain volatile given the cyclical nature of our industry and our limited public float.

Our debt agreements contain operating and financial restrictions that restrict our business and financing activities.

Our debt agreements contain, and any future indebtedness we incur may contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

- pay dividends on, purchase or redeem our common stock;
- make certain investments;
- incur or guarantee additional indebtedness or issue certain types of equity securities;
- create certain liens;
- sell assets, including equity interests in our restricted subsidiaries;
- redeem or prepay subordinated debt or debt that is unsecured or secured on a basis junior to our notes;
- restrict dividends or other payments of our restricted subsidiaries;
- consolidate, merge or transfer all or substantially all of our assets;
- engage in transactions with affiliates;

- create unrestricted subsidiaries; or
- execute our acquisition strategy.

Our senior secured asset-based lending facility (the “Credit Facility”) and our second lien seller term loan credit agreement we entered into to fund a portion of the purchase price of the Variperm Acquisition (the “Seller Term Loan”) also contain covenants, which, among other things, require us in certain circumstances, on a consolidated basis, to maintain specified financial ratios or conditions. As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. Our ability to borrow under the Credit Facility and comply with some of the covenants, ratios or tests contained in our debt agreements may be affected by events beyond our control. If market or other economic conditions deteriorate, and there is a decrease in our accounts receivable and inventory, our ability to borrow under our Credit Facility will be reduced and our ability to comply with these covenants, ratios or tests may be impaired. A failure to comply with the covenants, ratios or tests would result in an event of default, which, if not cured or waived, would cause some or all of our indebtedness to become immediately due and payable and have a material adverse effect on our business, financial condition and results of operations.

The restrictions in our debt agreements may have significant consequences for our future prospects, including limiting our liquidity and flexibility in obtaining additional financing, increasing our vulnerability to general adverse economic and industry conditions, and reducing our flexibility to plan for, and react to, changes in the economy and in our industry. Our ability to pay our expenses, and fund our working capital needs and debt obligations, will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors that are outside of our control. As a result of these factors, our business may not generate sufficient cash flow from operations to enable us to meet our debt obligations.

Our variable rate indebtedness may subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Any borrowings under our Credit Facility would be at variable rates of interest and expose us to interest rate risk. If interest rates were to increase, our debt service obligations on such variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. Assuming all loans available under our amended Credit Facility upon closing of the Variperm Acquisition are fully drawn, each quarter point change in interest rates would result in an approximately $0.6 million change in annual interest expense on our indebtedness under our Credit Facility. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

Our ability to access the capital and credit markets to raise capital on favorable terms is limited by our debt level, industry conditions and credit rating.

Our ability to access the capital and credit markets is limited by, among other things, oil and natural gas prices, our existing capital structure, our credit ratings, the state of the economy, the health of the drilling and overall oil and natural gas industry, trends among investors to avoid companies associated with the production of hydrocarbon products, and the liquidity of the capital markets. Many of the factors that affect our ability to access capital markets are outside of our control and may be negatively impacted by market events. Recent trends and conditions in the capital and credit markets with respect to the energy sector, including environmental and climate change related divestment campaigns, limit our ability to access these markets or may significantly increase our cost of capital. Low levels of exploration and drilling activity have caused and may continue to cause lenders to increase the interest rates under our credit facilities, enact tighter lending standards, refuse to refinance existing debt on acceptable terms or at all and may reduce or cease to provide funding. If we are unable to access the capital or credit markets on terms acceptable to us, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and liquidity, particularly in respect of our ability to repay or refinance our debt.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company that a stockholder may consider favorable, which could adversely affect the price of our common stock. Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of our company, even if the change of control would be beneficial to our stockholders. These provisions include:

- a classified board of directors, so that only approximately one-third of our directors are elected each year;
- authority of our board to fill vacancies and determine its size;
- the ability of our board of directors to issue preferred stock without stockholder approval;
- limitations on the removal of directors; and
- limitations on the ability of our stockholders to call special meetings.

In addition, our amended and restated bylaws establish advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.

We have incurred impairment charges and we may incur additional impairment charges in the future.

We evaluate our long-lived assets, including property and equipment, intangible assets with definite lives and operating lease right of use assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing our review for impairment, future cash flows expected to result from the use of the asset and its eventual value upon disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the assets, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows based on expected utilization.

If we determine that the carrying value of our long-lived assets is less than their fair value, we would be required to record additional charges in the future, which could adversely affect our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We maintain a cybersecurity program designed to protect our information, and that of our customers, suppliers and other third parties we engage with, against cybersecurity threats that may result in adverse effects on the confidentiality, integrity, and availability of our information systems.

Internal Cybersecurity Team and Governance

Board of Directors

Our board of directors has delegated the primary responsibility to oversee cybersecurity matters to the Audit Committee. The Audit Committee regularly reviews the measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. As part of such reviews, the Audit Committee receives reports and presentations from members of our team responsible for overseeing the Company's cybersecurity risk management, including senior members of our IT, Finance and Accounting, and Legal teams. We have protocols by which certain cybersecurity incidents are escalated within the Company and, where appropriate, reported to the Audit Committee.

Management

The executive management team, including our Chief Executive Officer, Chief Financial Officer and General Counsel, receives periodic reports from the IT Director regarding cybersecurity objectives and risk management measures being implemented by the Company and discusses these updates to identify and mitigate data protection and cybersecurity risks. The cybersecurity objectives established by the IT Director are based on industry best practices and are designed to further develop the security IT infrastructure.

Our IT Director has cybersecurity knowledge and skills gained from over 15 years of information technology experience at the Company and elsewhere. Under his supervision, the IT Department, with the advice of outside consultants, is responsible for developing, implementing, monitoring and maintaining cybersecurity and data protection practices across our business and reports directly to the Company's Vice President of Operations. The IT Director receives regular reports on cybersecurity threats from the internal cybersecurity team and reviews risk management measures designed and implemented by the Company to identify and mitigate data protection and cybersecurity threats. Our IT Director works with the General Counsel and other members of the Legal Department to oversee compliance with legal, regulatory and contractual security requirements. The IT Director also periodically

attends the Board's Audit Committee meetings to report on developments impacting the IT Department and discuss annual cybersecurity goals and initiatives.

Internal Cybersecurity Team

Our internal cybersecurity team is responsible for the development, implementation, monitoring, and maintenance of the cybersecurity and data protection practices across the Company. Reporting to our IT Director are experienced personnel with training to assist with managing cybersecurity objectives and to implement related policies and tools. Our internal cybersecurity team includes a manager who is a Certified Information Systems Security Professional and Systems Security Certified Practitioner. Also, the internal cybersecurity team conducts periodic security awareness training for employees. In addition to our internal cybersecurity capabilities, we also regularly engage consultants to assist with assessing, identifying, and managing cybersecurity risks and optimize infrastructure.

Risk Management and Strategy

Assessing, identifying and managing cybersecurity risks are integral to our enterprise risk management activities. Our cybersecurity program leverages people, processes, and technology to timely identify and respond to cybersecurity threats. The Company has access control systems to limit physical and virtual access into our system to authorized users. In addition, we utilize services and software from third-party providers to monitor the Company's network and obtain expeditious alerts of anomalous activity. The Company takes a risk-based approach to manage cybersecurity risks and reviews third-party reports to oversee and identify cybersecurity threats.

The Company maintains cybersecurity insurance to defray costs associated with an information security incident.

Security Policy and Requirements

The Company has information security policies to (i) protect information processed and stored by the Company in accordance with applicable laws; (ii) protect the Company's information from current and emerging threats to computing systems and the energy industry in particular; and (iii) establish appropriate levels of protection for the Company's information systems. The IT Department is responsible for designing and implementing information system controls, procedures and solutions to accomplish the Company's cybersecurity and data protection objectives. The executive management team, including our Chief Executive Officer, Chief Financial Officer and General Counsel, is responsible for (i) approving and reviewing any changes to the policies; (ii) ensuring necessary resources; (iii) defining information that is considered strategically important; (iv) reviewing and approving information security objectives on annual basis; and (v) driving continued improvement and communicate importance of information security to the organization. All Company employees, contractors, managers and partners are responsible for (i) following applicable information security controls and (ii) reporting violations of controls or suspicious incidents to their business manager or directly to the IT Department. We are regularly audited by certain customers to assess the adequacy of our cybersecurity controls.

Incident Response

We have implemented a Cybersecurity Incident Response Plan that applies in the event of a cybersecurity threat or incident (the "IRP") to provide a standardized framework for responding to cybersecurity incidents. The IRP sets out a coordinated approach to investigating, containing, documenting and mitigating incidents, including reporting findings and keeping senior management and other key stakeholders informed and involved as appropriate. In general, our incident response process follows the National Institute of Standards and Technology framework and focuses on four phases: preparation; detection and analysis; containment, eradication and recovery; and post-incident remediation. The IRP applies to all Company personnel, including third-party contractors, vendors and partners, that perform functions or services require access to secure Company information, and to all devices and network services that are owned or managed by the Company.

Material Cybersecurity Risks, Threats and Incidents

Due to evolving cybersecurity threats, it has and will continue to be difficult to prevent, detect, mitigate, and remediate cybersecurity incidents.

While we have not experienced any material cybersecurity threats or incidents, there can be no guarantee that we will not be the subject of future successful threats or incidents.

We also rely on information technology and third party vendors to support our operations, including our secure processing of personal, confidential, sensitive, proprietary and other types of information. Despite ongoing efforts to continuously improve our and our vendors' ability to protect against cyber incidents, we may not be able to protect

all information systems. Cybersecurity incidents may lead to reputational harm, revenue and client loss, legal actions, and statutory penalties, among other consequences. Additional information on cybersecurity risks we face are discussed in Item 1A "Risk Factors," which should be read in conjunction with the foregoing information.

Item 2. Properties

The following table describes the significant facilities owned or leased by us as of December 31, 2023, for our Drilling & Downhole ("D&D"), Completions ("C") and Production ("P") segments:

Country	Location	Number of facilities	Description	Leased or Owned	Segments
Canada	Red Deer	2	Service/Distribution	Leased	C
	Calgary	1	Manufacturing	Leased	C
	Edmonton	2	Service/Distribution	Leased	Shared
	Grande Prairie	1	Service/Distribution	Leased	C
Germany	Hamburg	1	Manufacturing	Leased	D&D
Saudi Arabia	Dammam	1	Manufacturing/Distribution	Owned	Shared
UAE	Jebel Ali	1	Service/Distribution	Leased	D&D
United Kingdom	Aberdeen	1	Service/Distribution	Leased	D&D
	Kirkbymoorside	1	Manufacturing	Owned	D&D
United States	Broussard, LA	1	Manufacturing/Service/ Distribution	Leased	Shared
	Bryan, TX	1	Manufacturing	Leased	Shared
	Clearfield, PA	1	Manufacturing/Service/ Distribution	Owned	P
	Dayton, TX	1	Manufacturing	Owned	C
	Fort Worth, TX	1	Manufacturing/Service	Leased	C
	Guthrie, OK	1	Manufacturing	Leased	P
	Houston, TX	2	Corporate/Manufacturing	Leased	Shared
	Humble, TX	1	Manufacturing	Leased	C
	Midland, TX	1	Service/Distribution	Leased	C
	Odessa, TX	1	Service/Distribution	Leased	C
	Odessa, TX	1	Service/Distribution	Leased	D&D
	Pearland, TX	1	Manufacturing/Distribution	Owned	D&D
	Plantersville, TX	1	Manufacturing/Distribution	Leased	D&D
	Smock, PA	1	Service	Leased	C
	Stafford, TX	1	Manufacturing/Distribution	Leased	P
	Stafford, TX	1	Manufacturing	Owned	D&D
	Tyler, TX	1	Distribution	Leased	D&D
	Williston, ND	1	Service/Distribution	Leased	Shared

We believe our facilities are suitable for their present and intended purposes, and are adequate for our current and anticipated level of operations.

We incorporate by reference the information set forth in Item 1 and Item 7 of this Annual Report on Form 10-K and the information set forth in Note 6 *Property and Equipment,* Note 9 *Leases* and Note 12 *Commitments and Contingencies*.

Item 3. Legal Proceedings

Information related to Item 3. Legal Proceedings is included in Note 12 *Commitments and Contingencies*, which is incorporated herein by reference. In addition to these matters, we are involved in other legal proceedings incidental

to the conduct of our business. We do not believe that any of these legal proceedings will have a material adverse effect on our financial condition, results of operation or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

The following table indicates the names, ages and positions of the executive officers of FET as of February 29, 2024:

Name	Age	Position
Neal A. Lux	48	President and Chief Executive Officer
D. Lyle Williams	54	Executive Vice President and Chief Financial Officer
John C. Ivascu	46	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
Michael D. Danford	61	Senior Vice President and Chief Human Resources Officer
Katherine C. Keller	40	Senior Vice President and Chief Accounting Officer
Mark Brookes	48	Senior Vice President – Operations
Steven Pounds	51	Senior Vice President – Operations

Neal A. Lux. Mr. Lux was appointed as President and Chief Executive Officer of FET and as a director on FET's board of directors effective February 18, 2022. Mr. Lux previously served as the Company's Executive Vice President and Chief Operating Officer from December 2020 to February 2022. From January 2009 to February 2022, Mr. Lux held various operations roles of increasing responsibility with the Company and its subsidiaries, including Executive Vice President - Operations; Senior Vice President - Completions; Managing Director - Global Tubing; and President, Global Tubing. He holds a B.S. in Industrial Engineering from Purdue University.

D. Lyle Williams, Jr. Mr. Williams has served as Executive Vice President and Chief Financial Officer since June 2020. Since January 2007, Mr. Williams has held various financial and operations roles, including Senior Vice President - Operations; Vice President - Corporate Development and Treasurer; Vice President - Operations Finance; Vice President - Finance and Accounting, Drilling and Subsea Segment; Senior Vice President - Downhole Technologies; Vice President - Subsea Products; and Vice President - Capital Equipment. Prior to joining FET, Mr. Williams held various operations positions with Cooper Cameron Corporation, including Director of Operations - Engineering Products. He holds a B.A. in Economics and English from Rice University and an M.B.A. from Harvard University Graduate School of Business Administration.

John C. Ivascu. Mr. Ivascu has served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary since June 2020. Since June 2011, Mr. Ivascu has held various legal roles of increasing responsibility, including Senior Vice President, General Counsel, Chief Compliance Officer and Secretary; Senior Vice President, General Counsel and Secretary; Vice President, Deputy General Counsel and Secretary; Vice President, Associate General Counsel and Assistant Secretary; and Assistant General Counsel. From 2006 to June 2011, Mr. Ivascu practiced corporate law at Vinson & Elkins L.L.P., representing public and private companies and investment banking firms in capital markets offerings, mergers and acquisitions, and corporate governance and bankruptcy matters. From 2004 to 2006, Mr. Ivascu served as an attorney for the U.S. Securities & Exchange Commission, Division of Enforcement. Mr. Ivascu holds a B.B.A. from the Stephen M. Ross School of Business at the University of Michigan, and a J.D. from Brooklyn Law School.

Michael D. Danford. Mr. Danford has served as Senior Vice President and Chief Human Resources Officer since June 2020. Prior to that, Mr. Danford served as Senior Vice President - Human Resources from February 2015 to June 2020; and Vice President - Human Resources from November 2007 to February 2015. Prior to joining FET, from August 2007 through November 2007, he worked at Trico Marine Services Inc., a privately held provider of subsea and marine support vessels and services to the oil and natural gas industry, as Vice President - Human Resources. From 1997 through July 2007, Mr. Danford served as Director of Human Resources and Vice President - Human Resources for Hydril Company, a publicly traded manufacturer of connections used for oil and natural gas drilling and production. From 1991 to 1997, Mr. Danford served in various human resources roles for Baker Hughes Incorporated, a publicly traded oilfield services company. Prior to joining Baker Hughes, from 1990 to 1991, Mr. Danford served as a recruiter and as an employee relations representative in the human resources department for

Compaq Computer, a publicly traded developer and manufacturer of computer systems. Mr. Danford holds a B.S. degree in Computer Science from the University of Louisiana at Monroe (formerly Northeast Louisiana University).

Katherine C. Keller. Ms. Keller has served as Senior Vice President and Chief Accounting Officer since February 2024. Prior to that, she acted as the Company's Vice President and Principal Accounting Officer from August 2022 to January 2024. From January 2012 to December 2015, and March 2018 to July 2022, she held various accounting roles of increasing responsibility, most recently Corporate Controller. Prior to joining the Company, Ms. Keller held positions of increasing responsibility with the Apollo Education Group from May 2009 to January 2012, most recently serving as Financial Reporting & Equity Accounting Manager. From July 2005 to May 2009, she served as a Senior Auditor for Ernst and Young LLP. She holds a B.S. in Accounting from Bucknell University and is a Certified Public Accountant in Pennsylvania.

Mark Brookes. Mr. Brookes has served as the Company's Senior Vice President – Operations since February 2022. From November 2017 to January 2022, Mr. Brookes served as the Company's Vice President – Subsea Products and Services. Prior to joining the Company, Mr. Brookes was employed by Oceaneering International from February 2012 to November 2017 in various roles, including General Manager – Specialty Connection Systems and General Manager – Subsea Field Development. From June 2007 to January 2012, Mr. Brookes held various roles as a Project and Operations Director for Cameron International. Mr. Brookes earned a Master of Industrial Engineering and Management from Oklahoma State University and a B.S. in Engineering and Management from Brunel University, London.

Steven Pounds. Mr. Pounds has served as the Company's Senior Vice President – Operations since February 2022. From January 2018 to January 2022, Mr. Pounds held various positions of increasing responsibility, most recently Vice President – Production. Mr. Pounds served as Chief Operating Officer of Top-Co Inc. from October 2014 until its merger with Rubicon Oilfield International in November 2016, and continued as a Senior Advisor until January 2017. Prior to that, Mr. Pounds held various positions of increasing responsibility with Baker Hughes International, most recently as Senior Director – Strategic Sourcing. Mr. Pounds holds a B.S. in Mechanical Engineering from The University of Texas at Austin.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock trades on the NYSE under the trading symbol "FET." As of February 29, 2024, there were approximately 45 common stockholders of record. In calculating the number of shareholders, we consider clearing agencies and security position listings as one shareholder for each agency or listing.

No dividends were declared or issued during 2023 or 2022, and we do not currently have any plans to pay cash dividends in the future. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, capital requirements, investment opportunities, and restrictions under our loan agreements.

Purchase of Equity Securities

In November 2021, our board of directors approved a program for the repurchase of outstanding shares of our common stock with an aggregate purchase amount of up to $10.0 million. Shares may be repurchased under the program from time to time, in amounts and at prices that the company deems appropriate, subject to market and business conditions, applicable legal requirements and other considerations. The program may be executed using open market purchases pursuant to Rule 10b-18 under the Securities Exchange Act of 1934 (the "Exchange Act"), in privately negotiated agreements or by way of issuer tender offers, Rule 10b5-1 plans or other transactions. From the inception of the program through December 31, 2023, we have repurchased approximately 298 thousand shares of our common stock for aggregate consideration of $7.6 million. Remaining authorization under this program is $2.4 million.

No shares were purchased during the three months ended December 31, 2023.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included under Item 8 of this Annual Report on Form 10-K. This discussion contains forward-looking statements based on our current expectations, estimates and projections about our operations and the industry in which we operate. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in "Risk Factors" and "Cautionary note regarding forward-looking statements" and elsewhere in this Annual Report on Form 10-K. We assume no obligation to update any of these forward-looking statements.

Overview

We are a global manufacturing company serving the oil, natural gas, industrial and renewable energy industries. With headquarters in Houston, Texas, FET provides value added solutions aimed at improving the safety, efficiency, and environmental impact of our customers' operations. Our highly engineered products include capital equipment and consumable products. FET's customers include oil and natural gas operators, land and offshore drilling contractors, oilfield service companies, pipeline and refinery operators, and renewable energy and new energy companies. Consumable products are used by our customers in drilling, well construction and completion activities and at processing centers and refineries. Our capital products are directed at drilling rig equipment for constructing new or upgrading existing rigs, subsea construction and development projects, pressure pumping equipment, the placement of production equipment on new producing wells, downstream capital projects and capital equipment for renewable energy projects. In 2023, over 60% of our revenue was derived from consumable products and activity-based equipment, while the balance was primarily derived from capital products with a small amount from rental and other services.

We expect that the world's long-term energy demand will continue to rise for many decades. We also expect hydrocarbons will continue to play a vital role in meeting the world's long-term energy needs while renewable energy sources develop to scale. As such, we remain focused on serving our customers in both oil and natural gas as well as renewable energy applications. We are continuing to develop products to help oil and gas operators lower expenses, increase production, and reduce their emissions while also deploying our technologies in renewable energy applications.

A summary of the products and services offered by each segment is as follows:

- *Drilling & Downhole*. This segment designs, manufactures and supplies products and solutions to the drilling, artificial lift and subsea markets, including applications in oil and natural gas, renewable energy, defense and communications. The products and solutions consist primarily of: (i) capital equipment and consumable products used in the drilling process; (ii) products designed to safeguard artificial lift equipment and cables, and well construction casing and cementing equipment; and (iii) ROVs and trenchers, submarine rescue vehicles, specialty components and tooling, and technical services.

- *Completions.* This segment designs, manufactures and supplies products and solutions to the coiled tubing, well stimulation and intervention markets. The products and solutions consist primarily of: (i) capital and consumable products sold to the pressure pumping market, including hydraulic fracturing pumps, cooling systems, high-pressure flexible hoses and flow iron, as well as wireline cable and pressure control equipment used in the well completion and intervention service markets; and (ii) coiled tubing strings and coiled line pipe and related services.

- *Production*. This segment designs, manufactures and supplies products and solutions for the production and infrastructure markets. The products and solutions consist primarily of: (i) engineered process systems, production equipment, as well as specialty separation equipment; and (ii) a wide range of industrial valves focused on oil and natural gas as well as power generation, renewable energy and other general industrial applications.

Market Conditions

Demand for our products and services is directly related to our customers' capital and operating budgets. These budgets are heavily influenced by current and expected energy prices. In addition, demand for our capital products is driven by the utilization of service company equipment. Utilization is a function of equipment capacity and durability in demanding environments.

Oil and natural gas prices softened in the first half 2023 as a result of global recessionary fears, but rebounded somewhat during the second half of 2023 as supply tightened from further OPEC+ production cuts and growing geopolitical tensions in the Middle East. These tensions could lead to a disruption to world energy markets and international supply chains. Despite these near-term macroeconomic challenges, we expect that the world's long-term energy demand will continue to rise and may outpace global supply as OPEC+ remains committed to maintaining stable oil prices. We expect that hydrocarbons will continue to play a vital role in meeting the world's long-term energy needs while renewable energy sources become increasingly prominent.

The price of oil has varied dramatically over the last several years. The spot prices for West Texas Intermediate ("WTI") and United Kingdom Brent ("Brent") crude oil fell from $61.14 and $67.77 per barrel, respectively, as of December 31, 2019 to lows below $15.00 per barrel in April 2020. Since that time, oil prices rebounded to highs above $120.00 per barrel in March 2022 but have softened in 2023 to an average of $71.89 and $77.69 for WTI and Brent, respectively. In addition, average natural gas prices were 60.8% lower in 2023 compared to 2022.

Our revenues, over the long-term, are highly correlated to the global drilling rig count, which increased 3.6% in 2023 compared to average global rig count in 2022. The increase was driven by growth in international rig count in 2023 of 9.6% compared to 2022, while the average U.S. rig count for 2023 was 5.0% lower than 2022.

International markets grew throughout 2023 and outpaced the U.S. and are expected to continue to grow in 2024. In the U.S., publicly owned exploration and production companies are expected to continue to exercise disciplined capital spending while privately owned exploration and production companies fluctuate their activity in response to changes in oil and natural gas prices.

The table below shows average crude oil and natural gas prices for WTI, Brent, and Henry Hub:

	2023	2022
Average global oil, $/bbl		
West Texas Intermediate	$ 77.58	$ 94.90
United Kingdom Brent	$ 82.49	$ 100.93
Average North American Natural Gas, $/Mcf		
Henry Hub	$ 2.53	$ 6.45

The table below shows the average number of active drilling rigs operating by geographic area and drilling for different purposes based on the weekly rig count information published by Baker Hughes Company.

	2023	2022
Active Rigs by Location		
United States	687	723
Canada	177	175
International	948	851
Global Active Rigs	**1,812**	**1,749**
Land vs. Offshore Rigs		
Land	1,566	1,528
Offshore	246	221
Global Active Rigs	**1,812**	**1,749**
U.S. Commodity Target		
Oil	549	574
Gas	135	147
Other	3	2
Total U.S. Active Rigs	**687**	**723**
U.S. Well Path		
Horizontal	620	659
Vertical	17	25
Directional	50	39
Total U.S. Active Rigs	**687**	**723**

The table below shows the amount of total inbound orders by segment for the years ended December 31, 2023 and 2022:

(in millions of dollars)	2023	2022
Orders:		
Drilling & Downhole	$ 337.0	$ 305.8
Completions	251.9	278.5
Production	135.4	196.4
Total Orders	$ 724.3	$ 780.7

Results of operations

(in thousands of dollars, except per share information)	Year ended December 31, 2023	2022	Change $	%
Revenue				
Drilling & Downhole	$ 329,576	$ 304,565	$ 25,011	8.2 %
Completions	265,628	264,951	677	0.3 %
Production	145,864	131,519	14,345	10.9 %
Eliminations	(2,204)	(1,122)	(1,082)	*
Total revenue	$ 738,864	$ 699,913	$ 38,951	5.6 %
Cost of sales				
Drilling & Downhole	$ 222,933	$ 206,976	$ 15,957	7.7 %
Completions	203,057	201,371	1,686	0.8 %
Production	110,925	104,162	6,763	6.5 %
Eliminations	(2,204)	(1,122)	(1,082)	*
Total cost of sales	$ 534,711	$ 511,387	$ 23,324	4.6 %
Gross profit				
Drilling & Downhole	$ 106,643	$ 97,589	$ 9,054	9.3 %
Completions	62,571	63,580	(1,009)	(1.6)%
Production	34,939	27,357	7,582	27.7 %
Total gross profit	$ 204,153	$ 188,526	$ 15,627	8.3 %
Selling, general and administrative expenses:				
Drilling & Downhole	$ 72,876	$ 65,388	$ 7,488	11.5 %
Completions	51,783	52,015	(232)	(0.4)%
Production	28,477	27,800	677	2.4 %
Corporate	27,253	34,268	(7,015)	(20.5)%
Total selling, general and administrative expenses	$ 180,389	$ 179,471	$ 918	0.5 %
Segment operating income (loss)				
Drilling & Downhole	$ 33,767	$ 32,201	$ 1,566	4.9 %
Operating margin %	*10.2 %*	*10.6 %*		
Completions	10,788	11,565	(777)	(6.7)%
Operating margin %	*4.1 %*	*4.4 %*		
Production	6,462	(443)	6,905	1,558.7 %
Operating margin %	*4.4 %*	*(0.3)%*		
Corporate	(27,253)	(34,268)	7,015	20.5 %
Total segment operating income	$ 23,764	$ 9,055	$ 14,709	162.4 %
Operating margin %	*3.2 %*	*1.3 %*		
Transaction expenses	2,892	—	2,892	*
Gain on sale-leaseback transactions	—	(7,000)	7,000	*
Loss (gain) on disposal of assets and other	156	(1,271)	1,427	*
Operating income	20,716	17,326	3,390	19.6 %
Interest expense	18,297	31,525	(13,228)	(42.0)%
Foreign exchange losses (gains) and other, net	10,233	(24,548)	34,781	*
Total other expense	28,530	6,977	21,553	*
Income (loss) before income taxes	(7,814)	10,349	(18,163)	(175.5)%
Income tax expense	11,062	6,637	4,425	*
Net income (loss)	$ (18,876)	$ 3,712	$ (22,588)	(608.5)%
Weighted average shares outstanding				
Basic	10,212	5,747		
Diluted	10,212	5,951		
Earnings (loss) per share				
Basic	$ (1.85)	$ 0.65		
Diluted	$ (1.85)	$ 0.62		

** not meaningful*

Revenues

Our revenue for the year ended December 31, 2023 was $738.9 million, an increase of $39.0 million, or 5.6%, compared to the year ended December 31, 2022. For the year ended December 31, 2023, our Drilling & Downhole segment, Completions segment, and Production segment comprised 44.6%, 35.7% and 19.7% of our total revenues, respectively, compared to 43.5%, 37.7% and 18.8%, respectively, for the year ended December 31, 2022. The overall increase in revenues is primarily related to increases in the global rig count, with the increase in international rig count more than offsetting a decline in U.S. rig count in 2023 compared to 2022. The changes in revenues by operating segment consisted of the following:

Drilling & Downhole segment — Revenues were $329.6 million for the year ended December 31, 2023, an increase of $25.0 million, or 8.2%, compared to the year ended December 31, 2022. This increase includes a $27.3 million, or 19.0%, increase in revenues for our Drilling Technologies product line primarily due to higher sales volumes of both consumable products and capital equipment driven by increased international market activity. Revenues for our Downhole Technologies product line increased by $5.5 million, or 6.4%, primarily due to higher sales volumes of artificial lift products in 2023 compared to 2022. Revenues for our Subsea Technologies product line decreased by $7.7 million, or 10.1%, from lower project revenue recognized from ROVs and cable management systems, partially offset by an increase in part sales.

Completions segment — Revenues were $265.6 million for the year ended December 31, 2023, an increase of $0.7 million, or 0.3%, compared to the year ended December 31, 2022. This change includes a revenue increase of $2.0 million, or 1.3%, for our Stimulation and Intervention product line primarily due to higher demand of radiators, wireline cable and high-pressure hoses, partially offset by lower sales volumes in power ends.

Production segment — Revenues were $145.9 million for the year ended December 31, 2023, an increase of $14.3 million, or 10.9%, compared to the year ended December 31, 2022. The increase of $12.1 million or 17.3%, was primarily due to the project revenue recognized from our process oil treatment equipment within our Production Equipment product line, and a $2.3 million or 3.7%, increase in sales of our valve products.

Segment operating income (loss) and segment operating margin percentage

Segment operating income for the year ended December 31, 2023 was $23.8 million compared to an income of $9.1 million for the year ended December 31, 2022. For the year ended December 31, 2023, segment operating margin percentage was 3.2% compared to 1.3% for the year ended December 31, 2022. Segment operating margin percentage is calculated by dividing segment operating income (loss) by revenues for the period. The change in operating income (loss) and operating margin percentage for each segment is explained as follows:

Drilling & Downhole segment — Segment operating income was $33.8 million, or 10.2%, for the year ended December 31, 2023 compared to segment operating income of $32.2 million, or 10.6%, for the year ended December 31, 2022. The $1.6 million increase in segment operating results was primarily attributable to increased operating leverage on higher revenues for our Drilling Technologies and Downhole Technologies product lines.

Completions segment — Segment operating income of $10.8 million, or 4.1%, for the year ended December 31, 2023 was comparable to segment operating income of $11.6 million, or 4.4% for the year ended December 31, 2022. The slight decline in operating income is attributed to unfavorable sales mix.

Production segment — Segment operating income was $6.5 million, or 4.4%, for the year ended December 31, 2023 compared to segment operating loss of $0.4 million, or 0.3% for the year ended December 31, 2022. The $6.9 million increase in segment operating results was driven by the increase in revenues, lower freight costs, as well as increased operating leverage.

Corporate — Selling, general and administrative expenses for Corporate were $27.3 million for the year ended December 31, 2023, a $7.0 million decrease compared to the year ended December 31, 2022. This decrease was primarily related to lower variable compensation costs. Corporate costs include, among other items, payroll related costs for management, administration, finance, legal, and human resources personnel; professional fees for legal, accounting and related services; and marketing costs.

Other items not included in segment operating income (loss)

Several items are not included in segment operating income (loss), but are included in the total operating income. These items include Transaction expenses, Gain on sale-leaseback transactions and Loss (gain) on disposal of assets and other. For further information related to Gain on sale-leaseback transactions, see Notes 6 *Property and Equipment* and 9 *Leases.*

Other income and expense

Other income and expense includes interest expense and foreign exchange gains and losses.

We incurred $18.3 million of interest expense during the year ended December 31, 2023, a decrease of $13.2 million compared to the year ended December 31, 2022 due to the decline in the balance of our 2025 Notes upon conversion of $122.8 million aggregate principal amount of our 2025 Notes to common stock in January 2023. See Note 8 *Debt* for further details related to the 2025 Notes and Credit Facility.

The foreign exchange gains and losses are primarily the result of movements in the British pound, Euro and Canadian dollar relative to the U.S. dollar. These movements in exchange rates create foreign exchange gains or losses when applied to monetary assets or liabilities denominated in currencies other than the location's functional currency, primarily U.S. dollar denominated cash, trade account receivables and net intercompany receivable balances for our entities using a functional currency other than the U.S. dollar.

Taxes

We recorded tax expense of $11.1 million for the year ended December 31, 2023 compared to a tax expense of $6.6 million for the year ended December 31, 2022. The estimated annual effective tax rates for the years ended December 31, 2023 and 2022 were impacted by losses in jurisdictions where the recording of a tax benefit is not available. Furthermore, the tax expense or benefit recorded can vary from period to period depending on the Company's relative mix of earnings and losses by jurisdiction.

Liquidity and capital resources

Sources and uses of liquidity

Our internal sources of liquidity are cash on hand and cash flows from operations, while our primary external sources include trade credit, the Credit Facility, the 2025 Notes and the Seller Term Loan. Our primary uses of capital have been for inventory, sales on credit to our customers, maintenance and growth capital expenditures, and debt repayments. We continually monitor other potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements. Our future success and growth will be highly dependent on our ability to generate positive operating cash flow and access outside sources of capital.

We had outstanding $134.2 million principal amount of 2025 Notes and no borrowings under our Credit Facility as of December 31, 2023. The 2025 Notes mature in August 2025 and, subject to certain exceptions, the Credit Facility matures in September 2028. In January 2024, we entered into the Seller Term Loan in connection with the closing of the Variperm Acquisition, which has an initial principal amount of $60.0 million and matures in December 2026. We also borrowed $90.0 million under the Credit Facility to fund a portion of the purchase price of the Variperm Acquisition. See Notes 8 *Debt* and 18 *Subsequent Events* for further details related to the terms for our debt agreements.

As of December 31, 2023, we had cash and cash equivalents of $46.2 million and $147.1 million of availability under our Credit Facility. Upon closing of the Variperm Acquisition on January 4, 2024, our net availability under our Credit Facility was approximately $73.1 million. We anticipate that our future working capital requirements for our operations will fluctuate directionally with revenues. Furthermore, availability under our Credit Facility will fluctuate directionally based on the level of our eligible accounts receivable and inventory subject to applicable sublimits. In addition, we expect total 2024 capital expenditures to be approximately $10 million, consisting of, among other items, replacing end of life machinery and equipment.

We expect our available cash on-hand, cash generated by operations, and estimated availability under our Credit Facility to be adequate to fund current operations during the next 12 months. In addition, based on existing market conditions and our expected liquidity needs, among other factors, we may use a portion of our cash flows from operations, proceeds from divestitures, securities offerings or other eligible capital to reduce outstanding debt or repurchase shares of our common stock under our repurchase program.

In November 2021, our board of directors approved a program for the repurchase of outstanding shares of our common stock with an aggregate purchase amount of up to $10.0 million. Shares may be repurchased under the program from time to time, in amounts and at prices that the company deems appropriate, subject to market and

business conditions, applicable legal requirements and other considerations. During 2023, we repurchased approximately 139 thousand shares of our common stock for aggregate consideration of approximately $3.5 million. Remaining authorization under this program is $2.4 million.

In January 2024, we completed the Variperm Acquisition for consideration of $150.0 million of cash (subject to customary purchase price adjustments) and 2.0 million shares of our common stock. We may pursue additional acquisitions in the future, which may be funded with cash and/or equity. Our ability to make significant acquisitions for cash may require us to pursue additional equity or debt financing, which we may not be able to obtain on terms acceptable to us or at all.

Our cash flows for the years ended December 31, 2023 and 2022 are presented below (in thousands):

	Year ended December 31,	
	2023	2022
Net cash provided by (used in) operating activities	$ 8,183	$ (17,054)
Net cash provided by (used in) investing activities	(6,573)	27,139
Net cash used in financing activities	(7,582)	(5,076)
Effect of exchange rate changes on cash	1,108	(838)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (4,864)	$ 4,171

Net cash provided by (used in) operating activities

Net cash provided by operating activities was $8.2 million for the year ended December 31, 2023 compared to net cash used in $17.1 million for the year ended December 31, 2022. During the year ended December 31, 2023, net working capital cash usage was $21.5 million, primarily attributed to an increase in inventory to meet customer demand, compared to net working capital cash usage of $65.1 million for the year ended December 31, 2022. This improvement was partially offset by a decline in net income adjusted for non-cash items which provided $29.6 million of cash for the year ended December 31, 2023 compared to provided $48.1 million of cash for the year ended December 31, 2022.

Net cash provided by (used in) investing activities

Net cash used in investing activities was $6.6 million for the year ended December 31, 2023 including $7.9 million of capital expenditures, partially offset by $1.4 million of proceeds from the sale of property and equipment. Net cash provided by investing activities for the year ended December 31, 2022 including $32.1 million of cash proceeds from sale of land and buildings that were subsequently leased back, partially offset by $7.5 million of capital expenditures.

Net cash used in financing activities

Net cash used in financing activities was $7.6 million for the year ended December 31, 2023 including $6.0 million of cash used to repurchase of our common stock and $1.3 million of repayments of debt. Net cash used in financing activities was $5.1 million for the year ended December 31, 2022 including $3.8 million of cash used to repurchase of our common stock and $1.3 million of repayments of debt.

Off-balance sheet arrangements

As of December 31, 2023, we had no off-balance sheet instruments or financial arrangements, other than letters of credit entered into in the ordinary course of business. For additional information, refer to Note 12 *Commitments and Contingencies.*

Supplemental Guarantor Financial Information

The Company's 2025 Notes are guaranteed by our domestic subsidiaries which are 100% owned, directly or indirectly, by the Company. The guarantees are full and unconditional, joint and several.

The guarantees of the 2025 Notes are (i) pari passu in right of payment with all existing and future senior indebtedness of such guarantor, including all obligations under our Credit Facility and the Seller Term Loan; (ii) secured by certain collateral of such guarantor, subject to permitted liens under the indenture governing the 2025 Notes; (iii) effectively senior to all unsecured indebtedness of that guarantor, to the extent of the value of the collateral securing the 2025 Notes (after giving effect to the liens securing our Credit Facility and any other senior liens on the collateral); and (iv) senior in right of payment to any future subordinated indebtedness of that guarantor.

In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries of the 2025 Notes, the non-guarantor subsidiaries of such notes will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company or to any guarantors.

The 2025 Notes guarantees shall each be released upon (i) any sale or other disposition of all or substantially all of the assets of such guarantor (by merger, consolidation or otherwise) to a person that is not (either before or after giving effect to such transaction) the Company or a subsidiary, if the sale or other disposition does not violate the applicable provisions of the indenture governing such notes; (ii) any sale, exchange or transfer (by merger, consolidation or otherwise) of the equity interests of such guarantor after which the applicable guarantor is no longer a subsidiary, which sale, exchange or transfer does not violate the applicable provisions of the indenture governing such notes; (iii) legal or covenant defeasance or satisfaction and discharge of the indenture governing such notes; or (iv) dissolution of such guarantor, provided no default or event of default has occurred that is continuing.

The obligations of each guarantor of the 2025 Notes under its guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such guarantor (including, without limitation, any guarantees under the Credit Facility) and any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee or pursuant to its contribution obligations under the applicable indenture, result in the obligations of such guarantor under its guarantee not constituting a fraudulent conveyance, fraudulent preference or fraudulent transfer or otherwise reviewable transaction under applicable law. Nonetheless, in the event of the bankruptcy, insolvency or financial difficulty of a guarantor, such guarantor's obligations under its guarantee may be subject to review and avoidance under applicable fraudulent conveyance, fraudulent preference, fraudulent transfer and insolvency laws.

We are presenting the following summarized financial information for the Company and the subsidiary guarantors (collectively referred to as the "Obligated Group") pursuant to Rule 13-01 of Regulation S-X, Guarantors and Issuers of Guaranteed Securities Registered or Being Registered. For purposes of the following summarized financial information, transactions between the Company and the subsidiary guarantors, presented on a combined basis, have been eliminated and information for the non-guarantor subsidiaries have been excluded. Amounts due to the non-guarantor subsidiaries and other related parties, as applicable, have been separately presented within the summarized financial information below.

Summarized financial information was as follows (in thousands):

	Year ended December 31,	
(in thousands)	2023	2022
Revenues	$ 552,216	$ 547,256
Cost of sales	422,369	417,131
Operating income (loss)	5,304	35,321
Net income (loss)	(18,876)	3,712

	Year ended December 31,	
(in thousands)	**2023**	**2022**
Current assets	$ 388,817	$ 378,812
Noncurrent assets	251,901	279,389
Current liabilities	144,493	175,155
Payables to non-guarantor subsidiaries	190,816	132,839
Noncurrent liabilities	178,811	293,150

Critical accounting policies and estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing our consolidated financial statements, we make judgments, estimates and assumptions affecting the amounts reported. We base our estimates on factors including historical experience and various assumptions that we believe are reasonable under the circumstances. These factors form the basis for making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements.

In order to provide a better understanding of how we make judgments, and develop estimates and assumptions about future events, we have described our most critical accounting policies and estimates used in preparation of our consolidated financial statements below.

Revenue recognition

Revenue is recognized in accordance with Accounting Standards Codification Topic (“ASC”) 606, when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. For the year ended December 31, 2023, approximately 94% of our revenue was recognized from goods transferred to customers at a point in time while 6% of our revenue was recognized from goods transferred to customers over time.

Although terms of our contracts may vary considerably, the 6% of revenues recognized over time relate to certain contracts in our Subsea and Production Equipment product lines which are typically based on a fixed amount for the entire contract. Recognition over time for these contracts is supported by our assessment of the products supplied as having no alternative use to us and by clauses in the contracts that provide us with an enforceable right to payment for performance completed to date. We use the cost-to-cost method to measure progress for these contracts because it best depicts the transfer of assets to the customer which occurs as costs are incurred on the contract. The amount of revenue recognized is calculated based on the ratio of costs incurred to date compared to total estimated costs which requires management to calculate reasonably dependable estimates of total contract costs. Whenever revisions of estimated contract costs and contract values indicate that the contract costs will exceed estimated revenues, thus creating a loss, a provision for the total estimated loss is recorded in that period. We recognize revenue and cost of sales each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of profit to be established. In such cases, no profit is recognized during the period.

Accounting estimates during the course of projects may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change, and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimates are accounted for on a prospective basis.

Contracts are sometimes modified to account for changes in product specifications or requirements. Most of our contract modifications are for goods and services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis.

Inventories

Inventories, consisting of finished goods and materials and supplies held for resale, are carried at the lower of cost or net realizable value. We evaluate our inventories based on an analysis of stocking levels, historical sales levels and future sales forecasts, to determine obsolete, slow-moving and excess inventory. While we have policies for calculating and recording reserves against inventory carrying values, we exercise judgment in establishing and applying these policies.

As of December 31, 2023 and 2022, our inventory reserve balances were $38.2 million and $39.3 million, respectively. For the years ended December 31, 2023 and 2022, we recognized inventory write downs totaling $2.8 million and $2.7 million, respectively. These charges are all included in “*Cost of sales*” in the consolidated statements of comprehensive income (loss). See Note 5 *Inventories* for further information related to these charges.

Long-lived assets

As of December 31, 2023, our long-lived assets included property and equipment, definite lived intangibles, and operating lease right of use assets with balances of $61.4 million, $168.0 million and $55.4 million, respectively. Key estimates related to long-lived assets include useful lives and recoverability of carrying values and changes in such estimates could have a significant impact on financial results.

We review long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset and its eventual disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the assets, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows based on expected utilization. The impairment loss recognized represents the excess of an assets' carrying value as compared to its estimated fair value.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of our assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax-planning and recent operating results. Any changes in our judgment as to the realizability of our deferred tax assets are recorded as an adjustment to the deferred tax asset valuation allowance in the period the change occurs. For the year ended December 31, 2022, we recognized tax expense for valuation allowances totaling $8.1 million. See Note 10 *Income Taxes* for further information related to these charges.

The accounting guidance for income taxes requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. If a tax position meets the "more likely than not" recognition criteria, the accounting guidance requires the tax position be measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement. If management determines that likelihood of sustaining the realization of the tax benefit is less than or equal to 50%, then the tax benefit is not recognized in the consolidated financial statements.

We have operations in countries other than the U.S. Consequently, we are subject to the jurisdiction of a number of taxing authorities. The final determination of tax liabilities involves the interpretation of local tax laws, tax treaties, and related authorities in each jurisdiction. Changes in the operating environment, including changes in tax law or interpretation of tax law and currency repatriation controls, could impact the determination of our tax liabilities for a given tax year.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB"), which we adopt as of the specified effective date. Refer to Note 2 *Summary of Significant Accounting Policies* for information related to recent accounting pronouncements.

Cautionary note regarding forward-looking statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control. All statements, other than statements of historical fact, included in this Annual Report on Form 10-K regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report on Form 10-K, the words "will," "could," "believe," "anticipate," "intend," "estimate," "expect," "may," "continue," "predict," "potential," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

All forward-looking statements speak only as of the date of this Annual Report on Form 10-K. We disclaim any obligation to update or revise these statements unless required by law, and you should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this Annual Report on Form 10-K are reasonable, forward-

looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from our plans, intentions or expectations. This may be the result of various factors, including, but not limited to, those factors discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and qualitative disclosures about market risk

Not required under Regulation S-K for “smaller reporting companies.”

Item 8. Consolidated Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Forum Energy Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Forum Energy Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory — Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

Inventory consists of finished goods and materials and supplies which are carried at the lower of cost or net realizable value. The Company evaluates the net realizable values of inventories based on analysis of inventory levels including excess, obsolete and slow-moving items, historical sales experience and future sales forecasts. The Company’s evaluation of net realizable value is performed at each location and is based on information and assumptions specific to that location. Changes in these assumptions could have a significant impact on the recorded inventory amounts or the amount of inventory write-downs. The inventory, net balance at December 31, 2023 was $299.6 million and the amount of inventory reserve was $38.2 million.

Given the significant judgments and assumptions made by management in applying the methodology used to determine net realizable value, future sales forecasts, and the reports utilized to determine inventory levels and historical sales experiences, performing audit procedures required a high degree of auditor judgment and increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the net realizable value of inventory included the following, among others:

- We made inquiries of business unit managers as well as executives, sales, and operations personnel about the expected product lifecycles and product development plans and historical usage by product.
- We have tested the forecasted demand by comparing internal and external information (e.g. historical usage, contracts, communications with customers, product development plans, and macroeconomic conditions) with the Company's forecasted demand.
- We evaluated management's overall forecasted demand by comparing actual results to historical forecasts.
- We considered the existence of contradictory evidence based on reading of internal communications to management and the board of directors, Company press releases, and analysts' reports, as well as our observations and inquiries as to changes within the business.

/s/ Deloitte & Touche LLP

Houston, Texas
March 5, 2024

We have served as the Company's auditor since 2019.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated statements of comprehensive income (loss)

(in thousands, except per share information)	Year ended December 31, 2023	Year ended December 31, 2022
Revenue	$ 738,864	$ 699,913
Cost of sales	534,711	511,387
Gross profit	204,153	188,526
Operating expenses		
Selling, general and administrative expenses	180,389	179,471
Transaction expenses	2,892	—
Gain on sale-leaseback transactions	—	(7,000)
Loss (gain) on disposal of assets and other	156	(1,271)
Total operating expenses	183,437	171,200
Operating income	20,716	17,326
Other expense (income)		
Interest expense	18,297	31,525
Foreign exchange losses (gains) and other, net	10,233	(24,548)
Total other expense, net	28,530	6,977
Income (loss) before income taxes	(7,814)	10,349
Income tax expense	11,062	6,637
Net income (loss)	$ (18,876)	$ 3,712
Weighted average shares outstanding		
Basic	10,212	5,747
Diluted	10,212	5,951
Earnings (loss) per share		
Basic	$ (1.85)	$ 0.65
Diluted	$ (1.85)	$ 0.62
Other comprehensive income (loss), net of tax of $0:		
Net income (loss)	$ (18,876)	$ 3,712
Change in foreign currency translation	12,757	(28,713)
Gain (loss) on pension liability	(508)	2,256
Comprehensive loss	$ (6,627)	$ (22,745)

The accompanying notes are an integral part of these consolidated financial statements.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated balance sheets

(in thousands, except share information)	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 46,165	$ 51,029
Accounts receivable—trade, net of allowances of $10,850 and $10,690	146,747	154,247
Inventories, net	299,639	269,828
Prepaid expenses and other current assets	21,887	21,957
Costs and estimated profits in excess of billings	13,365	15,139
Accrued revenue	1,801	665
Total current assets	529,604	512,865
Property and equipment, net of accumulated depreciation	61,401	62,963
Operating lease assets	55,399	57,270
Deferred financing costs, net	1,159	1,166
Intangible assets, net	167,970	191,481
Deferred tax assets, net	368	184
Other long-term assets	5,160	8,828
Total assets	$ 821,061	$ 834,757
Liabilities and equity		
Current liabilities		
Current portion of long-term debt	$ 1,186	$ 782
Accounts payable—trade	125,918	118,261
Accrued liabilities	62,463	76,544
Deferred revenue	10,551	14,401
Billings in excess of costs and profits recognized	4,221	305
Total current liabilities	204,339	210,293
Long-term debt, net of current portion	129,567	239,128
Deferred tax liabilities, net	940	902
Operating lease liabilities	61,450	64,626
Other long-term liabilities	12,132	12,773
Total liabilities	408,428	527,722
Commitments and contingencies		
Equity		
Common stock, $0.01 par value, 14,800,000 shares authorized, 10,901,878 and 6,223,454 shares issued	109	62
Additional paid-in capital	1,369,288	1,253,613
Treasury stock at cost, 708,900 and 570,247 shares	(142,057)	(138,560)
Retained deficit	(699,471)	(680,595)
Accumulated other comprehensive loss	(115,236)	(127,485)
Total equity	412,633	307,035
Total liabilities and equity	$ 821,061	$ 834,757

The accompanying notes are an integral part of these consolidated financial statements.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated statements of cash flows

(in thousands, except share information)	Year ended December 31, 2023	2022
Cash flows from operating activities		
Net income (loss)	$ (18,876)	$ 3,712
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	10,799	12,441
Amortization of intangible assets	23,929	24,537
Stock-based compensation expense	4,571	4,205
Inventory write downs	2,784	2,698
Provision for doubtful accounts	1,527	2,249
Deferred income taxes	(204)	(130)
Gain on sale-leaseback transactions	—	(7,000)
Other	5,116	5,350
Changes in operating assets and liabilities		
Accounts receivable—trade	6,678	(34,802)
Inventories	(31,928)	(34,611)
Prepaid expenses and other current assets	2,686	590
Cost and estimated profits in excess of billings	2,144	(7,824)
Accounts payable, deferred revenue and other accrued liabilities	(4,894)	20,764
Billings in excess of costs and profits recognized	3,851	(9,233)
Net cash provided by (used in) operating activities	8,183	(17,054)
Cash flows from investing activities		
Capital expenditures for property and equipment	(7,944)	(7,492)
Proceeds from sale of property and equipment	1,371	3,007
Acquisition of businesses, net of cash acquired	—	(485)
Proceeds from sale-leaseback transactions	—	32,109
Net cash provided by (used in) investing activities	(6,573)	27,139
Cash flows from financing activities		
Borrowings on revolving Credit Facility	451,738	544,126
Repayments on revolving Credit Facility	(451,738)	(544,126)
Repurchases of stock	(5,996)	(3,826)
Payment of capital lease obligations	(1,275)	(1,250)
Deferred financing costs	(311)	—
Net cash used in financing activities	(7,582)	(5,076)
Effect of exchange rate changes on cash	1,108	(838)
Net increase (decrease) in cash, cash equivalents and restricted cash	(4,864)	4,171
Cash, cash equivalents and restricted cash at beginning of period	51,029	46,858
Cash, cash equivalents and restricted cash at end of period	$ 46,165	$ 51,029
Supplemental cash flow disclosures		
Cash paid for interest	$ 17,088	$ 25,325
Cash paid (refunded) for income taxes	8,804	(383)
Noncash investing and financing activities		
Operating lease assets obtained in exchange for lease obligations	$ 7,535	$ 40,516
Finance lease assets obtained in exchange for lease obligations	2,108	2,026
Accrued purchases of property and equipment	6	50

The accompanying notes are an integral part of these consolidated financial statements.

Forum Energy Technologies, Inc. and subsidiaries
Consolidated statements of changes in stockholders' equity

(in thousands)	Common stock	Additional paid-in capital	Treasury stock	Retained deficit	Accumulated other comprehensive income / (loss)	Total common stockholders' equity
Balance at December 31, 2021	$ 61	$ 1,249,962	$ (135,562)	$ (684,307)	$ (101,028)	$ 329,126
Restricted stock issuance, net of forfeitures	1	(829)	—	—	—	(828)
Stock-based compensation expense	—	4,205	—	—	—	4,205
Liability awards converted to share settled	—	275	—	—	—	275
Treasury stock	—	—	(2,998)	—	—	(2,998)
Change in pension liability	—	—	—	—	2,256	2,256
Currency translation adjustment	—	—	—	—	(28,713)	(28,713)
Net income	—	—	—	3,712	—	3,712
Balance at December 31, 2022	$ 62	$ 1,253,613	$ (138,560)	$ (680,595)	$ (127,485)	$ 307,035
Restricted stock issuance, net of forfeitures	1	(2,500)	—	—	—	(2,499)
Stock-based compensation expense	—	4,571	—	—	—	4,571
Treasury stock	—	—	(3,497)	—	—	(3,497)
Conversion of debt to common stock	46	113,604	—	—	—	113,650
Change in pension liability	—	—	—	—	(508)	(508)
Currency translation adjustment	—	—	—	—	12,757	12,757
Net loss	—	—	—	(18,876)	—	(18,876)
Balance at December 31, 2023	$ 109	$ 1,369,288	$ (142,057)	$ (699,471)	$ (115,236)	$ 412,633

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Forum Energy Technologies, Inc. (the “Company,” “FET,” “we,” “our,” or “us”), a Delaware corporation, is a global manufacturing company serving the oil, natural gas, industrial and renewable energy industries. With headquarters located in Houston, Texas, FET provides value added solutions that increase the safety and efficiency of energy exploration and production.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company’s accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries after elimination of intercompany balances and transactions.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

In the preparation of these consolidated financial statements, estimates and assumptions have been made by management including, among others, an assessment of percentage of completion of projects based on costs to complete contracts, the selection of useful lives of tangible and intangible assets, expected future cash flows from long lived assets to support impairment tests, provisions necessary for trade receivables, amounts of deferred taxes and income tax contingencies. Actual results could differ from these estimates.

The financial reporting of contracts depends on estimates, which are assessed continually during the term of those contracts. The amounts of revenues and income recognized are subject to revisions as the contract progresses to completion and changes in estimates are reflected in the period in which the facts that give rise to the revisions become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date, but before issuance of the consolidated financial statements, is reflected in the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and high quality, short-term money market instruments with an original maturity of three months or less. Cash equivalents are based on quoted market prices, a Level 1 fair value measure.

Accounts receivable-trade

Trade accounts receivables are carried at their estimated collectible amounts. Trade credit is generally extended on a short-term basis; thus receivables do not bear interest, although a finance charge may be applied to amounts past due. We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments. Such allowances are based upon several factors including, but not limited to, credit approval practices, industry and customer historical experience as well as the current and projected financial condition of the specific customer. Accounts receivable outstanding longer than contractual terms are considered past due. We write-off accounts receivable to the allowance for doubtful accounts when they become uncollectible. Any payments subsequently received on receivables previously written-off are credited to bad debt expense.

The changes in allowance for doubtful account during the years ended December 31, 2023 and 2022 were as follows (in thousands):

Period ended	Balance at beginning of period	Charged to expense	Deductions or other	Balance at end of period
December 31, 2022	11,114	2,249	(2,673)	10,690
December 31, 2023	10,690	1,527	(1,367)	10,850

Inventories

Inventories, consisting of finished goods and materials and supplies held for resale, are carried at the lower of cost or net realizable value. For certain operations, cost, which includes the cost of raw materials and labor for finished goods, is determined using standard cost which approximates a first-in first-out basis. For other operations, this cost is determined on an average cost, first-in first-out or specific identification basis. Net realizable value means estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal, and transportation. We continuously evaluate inventories based on an analysis of inventory levels, historical sales experience and future sales forecasts, to determine obsolete, slow-moving and excess inventory.

For the years ended December 31, 2023 and 2022, we recognized inventory write downs totaling $2.8 million and $2.7 million, respectively. These charges are all included in cost of sales in the consolidated statements of comprehensive income (loss). See Note 5 Inventories for further information related to these charges.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Finance leases of property and equipment are stated at the present value of future minimum lease payments. Expenditures for property and equipment and for items which substantially increase the useful lives of existing assets are capitalized at cost and depreciated over their estimated useful life utilizing the straight-line method. Routine expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method based on the estimated useful lives of assets, generally two to 30 years. Property and equipment held under finance leases are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. Gains or losses resulting from the disposition of assets are recognized in income with the related asset cost and accumulated depreciation removed from the balance sheet. Assets acquired in connection with business combinations are recorded at fair value.

We review long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset and its eventual disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the assets, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows based on expected utilization.

Lease obligations

We determine if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded in our consolidated balance sheets. Leases with an initial term greater than 12 months are recognized in our consolidated balance sheets based on lease classification as either operating or financing. Operating leases are included in operating lease assets, accrued liabilities and operating lease liabilities. Finance leases are included in property and equipment, current portion of long-term debt, and long-term debt. Some of our lease agreements include lease and non-lease components for which we have elected to not separate for all classes of underlying assets. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. We sublease certain real estate to third parties when we have no future use for the property.

Our lease portfolio primarily consists of operating leases for certain manufacturing facilities, warehouses, service facilities, office spaces, equipment and vehicles. Operating lease assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments at the commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Our leases have remaining terms of one to 11 years and may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The operating lease assets also include any upfront lease payments made

and exclude lease incentives and initial direct costs incurred. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

We review operating lease assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset and its eventual disposal are estimated. If the undiscounted future cash flows are less than the carrying amount of the asset, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined by means of an analysis of discounted future cash flows based on expected utilization.

Intangible assets

Intangible assets with definite lives are comprised of customer and distributor relationships, patents and technology, trade names, trademarks and non-compete agreements which are amortized on a straight-line basis over the life of the intangible asset, generally five to 35 years. These assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset are estimated. If the undiscounted future cash flows are less than the carrying amount of the asset, there is an indication that the asset may be impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of discounted future cash flows. The impairment loss recognized represents the excess of an asset's carrying value as compared to its estimated fair value.

Recognition of provisions for contingencies

In the ordinary course of business, we are subject to various claims, suits and complaints. We, in consultation with internal and external legal advisors, will provide for a contingent loss in the consolidated financial statements if, at the date of the consolidated financial statements, it is probable that a liability has been incurred and the amount can be reasonably estimated. If it is determined that the reasonable estimate of the loss is a range and that there is no best estimate within that range, a provision will be made for the lower amount of the range. Legal costs are expensed as incurred.

An assessment is made of the areas where potential claims may arise under contract warranty clauses. Where a specific risk is identified, and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. The liability for product warranty is included in accrued liabilities in the consolidated balance sheets.

Revenue recognition and deferred revenue

Revenue is recognized in accordance with Accounting Standards Codification Topic ("ASC") 606, when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Contract Identification. We account for a contract when it is approved, both parties are committed, the rights of the parties are identified, payment terms are defined, the contract has commercial substance and collection of consideration is probable.

Performance Obligations. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer under ASC 606. The majority of our contracts with customers contain a single performance obligation to provide agreed-upon products or services. For contracts with multiple performance obligations, we allocate revenue to each performance obligation based on its relative standalone selling price. In accordance with ASC 606, we do not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer. We have elected to apply the practical expedient to account for shipping and handling costs associated with outbound freight after control of a product has transferred to a customer as a fulfillment cost which is included in cost of sales. Furthermore, since our customer payment terms are short-term in nature, we have also elected to apply the practical expedient which allows an entity to not adjust for the effects of a significant financing component if it expects that the customer's payment period will be less than one year in duration.

Contract Value. Revenue is measured based on the amount of consideration specified in the contracts with our customers and excludes any amounts collected on behalf of third parties. We have elected the practical expedient to exclude amounts collected from customers for all sales (and other similar) taxes.

The estimation of total revenue from a customer contract is subject to elements of variable consideration. Certain customers may receive rebates or discounts which are accounted for as variable consideration. We estimate variable consideration as the most likely amount to which we expect to be entitled, and we include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved. Our estimate of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historic, current, forecast) that is reasonably available to us.

Timing of Recognition. We recognize revenue when we satisfy a performance obligation by transferring control of a product or service to a customer. Our performance obligations are satisfied at a point in time or over time as work progresses.

Revenue from goods transferred to customers at a point in time accounted for 94% of revenues for the year ended December 31, 2023. The majority of this revenue is product sales, which are generally recognized when items are shipped from our facilities and title passes to the customer. The amount of revenue recognized for products is adjusted for expected returns, which are estimated based on historical data.

Revenue from goods transferred to customers over time accounted for 6% of revenues for the year ended December 31, 2023, which is related to certain contracts in our Subsea and Production Equipment product lines. Recognition over time for these contracts is supported by our assessment of the products supplied as having no alternative use to us and by clauses in the contracts that provide us with an enforceable right to payment for performance completed to date. We use the cost-to-cost method to measure progress for these contracts because it best depicts the transfer of assets to the customer which occurs as costs are incurred on the contract. The amount of revenue recognized is calculated based on the ratio of costs incurred to-date compared to total estimated costs which requires management to calculate reasonably dependable estimates of total contract costs. Whenever revisions of estimated contract costs and contract values indicate that the contract costs will exceed estimated revenues, thus creating a loss, a provision for the total estimated loss is recorded in that period. We recognize revenue and cost of sales each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of profit to be established. In such cases, no profit is recognized during the period.

Accounting estimates during the course of projects may change, primarily related to our remotely operated vehicles (“ROVs”) which may take longer to manufacture. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change, and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimates are accounted for on a prospective basis.

Contracts are sometimes modified to account for changes in product specifications or requirements. Most of our contract modifications are for goods and services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. No adjustment to any one contract was material to our consolidated financial statements for the years ended December 31, 2023 and 2022.

We sell our products through a number of channels including a direct sales force, marketing representatives, and distributors. We have elected to expense sales commissions when incurred as the amortization period would be less than one year. These costs are recorded within cost of sales.

Portfolio Approach. We have elected to apply ASC 606 to a portfolio of contracts with similar characteristics as we reasonably expect that the effects on the financial statements of applying this guidance to the portfolio would not differ materially from applying this guidance to the individual contracts within that portfolio.

Disaggregated Revenue. Refer to Note 17 *Business Segments* for disaggregated revenue by product line and geography.

Contract Balances. Contract balances are determined on a contract by contract basis. Contract assets represent revenue recognized for goods and services provided to our customers when payment is conditioned on something other than the passage of time. Similarly, when we receive consideration, or such consideration is unconditionally

due, from a customer prior to transferring goods or services to the customer under the terms of a sales contract, we record a contract liability. Such contract liabilities typically result from billings in excess of costs incurred and advance payments received on product sales.

Concentration of credit risk

Trade accounts receivable are financial instruments which potentially subject the Company to credit risk. Trade accounts receivable consist of uncollateralized receivables from domestic and international customers. For the years ended December 31, 2023 and 2022, no customer accounted for 10% or more of the total revenue or 10% or more of the total accounts receivable balance at the end of the respective period.

Stock-based compensation

We measure all stock-based compensation awards at fair value on the date they are granted to employees and directors, and recognize compensation cost over the requisite service period for awards with only a service condition, and over a graded vesting period for awards with service and performance or market conditions.

The fair value of stock-based compensation awards with market conditions is measured using a Monte Carlo Simulation model and, in accordance with ASC 718, is not adjusted based on actual achievement of the performance goals. The Black-Scholes option pricing model is used to measure the fair value of options. Forfeitures are accounted for as they occur.

Income taxes

We follow the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amounts and tax bases of our assets and liabilities at the balance sheet date, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. We record a valuation allowance in each reporting period when management believes that it is more likely than not that any deferred tax asset created will not be realized. See Note 10 *Income Taxes* for more information on valuation allowances recognized.

Accounting guidance for income taxes requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. If a tax position meets the “more likely than not” recognition criteria, accounting guidance requires the tax position be measured at the largest amount of benefit greater than 50% likely of being realized upon ultimate settlement.

Non-U.S. local currency translation

We have global operations and the majority of our non-U.S. operations have designated the local currency as the functional currency. Realized and unrealized gains and losses resulting from re-measurements of monetary assets and liabilities denominated in a currency other than the local entity’s functional currency are included in the consolidated statements of comprehensive income (loss) as incurred.

Financial statements of our foreign operations where the functional currency is not the U.S. dollar are translated into U.S. dollars using the current rate method whereby assets and liabilities are translated at the balance sheet rate and income and expenses are translated at the average exchange rates in effect during the period. The resultant translation adjustments are reported as a component of accumulated other comprehensive loss within equity in our consolidated balance sheets.

Fair value

The carrying amounts for financial instruments classified as current assets and current liabilities approximate fair value, due to the short maturity of such instruments. The book values of other financial instruments, such as our debt related to the Credit Facility, approximates fair value because interest rates charged are similar to other financial instruments with similar terms and maturities and the rates vary in accordance with a market index.

For financial assets and liabilities disclosed at fair value, fair value is determined as the exit price, or the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The established fair value hierarchy divides fair value measurement into three broad levels:

- Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;
- Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
- Level 3 - inputs are unobservable for the asset or liability, which reflect the best judgment of management.

The financial assets and liabilities that are disclosed at fair value for disclosure purposes are categorized in one of the above three levels based on the lowest level input that is significant to the fair value measurement in its entirety. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB"), which the Company adopts as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial statements upon adoption.

Accounting Standards Adopted in 2023

Inflation Reduction Act of 2022. In August 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law. The IRA, among other provisions, imposes a 15% corporate alternative minimum tax on the adjusted financial statement income of certain large corporations effective for tax years beginning after December 31, 2022 and a 1% excise tax on stock repurchases made by publicly traded U.S. corporations after December 31, 2022. The adoption of this standard did not have a material impact on our consolidated financial statements.

Reference Rate Reform (Topic 848)**.** In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2020-04, which provides temporary, optional practical expedients and exceptions to enable a smoother transition to the new reference rates which will replace the London Interbank Offered Rate ("LIBOR") and other reference rates expected to be discontinued. In January 2021, the FASB issued ASU 2021-01, which expanded the scope to include derivative instruments impacted by the discounting transition. In December 2022, the FASB issued ASU 2022-06, which extended the temporary accounting rules from December 31, 2022 to December 31, 2024. Effective April 2023, the Company transitioned its Credit Facility from LIBOR to the Secured Overnight Financing Rate ("SOFR"). The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Accounting Standards Issued But Not Yet Adopted

Segment Reporting (Topic 280)**.** In November 2023, FASB issued ASU 2023-07, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. This update is effective retrospectively for fiscal years beginning after December 15, 2023, and interim periods within fiscal years after December 15, 2024, early adoption is permitted. The Company is in the process of evaluating the impact it may have on our consolidated financial statements.

Income Taxes (Topic 740). In December 2023, FASB issued ASU 2023-09, which improves income tax disclosures. This update is effective for fiscal years beginning after December 15, 2025, early adoption is permitted. This update should be applied prospectively but retrospective application is permitted. The Company is in the process of evaluating the impact it may have on our consolidated financial statements.

3. Revenues

Disaggregated revenues

Refer to Note 17 *Business Segments* for disaggregated revenues by product line and geography.

Contract balances

The following table reflects the changes in our contract assets and contract liabilities balances for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022	Increase / (Decrease)	
			$	%
Accrued revenue	$ 1,801	$ 665		
Costs and estimated profits in excess of billings	13,365	15,139		
Contract assets - current	15,166	15,804		
Contract assets - non-current	1,828	2,638		
Contract assets	$ 16,994	$ 18,442	$ (1,448)	(8)%
Deferred revenue	$ 10,551	$ 14,401		
Billings in excess of costs and profits recognized	4,221	305		
Contract liabilities	$ 14,772	$ 14,706	$ 66	— %

During the year ended December 31, 2023, our contract assets decreased by $1.4 million and our contract liabilities increased by $0.1 million primarily due to the timing of milestone billings in our Subsea Technologies product line. The noncurrent portion of contract assets is recorded on the consolidated balance sheets as other long-term assets.

During the year ended December 31, 2023, we recognized revenue of $13.1 million that was included in the contract liability balance at the beginning of the period.

Substantially all of our contracts are less than one year in duration. As such, we have elected to apply the practical expedient which allows an entity to exclude disclosures about its remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

4. Acquisition

On November 1, 2023, the Company and its wholly owned subsidiary entered into a purchase agreement with Variperm Holdings Ltd. (“Variperm”) and its shareholders to acquire all of the issued and outstanding common shares of Variperm (the “Variperm Acquisition”). The transaction closed on January 4, 2024. Variperm, headquartered in Canada, is a manufacturer of downhole technology solutions, providing sand and flow control products for heavy oil applications.

Total consideration for the Variperm Acquisition includes approximately $150.0 million of cash and 2.0 million shares of the Company’s common stock, subject to customary purchase price adjustments set forth in the purchase agreement. In connection with the closing, to fund the cash portion of the purchase price, the Company borrowed $90.0 million under its senior secured asset-based lending facility (“Credit Facility”) on January 2, 2024 and entered into a $60.0 million second lien seller term loan credit agreement (“Seller Term Loan”) on January 4, 2024.

5. Inventories

The Company's significant components of inventories at December 31, 2023 and 2022 were as follows (in thousands):

	December 31,	
	2023	2022
Raw materials and parts	$ 92,563	$ 94,182
Work in process	28,693	27,489
Finished goods	216,570	187,448
Total Inventories	337,826	309,119
Less: inventory reserve	(38,187)	(39,291)
Inventories, net	$ 299,639	$ 269,828

The changes in inventory reserve during the two-year period ended December 31, 2023 were as follows (in thousands):

Period ended	Balance at beginning of period	Charged to expense	Deductions or other	Balance at end of period
December 31, 2022	$ 62,885	$ 2,698	$ (26,292)	$ 39,291
December 31, 2023	39,291	2,784	(3,888)	38,187

6. Property and Equipment

Property and equipment consisted of the following (in thousands):

	Estimated useful lives	December 31,	
		2023	2022
Land		$ 4,843	$ 4,763
Buildings and leasehold improvements	5-30	46,596	49,705
Computer equipment	3-5	44,944	42,545
Machinery & equipment	5-10	119,687	117,145
Other	2-10	18,115	15,292
Construction in progress		1,562	4,530
		235,747	233,980
Less: accumulated depreciation		(174,346)	(171,017)
Property and equipment, net		$ 61,401	$ 62,963

Depreciation expense was $10.8 million and $12.4 million for the years ended December 31, 2023 and 2022, respectively.

During 2022, the Company disposed land and buildings related to a sale-leaseback transaction with a net book value of approximately $25.1 million and received net proceeds of $32.1 million. The Company recognized a gain of $7.0 million as a result, which is reported in operating expense in the consolidated statements of comprehensive income (loss).

7. Intangible Assets

At December 31, 2023 and 2022, intangible assets consisted of the following (in thousands):

	December 31, 2023			
	Cost	Accumulated amortization	Net	Amortization period (in years)
Customer relationships	$ 267,838	$ (164,672)	$ 103,166	10 - 35
Patents and technology	89,151	(41,189)	47,962	5 - 19
Non-compete agreements	190	(190)	—	5
Trade names	42,847	(28,974)	13,873	7 - 19
Trademark	5,089	(2,120)	2,969	15
Total intangible assets	$ 405,115	$ (237,145)	$ 167,970	

	December 31, 2022			
	Cost	Accumulated amortization	Net	Amortization period (in years)
Customer relationships	$ 266,537	$ (147,496)	$ 119,041	10 - 35
Patents and technology	88,863	(35,298)	53,565	5 - 19
Non-compete agreements	188	(188)	—	5
Trade names	42,638	(27,071)	15,567	7 - 19
Trademark	5,089	(1,781)	3,308	15
Total intangible assets	$ 403,315	$ (211,834)	$ 191,481	

Intangible assets with definite lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Amortization expense was $23.9 million and $24.5 million for the years ended December 31, 2023 and 2022, respectively. The estimated future amortization expense for the next five years is as follows (in thousands):

Year ending December 31,	Amount
2024	$ 22,938
2025	21,608
2026	20,356
2027	19,296
2028	17,997

8. Debt

Notes payable and lines of credit consisted of the following as of (in thousands):

	December 31,	
	2023	2022
2025 Notes	$ 134,208	$ 256,970
Unamortized debt discount	(5,074)	(15,314)
Debt issuance cost	(1,245)	(3,759)
Credit Facility	—	—
Other debt	2,864	2,013
Total debt	130,753	239,910
Less: current portion	(1,186)	(782)
Long-term debt, net of current portion	$ 129,567	$ 239,128

2025 Notes

Our 9.00% convertible secured notes due August 2025 ("2025 Notes"), of which $134.2 million principal amount was outstanding at December 31, 2023, pay interest at the rate of 9.00%, of which 6.25% is payable in cash and 2.75% is payable in cash or additional notes, at the Company's option. The 2025 Notes are secured by a first lien on substantially all of the Company's assets, except for Credit Facility priority collateral, which secures the 2025 Notes on a second lien basis. During January 2023, $122.8 million or 48% of the then-outstanding principal amount of the 2025 Notes mandatorily converted into approximately 4.5 million shares of common stock.

Credit Facility

In November 2023, the Credit Facility was modified to (i) permit the Variperm Acquisition, (ii) permit the incurrence of new secured notes in an amount not to exceed $200.0 million (which notes will, in part, refinance the 2025 Notes) and (iii) update the applicable base rate for loans denominated in Canadian dollars from CDOR to term Canadian Overnight Repo Rate Average ("CORRA"); and effective upon consummation of the Variperm Acquisition, (a) extend the maturity date of the Credit Facility to September 8, 2028, (b) permit the incurrence of the Seller Term Loan in an amount not to exceed $60.0 million in connection with the consummation of the Variperm Acquisition, and (c) increase the aggregate revolving commitments from $179.0 million to $250.0 million.

Following such amendment, our Credit Facility provides revolving credit commitments of $250.0 million (with a sublimit of up to $70.0 million available for the issuance of letters of credit for the account of the Company and certain of its domestic subsidiaries) ("U.S. Line"), of which up to $50.0 million is available to certain of our Canadian subsidiaries for loans in U.S. or Canadian dollars (with a sublimit of up to $10.0 million available for the issuance of letters of credit for the account of our Canadian subsidiaries) (the "Canadian Line"). Lender commitments under the Credit Facility, subject to certain limitations, may be increased by an additional $100.0 million. The Credit Facility matures in September 2028.

Availability under the Credit Facility is subject to a borrowing base calculated by reference to eligible accounts receivable in the U.S., Canada and certain other jurisdictions (subject to a cap) and eligible inventory in the U.S. and Canada. Our borrowing capacity under the Credit Facility could be reduced or eliminated, depending on future fluctuations in our receivables and inventory. As of December 31, 2023, our total borrowing base was $167.4 million, of which no amount was drawn and $20.3 million was used as security for outstanding letters of credit, resulting in remaining availability of $147.1 million.

Borrowings under the U.S. Line bear interest at a rate equal to, at our option, either (a) the SOFR, subject to a floor of 0.00%, plus a margin of 2.25% to 2.75%, or (b) a base rate plus a margin of 1.25% to 1.75%, in each case based upon the Company's quarterly total net leverage ratio. The U.S. line base rate is determined by reference to the greatest of (i) the federal funds rate plus 0.50% per annum, (ii) the one-month adjusted term SOFR plus 1.00% per annum, and (iii) the "prime rate" of interest announced by Wells Fargo Bank, National Association, subject to a floor of 0.00%.

Borrowings under the Canadian Line bear interest at a rate equal to, at our Canadian borrowers' option, either (a) CORRA, subject to a floor of 0.00%, plus a margin of 2.25% to 2.75%, or (b) a base rate plus a margin of 1.25% to 1.75%, in each case based upon the Company's quarterly net leverage ratio. The Canadian Line base rate is determined by reference to the greater of (i) the Floor, (ii) the one-month CORRA and (iii) the prime rate for Canadian dollar commercial loans made in Canada as reported by Thomson Reuters, subject to a floor of 0.00%.

The weighted average interest rate under the Credit Facility was approximately 8.36% and 6.83% for the years ended December 31, 2023 and 2022.

The Credit Facility also provides for a commitment fee in the amount of (a) 0.375% on the unused portion of revolving commitments if average usage of the Credit Facility is greater than 50% and (b) 0.500% on the unused portion of revolving commitments if average usage of the Credit Facility is less than or equal to 50%.

If excess availability under the Credit Facility falls below the greater of 12.5% of the borrowing base and $31.25 million, we will be required to maintain a fixed charge coverage ratio of at least 1.00:1.00 as of the end of each fiscal quarter until excess availability under the Credit Facility exceeds such threshold for 60 consecutive days.

Subject to customary exceptions, all obligations under the Credit Facility are guaranteed, jointly and severally, by our wholly-owned U.S. subsidiaries and, in the case of the Canadian Line, our wholly-owned Canadian subsidiaries, and are secured by substantially all assets of each such entity and the Company, subject to customary exclusions.

The Credit Facility contains various covenants that, among other things, limit our ability (none of which are absolute) to incur additional indebtedness or issue certain preferred shares, grant certain liens, make certain loans and investments, pay dividends, make distributions or make other restricted payments, enter into mergers or acquisitions unless certain conditions are satisfied, change our lines of business, prepay certain indebtedness, enter into certain affiliate transactions or engage in certain asset dispositions.

If an event of default exists under the Credit Facility, the lenders will have the right to accelerate the maturity of the obligations outstanding under the Credit Facility and exercise other rights and remedies. Obligations outstanding under the Credit Facility, however, will be automatically accelerated upon an event of default arising from a bankruptcy or insolvency event. An event of default includes, among other things, nonpayment of principal, interest, fees or other amounts within certain grace periods; representations and warranties proving to be untrue in any material respect; failure to perform or otherwise comply with covenants in the Credit Facility or other loan documents, subject, in certain instances, to grace periods; cross-defaults to certain other indebtedness if such default occurs at the final maturity of such indebtedness or if the effect of such default is to cause, or permit the holders of such indebtedness to cause, the acceleration of such indebtedness; bankruptcy or insolvency events; material monetary judgment defaults; invalidity or unenforceability of the Credit Facility or any other loan document; and the occurrence of a Change of Control (as defined in the Credit Facility).

Other Debt

Other debt consists of various finance leases of equipment. See Note 18 *Subsequent Events* for further information related to the Seller Term Loan entered into on January 4, 2024.

Future principal payments under long-term debt for each of the years ending December 31 are as follows (in thousands):

Year ending December 31,		**Amount**
2024	$	1,347
2025		135,492
2026		415
2027		93
2028		—
Thereafter		—
Total future payment	$	137,347
Less: unamortized debt discount		(5,074)
Less: debt issuance cost		(1,245)
Less: present value discount on finance leases		(275)
Total debt	$	130,753

9. Leases

Our lease portfolio primarily consists of operating leases for certain manufacturing facilities, warehouses, service facilities, office spaces, equipment and vehicles. The following table summarizes the supplemental consolidated balance sheet information related to leases as of December 31, 2023 and 2022 (in thousands):

		December 31,			
	Classification		**2023**		**2022**
Assets					
Operating lease assets	Operating lease assets	$	55,399	$	57,270
Finance lease assets	Property and equipment, net		3,063		2,500
Total lease assets		$	58,462	$	59,770
Liabilities					
Current					
Operating	Accrued liabilities	$	9,200	$	8,776
Finance	Current portion of long-term debt		1,186		782
Noncurrent					
Operating	Operating lease liabilities		61,450		64,626
Finance	Long-term debt, net of current portion		1,678		1,231
Total lease liabilities		$	73,514	$	75,415

The following table summarizes the components of lease expenses (in thousands):

		Year ended December 31,	
Lease Cost	**Classification**	**2023**	**2022**
Operating lease cost	Cost of sales and Selling, general and administrative expenses	$ 14,641	$ 11,591
Finance lease cost			
Amortization of leased assets	Selling, general and administrative expenses	1,265	887
Interest on lease liabilities	Interest expense	180	77
Sublease income	Cost of sales and Selling, general and administrative expenses	(1,238)	(2,437)
Net lease cost		$ 14,848	$ 10,118

The maturities of lease liabilities as of December 31, 2023 are as follows (in thousands):

	Operating Leases	Finance Leases	Total
2024	$ 13,312	$ 1,347	$ 14,659
2025	12,674	1,284	13,958
2026	11,650	415	12,065
2027	11,098	93	11,191
2028	9,297	—	9,297
Thereafter	32,977	—	32,977
Total lease payments	91,008	3,139	94,147
Less: present value discount	(20,358)	(275)	(20,633)
Present value of lease liabilities	$ 70,650	$ 2,864	$ 73,514

The following table summarizes the weighted-average remaining term and weighted average discount rates related to leases as of December 31, 2023 and 2022:

	Year ended December 31,	
	2023	**2022**
Weighted-average remaining lease term (years)		
Operating leases	7.9	8.8
Financing leases	2.3	2.8
Weighted-average discount rate		
Operating leases	6.60 %	6.58 %
Financing leases	6.89 %	6.43 %

The following table summarizes the supplemental cash flow information related to leases for the years ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31,	
	2023	**2022**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 14,027	$ 11,518
Operating cash flows from finance leases	180	78
Financing cash flows from finance leases	1,247	1,184

Sale-leaseback transactions

During 2022, the Company sold and leased back land and buildings for net proceeds of $32.1 million. The initial annual rent for the assets is $2.7 million with initial term of 12 years, subject to annual increase. The transactions met the requirements of sale-leaseback accounting. The related assets were removed from property and equipment and the appropriate operating lease asset and liabilities of approximately $24.8 million were recorded in the consolidated balance sheets.

10. Income Taxes

The components of income (loss) before income taxes were as follows (in thousands):

	Year ended December 31,	
	2023	2022
U.S.	$ (43,450)	$ (43,587)
Non-U.S.	35,636	53,936
Income (loss) before income taxes	$ (7,814)	$ 10,349

The components of income tax expense (benefit) were as follows (in thousands):

	Year ended December 31,	
	2023	2022
Current		
U.S. federal and state	$ 101	$ 196
Non-U.S.	11,165	6,571
Total current	11,266	6,767
Deferred		
U.S. federal and state	85	26
Non-U.S.	(289)	(156)
Total deferred	(204)	(130)
Income tax expense	$ 11,062	$ 6,637

The reconciliation between the actual provision for income taxes and that computed by applying the U.S. statutory rate to loss before income taxes are outlined below (in thousands):

	Year ended December 31,			
	2023		2022	
Income tax benefit at the statutory rate	$ (1,641)	21.0 %	$ 2,173	21.0 %
State taxes, net of federal tax benefit	(114)	1.5 %	879	8.5 %
Non-U.S. operations	(274)	3.5 %	(7,242)	(70.0)%
Domestic incentives	448	(5.7)%	166	1.6 %
Prior year federal, non-U.S. and state tax	3,536	(45.3)%	(591)	(5.7)%
Nondeductible expenses	806	(10.3)%	3,157	30.5 %
Valuation allowance	8,313	(106.4)%	8,077	78.0 %
Other	(12)	0.1 %	18	0.2 %
Income tax expense	$ 11,062	(141.6)%	$ 6,637	64.1 %

Our effective tax rate was 141.6% and 64.1% for the years ended December 31, 2023 and 2022, respectively.

The tax expense for the years ended December 31, 2023 and 2022 includes an increase in our valuation allowance of $8.3 million and $8.1 million, respectively, consisting of a full valuation allowance against our deferred tax assets

in the U.S., U.K., Germany, Singapore, China and Saudi Arabia as further described below under the primary components of deferred taxes.

The Organization for Economic Co-operation and Development ("OECD") introduced Base Erosion and Profit Shifting ("BEPS") Pillar 2 rules that impose a global minimum tax rate of 15%. Numerous countries, including European Union member states, have enacted or are expected to enact legislation to be effective as early as January 1, 2024, with general implementation of a global minimum tax by January 1, 2025. We are currently evaluating the potential impact on our consolidated financial statements and related disclosures. This may have an impact on our future effective tax rate.

The primary components of deferred taxes include (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets		
Reserves and accruals	$ 3,821	$ 3,940
Operating lease liabilities	17,384	17,596
Inventories	10,170	12,964
Stock awards	1,829	1,862
Net operating loss and other tax carryforwards	160,127	124,024
Goodwill and intangible assets	20,091	26,607
Fair value discount on 2025 Notes	19,751	26,301
Property and equipment	6,619	4,570
Other	5,896	3,991
Gross deferred tax assets	245,688	221,855
Valuation allowance	(231,907)	(208,139)
Total deferred tax assets	$ 13,781	$ 13,716
Deferred tax liabilities		
Operating lease assets	$ (13,903)	$ (13,989)
Prepaid expenses and other	(450)	(445)
Total deferred tax liabilities	(14,353)	(14,434)
Net deferred tax liabilities	$ (572)	$ (718)

Goodwill from certain acquisitions is tax deductible due to the acquisition structure as an asset purchase or due to tax elections made by the Company and the respective sellers at the time of acquisition.

We have deferred tax assets related to net operating loss and other tax carryforwards in the U.S., and in certain states and foreign jurisdictions. We recognize deferred tax assets to the extent that we believe these assets are more likely than not to be realized.

At December 31, 2023, we had $316.4 million of U.S. net operating loss carryforwards and $10.0 million of state net operating losses. Of these losses, $33.5 million will expire no later than 2037 if they are not utilized prior to that date. The remaining $292.9 million will not expire. We also had $227.6 million of non-U.S. net operating loss carryforwards with indefinite expiration dates. In addition to our net operating loss carryforwards, we also had U.S. interest limitation carryforwards of $36.0 million with indefinite expiration dates. The ultimate realization of income tax benefits for these net operating loss and interest limitation carryforwards depends on our ability to generate sufficient taxable income in the respective taxing jurisdictions. Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of our domestic net operating losses may be limited in future periods depending upon future changes in ownership. Where we have unrecognized tax benefits in jurisdictions with existing net operating losses, we utilize the unrecognized tax benefits as a source of income to offset such losses. We do not anticipate being able to fully utilize all of the losses prior to their expiration in the following jurisdictions: the U.S, the U.K, Germany, Singapore, China and Saudi Arabia.

During 2023, we recognized $8.3 million of tax expense related to the increase in our valuation allowance provided against our deferred tax assets to write down our deferred tax assets in these jurisdictions to what is more likely than not realizable. We increased our valuation allowance related to our U.S. and foreign deferred tax assets by $6.5 million and $1.8 million, respectively. In making such a determination for each of these jurisdictions, we considered all available positive and negative evidence, including our recent history of pretax losses over the prior three year period, the goodwill and intangible asset impairments for various reporting units, the future reversals of existing taxable temporary differences, the projected future taxable income or loss and tax-planning. We intend to continue maintaining a full valuation allowance on our deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. However, given our current earnings and anticipated future earnings, we believe that there is a reasonable possibility that within the next 12 months, sufficient positive evidence may become available to allow us to reach a conclusion that a portion of the valuation allowance will no longer be needed. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change on the basis of the level of profitability that we are able to actually achieve.

Deferred tax liabilities arising from the difference between the financial reporting and income tax bases inherent in our foreign subsidiaries, referred to as outside basis differences, have not been provided for U.S. income tax purposes because we do not intend to sell, liquidate or otherwise trigger the recognition of U.S. taxable income with regard to our investment in these foreign subsidiaries. Determining the amount of U.S. deferred tax liabilities associated with outside basis differences is not practicable at this time.

We file income tax returns in the U.S. as well as in various states and non-U.S. jurisdictions. With few exceptions, we are no longer subject to income tax examination by tax authorities in these jurisdictions prior to 2016.

We account for uncertain tax positions in accordance with guidance in ASC Topic 740, which prescribes the minimum recognition threshold a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. A reconciliation of the beginning and ending amount of uncertain tax positions is as follows (in thousands):

2023 Activity		Amount
Balance at January 1, 2023	$	10,512
Additional based on tax positions related to prior years		501
Additional based on tax positions related to current year		1,477
Lapse of statute of limitations		(1,587)
Balance at December 31, 2023	$	10,903

The total amount of unrecognized tax benefits at December 31, 2023 was $10.9 million, of which it is reasonably possible that $4.4 million could be settled during the next twelve-month period as a result of the conclusion of various tax audits or due to the expiration of the applicable statute of limitations. We estimate that $8.0 million of the unrecognized tax benefits at December 31, 2023, excluding consideration of valuation allowance, would impact our future effective income tax rate, if recognized.

We recognize interest and penalties related to uncertain tax positions within the provision for income taxes in the consolidated statements of comprehensive income (loss). As of December 31, 2023 and 2022, we had accrued approximately $0.3 million and $0.4 million in interest and penalties, respectively. During the years ended December 31, 2023 and 2022, we recognized no material change in the interest and penalties related to uncertain tax positions.

11. Fair Value Measurements

The Company had zero outstanding balance under the Credit Facility at December 31, 2023 and December 31, 2022. The Credit Facility incurs interest at a variable interest rate and therefore, the carrying amount approximates fair value. The fair value of the debt is classified as a Level 2 measurement because interest rates charged are similar to other financial instruments with similar terms and maturities.

The fair value of the Company’s Senior Notes is estimated using Level 2 inputs in the fair value hierarchy and is based on quoted prices for those or similar instruments. At December 31, 2023, the fair value and the carrying value of the Company’s 2025 Notes approximated $130.9 million and $127.9 million, respectively. At December 31, 2022,

the fair value and the carrying value of the Company’s 2025 Notes approximated $272.8 million and $237.9 million, respectively.

There were no other significant outstanding financial instruments as of December 31, 2023 and 2022 that required measuring the amounts at fair value on a recurring basis. The Company did not change its valuation techniques associated with recurring fair value measurements from prior periods and there were no transfers between levels of the fair value hierarchy during the years ended December 31, 2023 and 2022.

12. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is, and in the future, could be involved in various pending or threatened legal actions, some of which may or may not be covered by insurance. Management has reviewed such pending judicial and legal proceedings, the reasonably anticipated costs and expenses in connection with such proceedings, and the availability and limits of insurance coverage, and has established reserves that are believed to be appropriate in light of those outcomes that are believed to be probable and can be estimated. The reserves accrued at December 31, 2023 and 2022 are immaterial. In the opinion of management, the Company's ultimate liability, if any, with respect to these actions is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Asbestos litigation

One of our subsidiaries has been named as one of many defendants in a number of product liability claims for alleged exposure to asbestos used in valves. These lawsuits are typically filed on behalf of plaintiffs who allege exposure to asbestos, against numerous defendants, often forty or more, who are alleged to have manufactured or distributed products containing asbestos. The injuries alleged by plaintiffs in these cases range from mesothelioma and other cancers to asbestosis. The earliest claims against our subsidiary were filed in New Jersey in 1998, and our subsidiary currently has active cases in New Jersey, New York, and Illinois. These complaints do not typically include requests for a specific amount of damages. Our subsidiary acquired the trademark for the product line in question in 1985. To date, most of the claims against our subsidiary alleging illnesses due to asbestos have generally been based on products manufactured by the previous owner prior to 1985 that are alleged to have contained asbestos. Many claimants alleging illnesses due to asbestos sue on the basis of exposure prior to 1985, as by that date the hazards of asbestos exposure were well known and asbestos had begun to fall into disuse. Our subsidiary has been successful in obtaining dismissals in most lawsuits without any cash contribution including because the "successor liability" law in most states does not hold a purchaser in good faith liable for the actions of the seller prior to the acquisition date unless the purchaser contractually assumed the liabilities, which our subsidiary did not. There are exceptions to the successor liability doctrine in many states, so there are no assurances that our subsidiary will not be found liable for the actions of its predecessor. The law in other states on so called "successor liability" may be different or ambiguous in this regard, and could also expose our subsidiary to liability. Our subsidiary could also be found liable should a trier of fact reject our subsidiary's position that it is not responsible for the alleged asbestos injuries, such as in a case where a plaintiff alleges post-1985 exposure. To date, asbestos claims had no material adverse effect on our business, financial condition, results of operations, or cash flow, as our annual out-of-pocket costs over the last five years have been less than $300,000. There were approximately 22 new cases filed against our subsidiary in each of last two years, and a significant number of existing cases were dismissed, settled or otherwise disposed of over the last year. We currently have fewer than 110 lawsuits pending against this subsidiary. Our subsidiary has over $17 million in face amount of insurance per occurrence and over $23 million of aggregate primary insurance coverage. In addition, our subsidiary has over $950 million in face amount of excess coverage applicable to the claims. There can be no guarantee that all of this can be collected due to policy terms and conditions and insurer insolvencies in the past or in the future. In January 2011, we entered into an agreement with seven of our primary insurers under which they have agreed to pay 80% of the costs of handling and settling each asbestos claim against the affected subsidiary. The insurers' portion of the settlements is funded by our primary insurance limits, which are eroded only by settlements and not legal fees. Approximately $2.1 million in settlements has been paid by insurers and our subsidiary to date, with approximately $100,000 paid over the course of the last two years. Our subsidiary and the subscribing insurers have the right to withdraw from this agreement, but to date, no party has exercised this right or expressed an intent to do so.

Tenaris litigation

In October of 2017, one of our subsidiaries, Global Tubing LLC ("Global Tubing"), filed suit against Tenaris Coiled Tubes, LLC and Tenaris, S.A. (together "Tenaris") in the United States District Court for the Southern District of Texas seeking a declaration that its DURACOIL™ products do not infringe certain Tenaris patents related to coiled tubing. Tenaris filed counterclaims against Global Tubing alleging DURACOIL™ products infringe three patents. Tenaris sought unspecified damages and a permanent injunction. In response, Global Tubing alleged that its products do not infringe and the Tenaris patents are invalid and unenforceable. On March 20, 2023, the court agreed with Global Tubing, finding all patents unenforceable and dismissing all Tenaris infringement claims. Global Tubing intends to seek an award of its attorneys' fees and costs incurred as a result of the litigation. Tenaris has appealed the final judgment and Global Tubing has filed a cross-appeal.

Portland Harbor Superfund

One of the Company's dormant subsidiaries is one of several named defendants in a suit filed by the Port of Portland, Oregon in May 2009 seeking reimbursement of costs related to an environmental study at the Port of Portland, and in March 2010, was identified as a potentially responsible party by the EPA with respect to the Portland Harbor Superfund Site. The subsidiary is indemnified for environmental contamination losses by a third party that has assumed responsibility and is providing a defense of the claims. Based on information currently available, the Company does not believe that these matters will have a material adverse effect on the financial condition, results of operations, cash flows or capital expenditures of the Company.

Operating leases

The Company has operating leases for warehouses, office space, manufacturing facilities and equipment. The leases generally require the Company to pay certain expenses including taxes, insurance, maintenance, and utilities. See Note 9 *Leases* for further information.

Letters of credit and guarantees

The Company executes letters of credit in the normal course of business to secure the delivery of product from specific vendors and also to guarantee the Company fulfills certain performance obligations relating to certain large contracts. At December 31, 2023, the Company had $20.3 million in letters of credit outstanding.

13. Earnings (Loss) Per Share

The reconciliation of basic and diluted earnings per share for each period presented was as follows (dollars and shares in thousands, except per share amounts):

	Year ended December 31,	
	2023	**2022**
Net income (loss) attributable to common stockholders	$ (18,876)	$ 3,712
Basic - weighted average shares outstanding	10,212	5,747
Dilutive effect of stock options and restricted stock	—	204
Dilutive effect of convertible 2025 Notes	—	—
Diluted - weighted average shares outstanding	10,212	5,951
Earnings (loss) per share		
Basic	$ (1.85)	$ 0.65
Diluted	$ (1.85)	$ 0.62

For the year ended December 31, 2023, we excluded all potentially dilutive restricted shares and stock options in calculating diluted earnings per share as the effect was anti-dilutive due to net losses incurred for the period. For 2022, the diluted earnings per share calculation excludes approximately 84 thousand shares because they were anti-dilutive. For the year ended December 31, 2022, we excluded the assumed conversion of the 2025 Notes in calculating diluted earnings per share as the effect was anti-dilutive. Diluted earnings per share was calculated using treasury stock method for the restricted shares and stock options; and if-converted method for the convertible notes.

14. Employee Benefits

We sponsor a 401(k) savings plan for U.S. employees and similar savings plans for certain non-U.S. employees. These plans benefit eligible employees by allowing them the opportunity to make contributions up to certain limits. We contribute by matching a percentage of each employee's contributions. Subsequent to the closing of all acquisitions, employees of those acquired entities will generally be eligible to participate in the Company's 401(k) savings plan. We also have the discretion to provide a profit sharing contribution to each participant depending on the Company's performance for the applicable year. The expense under the Company's retirement plan was $4.4 million and $3.4 million for the years ended December 31, 2023 and 2022, respectively.

15. Long-Term Incentive Compensation

Stock-based compensation

In August 2010, we adopted the 2010 Stock Incentive Plan ("2010 Plan") to allow for employees, directors and consultants of the Company and its subsidiaries to share in stock ownership in the Company through the award of stock options, restricted stock, restricted stock units, performance shares or any combination thereof. Under the terms of the 2010 Plan, a total of 925 thousand shares were authorized for issuance pursuant to awards.

In connection with the adoption of the 2016 Plan (as described below), no further awards will be granted under the 2010 Plan, but outstanding awards under the 2010 Plan will continue to be governed by its terms. In May 2016, we adopted a new 2016 Stock and Incentive Plan (the "2016 Plan"), under which we initially reserved a total of 285 thousand shares. Our stockholders approved amendments to the 2016 Plan in May 2019, May 2020 and May 2022, increasing the shares authorized for issuance thereunder to 605 thousand shares. Approximately 152 thousand shares remained available under the 2016 Plan for future grants as of December 31, 2023.

The total amount of stock based compensation expense recorded was $4.6 million and $4.2 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company expects to record stock based compensation expense of approximately $5.2 million over a weighted average remaining term of approximately two years. Future grants will result in additional compensation expense.

Stock options

The exercise price of each option is based on the fair market value of the Company's stock at the date of grant. Options generally have a ten-year life and vest annually in equal increments over four years. Our policy for issuing stock upon a stock option exercise is to issue new shares. Compensation expense is recognized on a straight line basis over the vesting period. The following table provides additional information related to stock options:

2023 Activity	Number of shares (in thousands)	Weighted average exercise price	Weighted average remaining term (in years)	Aggregate intrinsic value (in millions)
Outstanding at December 31, 2022	53	$ 349.07	2.5	$ —
Granted	—	$ —		
Exercised	—	$ —		
Forfeited/expired	(7)	$ 521.00		
Outstanding at December 31, 2023	46	$ 322.88	1.9	$ —
Exercisable at December 31, 2023	46	$ 322.88	1.9	$ —

The intrinsic value is the amount by which the fair value of the underlying share exceeds the exercise price of the stock option. No stock options were exercised in 2023 or 2022.

As of December 31, 2023 and 2022, the share price of the Company was less than the exercise price for all outstanding stock options. Therefore, the intrinsic value for stock options outstanding and exercisable was zero as of each such date. No stock options were granted in 2023 or 2022.

Restricted stock

Restricted stock generally vests over a period of one to four years from the date of grant. The following table provides additional information related to our restricted stock:

2023 Activity	**Restricted stock (shares in thousands)**
Nonvested at December 31, 2022	—
Granted	7
Vested	—
Nonvested at December 31, 2023	7

Restricted stock units

Restricted stock units generally vest over a three or four year period from the date of grant. The following table provides additional information related to our restricted stock units:

2023 Activity	**Restricted stock units (shares in thousands)**
Nonvested at December 31, 2022	412
Granted	174
Vested	(236)
Forfeited	(2)
Nonvested at December 31, 2023	348

Of the restricted stock units granted during 2023, 87 thousand shares vest ratably over three years. The remaining 87 thousand shares are performance restricted stock units to employees (assuming target performance) that vest based upon the total shareholder return of the Company's common stock as compared to a group of peer companies over three different performance periods. The performance periods run from January 1, 2023 through December 31, 2023, January 1, 2023 through December 31, 2024 and January 1, 2023 through December 31, 2025, and 1/3 of each award is allocated to each performance period. The performance restricted stock units may settle for between 0% and 200% of the target units granted in shares of the Company's common stock.

The weighted average grant date fair value of the restricted stock units was $31.70 and $18.94 per share during the years ended December 31, 2023, and 2022, respectively. The total grant date fair value of units vested was $3.8 million and $4.3 million during 2023 and 2022, respectively.

16. Related Party Transactions

The Company has sold and purchased inventory, services and fixed assets to and from affiliates of certain directors. The dollar amounts related to these related party activities are not significant to our consolidated financial statements.

17. Business Segments

The Company reports results of operations in the following three reporting segments: Drilling & Downhole, Completions and Production. The amounts indicated below as “Corporate” relate to costs and assets not allocated to the reportable segments.

The Drilling & Downhole segment designs and manufactures products and provides related services to the drilling, well construction, artificial lift and subsea energy construction and services markets, including applications in oil and natural gas, renewable energy, defense, and communications. The Completions segment designs, manufactures and supplies products and provides related services to the coiled tubing, well stimulation and intervention markets. The Production segment designs, manufactures and supplies products, and provides related equipment and services for production and infrastructure markets.

The Company’s reportable segments are strategic units that offer distinct products and services. They are managed separately since each business segment requires different marketing strategies. Operating segments have not been aggregated as part of a reportable segment. The Company evaluates the performance of its reportable segments based on operating income. This segmentation is representative of the manner in which our Chief Operating Decision Maker and our board of directors view the business. We consider the Chief Operating Decision Maker to be the Chief Executive Officer.

Summary financial data by reportable segment follows (in thousands):

	Year ended December 31,	
	2023	**2022**
Revenue		
Drilling & Downhole	$ 329,576	$ 304,565
Completions	265,628	264,951
Production	145,864	131,519
Eliminations	(2,204)	(1,122)
Total revenue	$ 738,864	$ 699,913
Segment operating income (loss)		
Drilling & Downhole	$ 33,767	$ 32,201
Completions	10,788	11,565
Production	6,462	(443)
Corporate	(27,253)	(34,268)
Total segment operating income	23,764	9,055
Transaction expenses	2,892	—
Gain on sale-leaseback transactions	—	(7,000)
Loss (gain) on disposal of assets and other	156	(1,271)
Operating income	$ 20,716	$ 17,326
Depreciation and amortization		
Drilling & Downhole	$ 10,564	$ 11,872
Completions	21,813	21,866
Production	2,105	2,906
Corporate	246	334
Total depreciation and amortization	$ 34,728	$ 36,978

A summary of capital expenditures by reportable segment is as follows (in thousands):

	Year ended December 31,	
Capital expenditures	**2023**	**2022**
Drilling & Downhole	$ 3,128	$ 1,462
Completions	3,526	5,145
Production	543	510
Corporate	747	375
Total capital expenditures	$ 7,944	$ 7,492

A summary of consolidated assets by reportable segment is as follows (in thousands):

	Year ended December 31,	
Assets	**2023**	**2022**
Drilling & Downhole	$ 347,035	$ 340,819
Completions	350,216	366,771
Production	96,567	95,089
Corporate	27,243	32,078
Total assets	$ 821,061	$ 834,757

Corporate assets primarily include cash, certain prepaid expenses and deferred loan costs.

A summary of long-lived assets by geography is as follows (in thousands):

	December 31,	
Long-lived assets	**2023**	**2022**
United States	$ 251,901	$ 279,390
Europe	24,846	26,962
Canada	11,131	11,659
Asia-Pacific	67	20
Middle East	3,508	3,806
Latin America	4	55
Total long-lived assets	$ 291,457	$ 321,892

The following table presents our revenues disaggregated by geography based on shipping destination (in thousands):

	Year ended December 31,			
	2023		**2022**	
Revenue	**$**	**%**	**$**	**%**
United States	$ 455,871	61.7 %	$ 470,765	67.3 %
Middle East	89,346	12.1 %	51,891	7.4 %
Europe & Africa	64,245	8.7 %	57,533	8.2 %
Canada	52,833	7.2 %	48,279	6.9 %
Asia-Pacific	38,624	5.2 %	36,832	5.3 %
Latin America	37,945	5.1 %	34,613	4.9 %
Total Revenue	$ 738,864	100.0 %	$ 699,913	100.0 %

The following table presents our revenues disaggregated by product line (in thousands):

	Year ended December 31,			
	2023		**2022**	
Revenue	**$**	**%**	**$**	**%**
Drilling Technologies	$ 170,650	23.2 %	$ 143,389	20.6 %
Downhole Technologies	90,448	12.2 %	84,987	12.1 %
Subsea Technologies	68,478	9.3 %	76,189	10.9 %
Stimulation and Intervention	158,327	21.4 %	156,331	22.3 %
Coiled Tubing	107,301	14.5 %	108,620	15.5 %
Production Equipment	81,989	11.1 %	69,914	10.0 %
Valve Solutions	63,875	8.6 %	61,605	8.8 %
Eliminations	(2,204)	(0.3)%	(1,122)	(0.2)%
Total revenue	$ 738,864	100.0 %	$ 699,913	100.0 %

18. Subsequent Events

On January 4, 2024, the Company entered into the Seller Term Loan in connection with the closing of the Variperm Acquisition, which has an initial principal amount of $60.0 million and matures in December 2026. The Seller Term Loan bears interest at the rate of (i) 11.0% per year for the period commencing on the Closing Date to (but excluding) the first anniversary of the Closing Date, (ii) 17.0% per annum for the period commencing on the first anniversary of the Closing Date to (but excluding) the second anniversary of the Closing Date and (iii) 17.5% per annum for the period commencing on the second anniversary of the Closing Date to (but excluding) the maturity date.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Exchange Act). The Company’s disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Our disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of December 31, 2023. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2023.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management performed an assessment of the overall effectiveness of our internal control over financial reporting as of December 31, 2023, utilizing the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting is effective as of December 31, 2023.

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Forum Energy Technologies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Forum Energy Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 5, 2024 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the

U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Houston, Texas

March 5, 2024

Item 9B. Other information

Rule 10b5-1 Trading Plan

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as each term is defined in Item 408(a) of Regulation S-K.

Item 10. Directors, executive officers and corporate governance

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders.

Code of Ethics

We have adopted a Financial Code of Ethics, which applies to our Chief Executive Officer, Chief Financial Officer (or other principal financial officer), Chief Accounting Officer (or other principal accounting officer) and other senior financial officers. We have posted a copy of the code under “Corporate Governance” in the “Investors” section of our website at *www.f-e-t.com*. Copies of the code may be obtained free of charge on our website. Any waivers of the code must be approved by our board of directors or a designated committee of our board of directors. Any change to, or waiver from, the Code of Ethics will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Item 11. Executive compensation

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders.

Item 14. Principal accountant fees and services

Our independent registered public accounting firm is Deloitte & Touche LLP, Houston, Texas, PCAOB ID No. 34.

Information required by this item is incorporated herein by reference to our Proxy Statement for the 2024 Annual Meeting of Stockholders.

Item 15. Exhibits

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements filed as part of this report

2. Financial Statement Schedules

All financial statement schedules have been omitted since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included on the Consolidated Financial Statements and Notes thereto.

3. Exhibits

Index to Exhibits

Exhibit Number	DESCRIPTION
2.1*	Stock Purchase Agreement, dated as of November 1, 2023, by and among Forum Energy Technologies, Inc., Forum Canada ULC, Variperm Holdings Ltd., Variperm Energy Services Partnership, Jamie Olson, Elise Robertson, Slotting RemainCo Limited Partnership and Variperm Energy Services Partnership as the Sellers' Representative (incorporated herein by reference to Exhibit 2.1 on the Company's Current Report on Form 8-K, filed on November 3, 2023).
3.1*	Third Amended and Restated Certificate of Incorporation of Forum Energy Technologies, Inc. dated March 28, 2011 (incorporated herein by reference to Exhibit 3.2 to Amendment No. 5 to the Registration Statement, filed on March 29, 2012) (File No. 333-180676).
3.2*	Amendment to the Third Amended and Restated Certificate of Incorporation of Forum Energy Technologies, Inc., effective November 9, 2020 (incorporated herein by reference to Exhibit 3.1 on the Company's Current Report on Form 8-K, filed on November 9, 2020).
3.3*	Third Amended and Restated Bylaws of Forum Energy Technologies, Inc. dated May 12, 2023 (incorporated herein by reference to Exhibit 3.1 on the Company's Current Report on Form 8-K, filed on May 17, 2023).
4.1*	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Amendment No. 3 to the Company's Registration Statement, filed on December 29, 2011).
4.2*	Indenture, dated as of August 4, 2020, among the Company, the subsidiary guarantors party thereto and the Trustee and Collateral Agent. (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on 8-K, filed on August 5, 2020).
4.3*	Form of 9.000% convertible senior secured notes due 2025 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on 8-K, filed on August 5, 2020).

4.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-K, filed February 25, 2020).
10.1*#	Form of Nonstatutory Stock Option Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on April 29, 2014).
10.2*#	Form of Nonstatutory Stock Option Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on May 1, 2015).
10.3*#	Form of Nonstatutory Stock Option Agreement - Three Year Cliff Vesting (Employees and Consultants) (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on October 30, 2015).
10.4*#	Indemnification Agreement dated as of August 2, 2010 between Forum Energy Technologies and C. Christopher Gaut (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement, filed on August 31, 2011).
10.5*#	Form of Indemnification Agreement between Forum Energy Technologies, Inc. and the executive officers identified on Annex A thereto (incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement, filed on August 31, 2011).
10.6*#	Form of Indemnification Agreement between Forum Energy Technologies and each of the directors identified on Annex A thereto (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement, filed on August 31, 2011).
10.7**#	Form of Indemnification Agreement (as of December 2023) between Forum Energy Technologies and its directors and executive officers party thereto.
10.8*#	Forum Energy Technologies, Inc. Severance Plan (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement, filed on August 31, 2011).
10.9*#	Forum Energy Technologies, Inc. 2010 Stock Incentive Plan (as amended and restated effective August 15, 2012) (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 10- Q, filed November 6, 2012).
10.10*#	Severance Agreement dated as of February 16, 2018 between Forum Energy Technologies, Inc. and Michael D. Danford (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on February 21, 2018).
10.11*#	Severance Agreement dated as of December 19, 2018 between Forum Energy Technologies, Inc. and C. Christopher Gaut (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A, filed on December 21, 2018).
10.12*#	Severance Agreement dated as of September 1, 2018 between Forum Energy Technologies, Inc. and D. Lyle Williams (Incorporate herein by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K, filed on February 28, 2019).
10.13*#	Form of Nonstatutory Stock Option Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2017).
10.14*#	Amended and Restated Employee Stock Purchase Plan, dated as of July 1, 2017 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on August 1, 2017).
10.15*#	Form of Nonstatutory Stock Option Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q, filed on May 2, 2018).
10.16*#	Severance Agreement dated as of February 15, 2019 between Forum Energy Technologies, Inc. and John C. Ivascu (incorporated herein by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q, filed on May 1, 2019).
10.17*	Registration Rights Agreement, dated as of October 2, 2017, by and between Forum Energy Technologies, Inc. and Q-GT (V) Investment Partners, LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 3, 2017).
10.18*	Third Amended and Restated Credit Agreement, dated as of October 30, 2017, by and among Forum Energy Technologies, Inc., Forum Canada ULC, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on November 2, 2017).

10.19*	Amendment No. 1 to the Third Amended and Restated Credit Agreement, dated as of February 3, 2020, among Forum Energy Technologies, Inc., the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and the other borrowers and guarantors party thereto (incorporate herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on February 5, 2020).
10.20*	Master Assignment Agreement and Amendment No. 3 to Third Amended and Restated Credit Agreement, dated as of September 8, 2021, among the Company, as borrower, the other borrowers party thereto, the guarantors party thereto, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and the other parties named therein (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on September 8, 2021).
10.21*#	Amendment No. 4 to Third Amended and Restated Credit Agreement, dated as of March 30, 2023, by and among Forum Energy Technologies, Inc., Forum Canada ULC, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on August 4, 2023).
10.22*#	Master Assignment Agreement and Amendment No. 5 to Third Amended and Restated Credit Agreement, dated November 1, 2023, by and among Forum Energy Technologies, Inc., Forum Canada ULC, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 on the Company's Current Report on Form 8-K, filed on November 3, 2023).
10.23*	Forum Energy Technologies, Inc. Second Amended and Restated 2016 Stock and Incentive Plan (incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed on April 2, 2020).
10.24*#	First Amendment to Forum Energy Technologies, Inc. Second Amended and Restated 2016 Stock and Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8, filed on May 13, 2022).
10.25*	Registration Rights Agreement, dated as of August 4, 2020, among the Company and holders of New Notes party thereto. (incorporated by referenced to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on August 5, 2020).
10.26*#	Form of Special Performance Restricted Stock Unit Agreement (Employees and Consultants) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on May 7, 2021).
10.27*#	Form of 2021 Performance Restricted Stock Unit Agreement (Chief Executive Officer) (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on May 7, 2021).
10.28*#	Form of 2021 Performance Phantom Unit Agreement (Executive Management).(incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed on May 7, 2021).
10.29*#	Form of 2021 Restricted Stock Unit Agreement (Executive Management) (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on May 7, 2021).
10.30*#	Form of 2022 Restricted Stock Unit Agreement (Executive Management) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on May 6, 2022).
10.31*#	Form of 2022 Performance Restricted Stock Unit Agreement (Executive Management) (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on May 6, 2022).
10.32*#	Forum Energy Technologies, Inc. Amended and Restated 2021 Phantom Unit Agreement between Mr. C. Christopher Gaut and the Company (incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on May 6, 2022).
10.33*#	Forum Energy Technologies, Inc. 2022 Phantom Unit Agreement between Mr. C. Christopher Gaut and the Company(incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on May 6, 2022).
10.34*	Asset Purchase Agreement, dated December 31, 2020, by and among Forum US, Inc., Anvil International, LLC and, for the limited purposes set forth therein, Forum Energy Technologies, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 4, 2021).

10.35*#	Letter Agreement between Mr. C. Christopher Gaut and Forum Energy Technologies (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 22, 2022).
10.36**#	C. Gaut Letter Agreement, dated December 1, 2023 (Non-Executive Chair Transition).
10.37*#	Form of 2023 Performance Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on May 5, 2023).
10.38*#	Form of 2023 Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on May 5, 2023).
10.39*#	Form of 2023 Employee Cash Award (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on November 3, 2023).
10.40**#	Form of 2023 Non-Employee Director Restricted Stock Unit Agreement.
21.1**	Subsidiaries of Forum Energy Technologies, Inc.
22.1**	Subsidiary guarantors of the Company’s Convertible Secured Notes due 2025.
23.1**	Consent of Deloitte & Touche LLP.
31.1**	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2**	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1**	Forum Energy Technologies, Inc. Clawback Policy.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Previously filed.

** Filed herewith.

Identifies management contracts and compensatory plans or arrangements.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM ENERGY TECHNOLOGIES, INC.

	By:	/s/ D. Lyle Williams, Jr.
March 5, 2024		D. Lyle Williams, Jr. Executive Vice President and Chief Financial Officer (As Duly Authorized Officer and Principal Financial Officer)
March 5, 2024	By:	/s/ Katherine C. Keller
		Katherine C. Keller Senior Vice President and Chief Accounting Officer (As Duly Authorized Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Neal A. Lux Neal A. Lux	President and Chief Executive Officer (Principal Executive Officer)	March 5, 2024
/s/ D. Lyle Williams, Jr. D. Lyle Williams, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 5, 2024
/s/ Katherine C. Keller Katherine C. Keller	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 5, 2024
/s/ C. Cristopher Gaut C. Cristopher Gaut	Chairman of the Board	March 5, 2024
/s/ Evelyn M. Angelle Evelyn M. Angelle	Director	March 5, 2024
/s/ Leslie A. Beyer Leslie A. Beyer	Director	March 5, 2024
/s/ John A. Carrig John A. Carrig	Director	March 5, 2024
/s/ Michael McShane Michael McShane	Director	March 5, 2024
/s/ Louis A. Raspino Louis A. Raspino	Director	March 5, 2024
/s/ Paul E. Rowsey III Paul E. Rowsey III	Director	March 5, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.)

Filed by the Registrant ☑
Filed by a party other than the Registrant ☐
Check the appropriate box:
☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material under §240.14a-12

FORUM ENERGY TECHNOLOGIES, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑ No fee required

☐ Fee paid previously with preliminary materials

☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

2024 PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

LETTER FROM THE CHAIRMAN OF THE BOARD TO OUR STOCKHOLDERS

Dear Fellow Stockholders, March 27, 2024

On behalf of your board of directors and management, I am pleased to invite you to attend the annual meeting of stockholders of Forum Energy Technologies, Inc. ("FET" or the "Company"), which will be held at 8:00 a.m., Central Daylight Time, on May 10, 2024, at our principal offices located at 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

Transformational Year [1]

During 2023, FET had some major accomplishments that will set the Company up well for 2024 and the future. First, in January, we significantly strengthened our balance sheet by reducing our long-term debt by 48% through the conversion of $122.8 million of the Company's 9.00% Convertible Senior Secured Notes into FET common shares. In addition, in the fourth quarter, we announced FET's acquisition of Variperm Energy Services. We expect this highly accretive acquisition to position FET to significantly increase our EBITDA and EBITDA margins.

After market growth in 2022, expectations entering 2023 were for a continued strengthening market and increasing drilling activity. As it turned out, oil and gas prices were volatile throughout 2023, and drilling and completion activity did not increase as industry participants expected. Despite these unfavorable conditions, FET was able to outpace the market, growing revenue and EBITDA by 6% and 14%, respectively. This growth in the face of adverse market conditions reflects the benefit of having a portfolio of high technology products that our global customers need to make their operations safer, and more efficient and profitable.

Succession Planning and Diversity Focus

Our board of directors is continuing to focus on developing the next generation of executives. Recently, Ms. Katherine Keller, Senior Vice President and Chief Accounting Officer; and Messrs. Steven Pounds, Senior Vice President – Operations; and Mark Brookes, Senior Vice President – Operations, were appointed to the executive management team. These promotions reflect our focus on achieving a diverse workforce throughout our organization.

Mr. John Schmitz retired from our board of directors in March 2023 after more than ten years of service. We thank Mr. Schmitz for his highly valuable service. In addition, Dr. Emily Reichert retired from our board of directors in November 2023 in connection with her appointment to serve as Chief Executive Officer of the Massachusetts Clean Energy Center, a state economic development agency dedicated to accelerating the growth of the clean energy sector. We thank Dr. Reichert for her service.

As promised in prior years, we continue to push for diversity on our board of directors. In December 2023, Ms. Leslie Beyer was appointed to serve as a member of our board of directors. Ms. Beyer is the former Chief Executive Officer of the Energy Workforce and Technology Council, the national trade association for the global energy technology and services sector. In addition to her vast knowledge of our industry, Ms. Beyer has led collaborative efforts across the energy industry and received numerous awards for her leadership. As additional board openings develop, our board of directors is committed to identifying and considering diverse candidates that meet our qualifications.

Finally, effective January 1, 2024, I transitioned to serve as non-executive Chairman of the Board. My transition reflects the significant confidence I have in our executive management team. The FET executive management team has over 150 years of service in the energy industry and is well equipped to lead our Company into the future.

[1] See Appendix A for a reconciliation of GAAP to non-GAAP financial measures.

Looking Ahead

Our board of directors and executive management have prioritized generating free cash flow and reducing leverage for 2024. We are also emphasizing continued technology development and leveraging our global footprint to further grow our international and offshore businesses.

Thank you for your continued engagement with FET.

Sincerely,



C. Christopher Gaut
Chairman of the Board

FET Makes It Happen

We don't drill the holes…

We don't stimulate the wells…

We don't produce the hydrocarbons…

…but FET makes it happen by providing value-added products and solutions that increase the safety and efficiency of energy production.


FET

Global manufacturer with extensive product and solutions portfolio

FET ENERGY TRANSITION MARKETS AND OUR PRODUCTS

Biogas
Certified valves facilitate biogas production

Methane Capture
Multi-phase compression addresses challenging well conditions

Carbon Capture
Coiled line pipe carries CO_2 for injection into storage


Valves
Drilling & Downhole
Subsea
Stimulation & Intervention
Coiled Tubing
Production Equipment
FET

Geothermal
Casing hardware for severe conditions

Offshore Windfarm
ROVs and trenchers enable windfarm site preparation, construction and maintenance

Dual Gas Blend
High specification radiators and pumps reduce diesel use during oil & gas production

FET CORE VALUES



Customer Focused
Integrity
FET
Core Values
No one gets hurt
Good place to work

No one gets hurt

The safety of our employees and customers is our first priority, coupled with a healthy respect for the environment.

Integrity

In everything we do, in every interaction, both internally and externally, we strive to operate with the utmost integrity and mutual respect.

Customer focused

Our products enhance our customers' performance. We listen to their needs and work with them to solve their challenges.

Good place to work

We are committed to creating a workplace that fosters innovation, teamwork, and pride. Every team member is integral to our success and is treated equally and fairly.

FORUM ENERGY TECHNOLOGIES, INC.

NOTICE OF 2024 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 10, 2024

The annual meeting of stockholders of Forum Energy Technologies, Inc. will be held at 8:00 a.m., Central Daylight Time, on May 10, 2024, at our principal offices located at 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064 for the following purposes:

	Description:	**Board Recommendation:**
Proposal 1	Election of the two persons named in this proxy statement as directors for terms of three years.	FOR ALL NOMINEES
Proposal 2	Approval, on a non-binding, advisory basis, of the compensation of our named executive officers.	FOR
Proposal 3	Approval of an amendment to our Second Amended and Restated 2016 Stock and Incentive Plan to increase the number of shares available for issuance thereunder.	FOR
Proposal 4	Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2024.	FOR

FET's board of directors has established March 15, 2024, as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting.

We are utilizing the U.S. Securities and Exchange Commission (the "SEC") rules that allow issuers to furnish proxy materials to their stockholders over the Internet. We believe that these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and protecting the environment. On or about the date hereof, we are mailing to our stockholders proxy materials, including this proxy statement, our annual report on Form 10-K for the year ended December 31, 2023 (the "2023 10-K") and a proxy card, or a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2024 proxy statement and our 2023 10-K. The notice provides instructions on how you can request a paper copy of these documents, if you desire. Stockholders are urged, whether or not they expect to be present at the meeting, to vote their shares as promptly as possible by following the instructions in the Notice of Internet Availability of Proxy Materials or voting instruction form, as applicable. Any person giving a proxy has the power to revoke it at any time, and stockholders present at the meeting may withdraw their proxies and vote in person. If you attend the meeting and desire to vote in person, you may do so even though you have previously submitted your proxy.

By order of the Board of Directors,

John C. Ivascu
Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

March 27, 2024
10344 Sam Houston Park Drive, Suite 300
Houston, Texas 77064

IMPORTANT INFORMATION REGARDING THE ANNUAL MEETING OF STOCKHOLDERS

Registration will begin at 7:30 a.m. Central Daylight Time. Please note that space limitations make it necessary to limit attendance at the meeting to stockholders. Please bring photo identification, such as a driver's license or passport, and if you hold your shares in brokerage accounts, a copy of a brokerage statement reflecting stock ownership as of the record date. Please keep in mind that cameras, recording devices and other electronic devices are not permitted at the meeting. You are invited to attend the meeting in-person.

Table of Contents

Forward-Looking Statements and Website References

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our environmental and other sustainability plans and goals, made in this document are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our 2023 Annual Report on Form 10-K. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

FORUM ENERGY TECHNOLOGIES, INC.
10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064

PROXY STATEMENT
FOR
2024 ANNUAL MEETING OF STOCKHOLDERS

This proxy statement is furnished in connection with the solicitation of proxies by our board of directors for use at the 2024 Annual Meeting of Stockholders of Forum Energy Technologies, Inc. to be held on May 10, 2024, or at any adjournment or postponement thereof, at the time and place and for the purposes specified in the accompanying notice of annual meeting. This proxy statement is first being made available to our stockholders on or about March 27, 2024.

We have elected to provide access to our proxy materials over the Internet and are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders of record. All stockholders will have the ability to access the proxy materials. Instructions on how to access the proxy materials over the Internet, or to request a printed copy, may be found on the Notice or voting instruction form, as applicable.

All properly executed written proxies delivered pursuant to this solicitation, and not later revoked, will be voted at the annual meeting in accordance with the instructions given in the proxy. When voting regarding the election of directors, stockholders may vote in favor of all nominees, withhold their votes as to all nominees or withhold their votes as to specific nominees. When voting regarding the approval of the compensation of our named executive officers, the approval of the amendment to our Second Amended and Restated 2016 Stock and Incentive Plan, and the ratification of the appointment of our independent registered public accounting firm, stockholders may vote for or against the proposal or may abstain from voting. Stockholders should vote their shares on the proxy card. If no choice is indicated, proxies that are signed and returned will be voted as recommended by our board of directors.

All shares of our common stock represented by properly executed and unrevoked proxies will be voted if such proxies are received in time for the meeting.

QUORUM, VOTE REQUIRED AND REVOCATION OF PROXIES

The board of directors has established March 15, 2024 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting. As of the record date, 12,283,670 shares of common stock were issued and outstanding. Each share of common stock is entitled to one vote upon each matter to be voted on at the meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of common stock entitled to vote at the annual meeting is necessary to constitute a quorum.

The two nominees for director who receive the greatest number of votes cast at the meeting will be elected as directors. If any nominee for director receives a greater number of votes "withheld" than votes "for" such election, our board of directors requires that such person must tender his or her resignation. Cumulative voting is not permitted in the election of directors. Each of the approval of the compensation of our named executive officers on an advisory basis, the approval of the amendment to our Second Amended and Restated 2016 Stock and Incentive Plan and the ratification of the appointment of our independent registered public accounting firm is subject to the approval of a majority in voting power of the shares of common stock present in person or by proxy at the meeting and entitled to vote on the matter.

Brokers holding shares of our common stock must vote according to specific instructions they receive from the beneficial owners of those shares. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some

but not all matters, it will result in a "broker non-vote" for the matters on which the broker does not vote. As a result, we urge you to promptly provide voting instructions to your broker to ensure that your shares are voted on all of the proposals.

Abstentions and broker non-votes are counted as present in determining whether the quorum requirement is satisfied. For purposes of determining the outcome of any question as to which the broker has indicated that it does not have discretionary authority to vote, these shares will be treated as not present with respect to that question, even though those shares are considered present for quorum purposes and may be entitled to vote on other questions. Broker non-votes are not considered as votes cast and will not be counted in determining the outcome of the vote on the election of directors or on any of the other proposals. Because the two nominees for director who receive the greatest number of votes cast at the meeting will be elected, abstentions will not affect the outcome of the voting on this item. Because the approval of the compensation of our named executive officers on an advisory basis, the approval of the amendment to our Second Amended and Restated 2016 Stock and Incentive Plan and the ratification of the appointment of our independent registered public accounting firm requires the approval of a majority in voting power of the shares of common stock present in person or by proxy at the meeting and entitled to vote on the applicable matter, abstentions will have the same effect as votes against these proposals.

Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf. Any holder of our common stock has the right to revoke his or her proxy at any time prior to the voting deadline at the annual meeting by: (1) filing a written revocation with the Secretary prior to the voting of such proxy, (2) giving a duly executed proxy bearing a later date, or (3) attending the annual meeting and voting in person. Attendance by a stockholder at the annual meeting will not itself revoke his or her proxy. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee in revoking your previously granted proxy.

If your properly executed proxy does not indicate how you wish to vote your common stock, the persons named on the proxy card will vote as follows:

Proposal 1: "FOR ALL NOMINEES";

Proposal 2: "FOR";

Proposal 3: "FOR"; and

Proposal 4: "FOR".

COST AND METHOD OF PROXY SOLICITATION

We will bear the cost of the solicitation of proxies. In addition to solicitation by mail, our directors, officers and employees may solicit proxies from stockholders by telephone or facsimile or in person. Proxy materials will be furnished without cost to brokers, dealers and other custodian nominees and fiduciaries to forward to the beneficial owners of shares held in their names.

SECURITY OWNERSHIP

The following table sets forth information as of March 15, 2024 with regard to the beneficial ownership of our common stock by (1) each of our stockholders who is known by us to be a beneficial owner of more than 5% of our common stock, (2) our directors and director nominees and the persons named in the "Summary Compensation Table" below and (3) all of our current executive officers and directors as a group. Unless otherwise indicated, all of such stock is owned directly, and the indicated person or entity has sole voting and investment power.

Name and Address [(1)]	Number of Shares Beneficially Owned [(2)]	Percent of Class
Stockholders owning 5% or more:		
Variperm Energy Services Partnership 600 Travis Street, Suite #6600 Houston, TX 77002 [(3)]	1,034,343	8.4%
MacKay Shields LLC 1345 Avenue of the Americas New York, NY 10105 [(4)]	980,838	8.0
Keyframe Capital Partners, L.P. 65 East 55th Street, 35th Floor New York, New York 10022[(5)]	746,047	6.1
BlackRock, Inc. 50 Hudson Yards New York, NY 10001[(6)]	671,848	5.5
Directors, Director Nominees, and Named Executive Officers:		
C. Christopher Gaut [(7)]	309,761	2.5
Evelyn M. Angelle [(8)]	10,683	*
Lesle A. Beyer	—	*
John A. Carrig [(9)]	56,787	*
Michael McShane	10,936	*
Louis A. Raspino, Jr.	13,096	*
Paul E. Rowsey III	6,539	*
Neal A. Lux	141,390	1.2
D. Lyle Williams	66,949	*
John C. Ivascu	44,398	*
All executive officers and directors as a group (14 persons)	715,186	5.8%

* Less than 1% of issued and outstanding shares of common stock.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

(2) The number of shares beneficially owned by the directors, director nominees and executive officers listed in the table includes shares that may be acquired within 60 days of March 15, 2024 by exercise of stock options or vesting of restricted stock units as follows: Mr. Gaut — 35,373; Mr. Williams — 4,609; and Mr. Ivascu — 355 and all current executive officers and directors as a group — 45,939.

(3) The number of shares reported is as of January 4, 2024 and is based on a Schedule 13G filed with the SEC on January 12, 2024 by Variperm Energy Services Partnership, SCF-VIII, L.P., SCF-VIII-G.P., Limited Partnership and SCF GP LLC. The Schedule 13G reports sole voting power for no shares of common stock, shared voting power for 1,034,343 shares of common stock, sole dispositive power for no shares of common stock and shared dispositive power for 1,034,343 shares of common stock.

(4) The number of shares reported is as of December 31, 2023 and is based on a Schedule 13G/A filed with the SEC on January 8, 2024 by MacKay Shields LLC. The Schedule 13G/A reports sole voting power for 980,838 shares of common stock, shared voting power for no shares of common stock, sole dispositive power for 980,838 shares of common stock and shared dispositive power for no shares of common stock. The MainStay High Yield Corporate Bond Fund, a registered investment company for which Mackay Shields acts as sub-investment advisor, may be deemed to beneficially own 5.03% of the Company's common stock (as of the Schedule 13G/A's filing date).

(5) The number of shares reported is as of December 31, 2023 and is based on a Schedule 13G filed with the SEC on February 9, 2024 by Keyframe Capital Partners, L.P., Keyframe Capital Partners GP, L.L.C., and John R. Rapaport. The Schedule 13G reports sole voting power for no shares of common stock, shared voting power for 746,047 shares of common stock, sole dispositive power for no shares of common stock and shared dispositive power for 746,047 shares of common stock.

(6) The number of shares reported is as of December 31, 2023 and is based on a Schedule 13G filed with the SEC on January 29, 2024 by BlackRock, Inc. The Schedule 13G reports sole voting power for 657,203 shares of common stock, shared voting power for no shares of common stock, sole dispositive power for 671,848 shares of common stock and shared dispositive power for no shares of common stock.

(7) Includes 19,950 shares held in Uniform Transfers to Minors Act accounts, over which Mr. Gaut and his spouse maintain joint ownership for the benefit of their grandchildren.

(8) Includes 900 shares of common stock beneficially owned by Ms. Angelle's spouse.

(9) Includes 50,900 shares held in trust for the benefit of Mr. Carrig's children. Mr. Carrig serves as trustee of the trust and disclaims beneficial ownership of the shares held by the trust.

PROPOSAL 1: ELECTION OF DIRECTORS

The board of directors comprises eight members. These eight members are divided into three classes with three members in Class I, three members in Class II and two members in Class III. Mr. McShane, a Class III director, was last elected by stockholders at the 2021 Annual Meeting of Stockholders, and his term will expire at the 2024 annual meeting. Mr. Rowsey, also a Class III director, was appointed to the board of directors in November 2021, and his term will also expire at the 2024 annual meeting. He was appointed by the board of directors, which identified and recommended him as a director, in connection with its refreshment efforts. Messrs. Gaut and Raspino, each a Class I director, were last elected by stockholders at the 2022 Annual Meeting of Stockholders, and their term will expire at the annual meeting of stockholders to be held in 2025. Ms. Beyer, also a Class I director, was appointed to the board of directors in December 2023, and her term will expire at the annual meeting of stockholders to be held in 2025. Ms. Angelle and Messrs. Carrig and Lux, each a Class II director, were last elected by stockholders at the 2023 Annual Meeting of Stockholders, and their term will expire at the annual meeting of stockholders to be held in 2026. Our board of directors believes that the current number of directors is appropriate for the Company at this time, taking into consideration the Company's size and the broad diversity of skill sets of our directors.

Nominees for Election

The board of directors, upon the recommendation of the Nominating, Governance and Sustainability Committee (the "NG&S Committee"), has nominated for submission to the stockholders Messrs. McShane and Rowsey as Class III directors for a term of three years, each to serve until the annual meeting of stockholders in 2027 or until his successor is elected and qualified.

If any of the nominees becomes unavailable for any reason, which is not anticipated, the board of directors, in its discretion, may designate a substitute nominee. If you have completed your proxy in favor of such unavailable nominee, your vote will be cast for the substitute nominee. Our board of directors has determined that Messrs. McShane and Rowsey are "independent" as that term is defined by the applicable NYSE listing standards.

Vote Required and Board Recommendation

If a quorum is present at the annual meeting, the two nominees receiving the greatest number of votes cast "FOR" will be elected as directors. Your board of directors unanimously recommends a vote "FOR ALL NOMINEES" of the aforementioned director nominees.

DIRECTOR QUALIFICATIONS

Each of our directors brings a unique background and skill set to our board of directors, creating a diverse group of leaders with a breadth of experience in a variety of areas, including leadership, and financial, industry and operations expertise.

Skill / Qualification	Importance
Demonstrated Leadership - CEO, CFO, COO - Public Company Board	Directors with prior experience holding key leadership positions provide us with unique insights. In addition, experience serving on other public company boards of directors is valuable. These people also generally possess leadership qualities and the ability to develop those attributes in others. Their experience developing talent and solving problems in large, complex organizations makes them a valuable asset to our board of directors.
Financial - Capital Markets - Mergers & Acquisitions - Audit & SEC Reporting	Accurate financial reporting and robust auditing are critical to maintain the trust of our stockholders. Five of our directors qualify as audit committee financial experts, if so designated, and all of our directors are financially literate.
Industry Experience - Up-, Mid-, & Downstream - Services Company - Energy Transition	Diverse industry experience equips board members with an understanding of the risks and opportunities associated with different market factors affecting our business, and enhances their knowledge of regulations and key industry players we must consider. In addition, relevant industry experience improves our business strategy as we navigate complex market conditions.
Operations - Manufacturing - International - Information Security	Experience navigating the unique challenges faced by a manufacturing company is particularly beneficial to develop and navigate the Company's strategic course. In addition, having a domestic and international perspective assists us with the global nature of our business. Experience, knowledge, certifications, skills or other background in information security can be valuable in the board's oversight of information security risks and policies.
Environmental and Social Risk Oversight - Climate Change - Diversity, Equity & Inclusion	Work experience, certifications, degrees, knowledge, skills or other background in climate-related risks and diversity, equity, and inclusion can be beneficial to the Company in the oversight of related policies and initiatives.
Demographics - Gender - Racial / Ethnic	Our focus on achieving gender and ethnic diversity on the board of directors exemplifies the Company's commitment to diversity throughout the organization. The board of directors is committed to continuing to focus on diversity as board positions become available following a director's retirement in accordance with the Corporate Governance Guidelines.

Summarized below is our board of directors' self-assessment of the number of its members who possess the above skills and competencies:



Leadership
CEO, CFO, COO
8
Public Company Board
7
Financial
Capital Markets
6
Mergers & Acquisitions
8
Audit & SEC Reporting
5
Prior Industry Experience
Up-, Mid-, & Downstream
5
Services Company
7
Energy Transition
2
Operations
Manufacturing
6
International
8
Information Security
2
Environmental and Social Risk Oversight
Climate Change
2
Diversity, Equity & Inclusion
4
Other
Engineering / Technology
3
Legal
2
Innovation / Entrepreneurship
7
Demographics
Gender /Race / Ethnic Diversity
3

The following chart shows how each of the key skills and competencies highlighted above are currently represented on the board of directors, and is not intended to be an exhaustive list of skills for each director, but focuses on the primary skills and competencies each director brings.

	Angelle	Beyer	Carrig	McShane	Raspino	Rowsey	Gaut	Lux
Leadership								
CEO, CFO, COO	●	●	●	●	●	●	●	●
Public Company Board	●	●	●	●	●	●	●	
Financial								
Capital Markets	●		●	●	●	●	●	
Mergers & Acquisitions	●	●	●	●	●	●	●	●
Audit & SEC Reporting	●		●	●	●		●	
Prior Industry Experience								
Up-, Mid-, & Downstream			●	●	●		●	●
Services Company	●	●		●	●	●	●	●
Energy Transition	●	●						
Operations								
Manufacturing	●	●		●	●		●	●
International	●	●	●	●	●	●	●	●
Information Security	●				●			
Environmental and Social Risk Oversight								
Climate Change	●	●						
Diversity, Equity & Inclusion	●	●			●	●		
Other								
Engineering / Technology		●					●	●
Legal			●			●		
Innovation / Entrepreneurship	●	●		●	●	●	●	●
Demographics								
Gender	F	F	M	M	M	M	M	M
Racially/Ethnically Diverse						●		

OUR DIRECTORS

Set forth below are the names of, and certain information as of March 15, 2024 with respect to, the two nominees for election as Class III directors and the other current members of the board of directors.

Nominees - Class III Directors

Michael McShane – Age: 69, Positions: Lead Independent Director; Compensation and Human Capital Committee, Member

Mr. McShane was appointed as a FET director in September 2010 and currently serves as a member of the Compensation and Human Capital Committee and as our Lead Independent Director. He is currently Chairman of the Board of NCS Multistage, a public provider of various downhole completion tools and technologies, a position he has held since 2012. Mr. McShane formerly served as an Operating Partner to Advent International, an international private equity fund, a role he held from September 2009 through 2018. Mr. McShane was a director of Spectra Energy Corp, a natural gas infrastructure company, from April 2008 until February 2017; and served as a director of Enbridge, Inc., an energy infrastructure company, following the completion of Enbridge's acquisition of Spectra Energy Corp in February 2017 until October 2018. He was also a director of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services, from March 2007 until February 2012 and served as a director of Superior Energy Services, Inc., a provider of specialized oilfield services and equipment, from the completion of Superior Energy Services' acquisition of Complete Production Services in February 2012 until February 2021. Mr. McShane also previously served as a director of Oasis Petroleum Inc., a public exploration and production company, from May 2010 until November 2020.

Mr. McShane served as a director, and President and Chief Executive Officer, of Grant Prideco, Inc., a manufacturer and supplier of oilfield drill pipe and other drill stem products, from June 2002 until April 2008, having also served as Chairman of the Board from May 2003 through April 2008. Prior to joining Grant Prideco, Mr. McShane was Senior Vice President — Finance and Chief Financial Officer and director of BJ Services Company, a provider of pressure pumping, cementing, stimulation and coiled tubing services for oil and gas operators, from 1990 to June 2002, and Vice President — Finance from 1987 to 1990 while BJ Services was a division of Baker Hughes Incorporated. Mr. McShane joined BJ Services in 1987 from Reed Tool Company, where he was employed for seven years in various financial management positions.

The board of directors selected Mr. McShane because of his expansive knowledge of the oil and gas industry, as well as his relationships with chief executives and other senior management at oil and natural gas companies, and oilfield service companies throughout the world. Mr. McShane is financially literate and qualifies as an audit committee financial expert. He brings to the board of directors his experience as a senior leader and chief financial officer within the oilfield services industry, as well as his leadership as chairman and chief executive officer of a leading North American drill bit technology and drill pipe manufacturer. In addition, Mr. McShane's service on the board of directors of other listed companies informs his ability to act as our Lead Independent Director. Mr. McShane also provides the board of directors with a producer perspective that is valuable in strategic discussions.

Paul E. Rowsey III – Age: 69, Positions: Compensation and Human Capital Committee, Member; Audit Committee, Member

Mr. Rowsey was appointed as a FET director in November 2021 and currently serves as a member of the Audit Committee and the Compensation and Human Capital Committee. He is also the founder and Chairman of E2M Partners, LLC, a sponsor and manager of private real estate equity funds, a role he has held since November 2004. Mr. Rowsey is the former Executive Chairman of the Board of JLB Partners, a national developer, builder and manager of Class A multi-family assets in select markets in the United States. He previously served as Non-Executive Chairman of Valaris plc, a publicly traded offshore driller contractor, and its predecessor, Ensco plc. Mr. Rowsey was also formerly the President and Chief Executive Officer of Compatriot Capital from May 2011 to September 2017, when he retired, and a founder and the managing partner of E2M Partners, LLC. He brings a wealth of diversity, equity and inclusion experience to our board of directors as a result of his service on the Board of Trustees of a public school system, work with Cherokee Nation officials to improve educational opportunities for Native Americans, and direct work as a private company board member to address racial and gender initiatives. Mr. Rowsey is a graduate of Duke University and Southern Methodist University School of Law, and he is a citizen of the Cherokee Nation.

The board of directors selected Mr. Rowsey because of his extensive knowledge of the oil and gas industry; his expertise in financial, business and legal matters, including his experience as the President and Chief Executive Officer of Compatriot Capital, Inc.; his experience as the founder and the managing partner of E2M Partners; his extensive negotiating experience in complex business transactions; and his general business acumen.

Class I Directors

C. Christopher Gaut – Age: 67, Positions: Chairman of the Board

Mr. Gaut currently serves as non-executive Chairman of the Board. From February 2022 until December 2023, he served as Executive Chairman of the Board. Mr. Gaut previously served as our President and Chief Executive Officer from November 2018 until his retirement from those positions in February 2022, and as Chairman of the Board from December 2017. Prior to that, from May 2017 to December 2017, he served as Executive Chairman of the Board, and as Chief Executive Officer from May 2016 to May 2017. From August 2010 to May 2016, he served as President, Chief Executive Officer and Chairman of the Board, and as one of our directors since December 2006. He served as a consultant to SCF Partners from November 2009 to August 2010, and an industry advisor from May 2017 to November 2018. Mr. Gaut served at Halliburton Company, a leading diversified oilfield services company, as President of the Drilling and Evaluation Division and prior to that as Chief Financial Officer, from March 2003 through April 2009. From April 2009 through November 2009, Mr. Gaut was a private investor. Prior to joining Halliburton Company in 2003, Mr. Gaut was a Co-Chief Operating Officer of Ensco International, a provider of offshore contract drilling services. He also served as Ensco's Chief Financial Officer from 1988 until 2003.

Mr. Gaut is currently a member of the board of directors of EOG Resources, Inc., a public independent crude oil and natural gas company, and previously served as a director of Valaris plc, a provider of offshore contract drilling services, and Key Energy Services Inc., a well services provider.

The board of directors selected Mr. Gaut because of his prior experience as our President and Chief Executive Officer; previous executive leadership roles with leading energy companies; operational and financial expertise in the oil and gas business; financial literacy and qualifications as an audit committee financial expert; knowledge of the demands and expectations of our customers; and service as a board member of other public companies.

Louis A. Raspino, Jr. – Age: 71, Positions: Compensation and Human Capital Committee, Chairperson

Mr. Raspino was elected as a FET director in January 2012 and currently serves as the Chairperson of the Compensation and Human Capital Committee. He also currently serves as a director, audit committee member, and compensation committee Chairperson of Tidewater Inc., a public owner and operator of offshore support vessels in the energy industry. In addition, he serves as a director and member of the compensation and audit committees of American Bureau of Shipping, a private company. He served as Chairman of Clarion Offshore Partners, LLC, a Blackstone affiliate, from October 2015 to October 2017. Mr. Raspino has been a private investor and consultant from June 2011 to the present. Mr. Raspino was named President, Chief Executive Officer and a director of Pride International, Inc., a contract drilling company, in June 2005 and served in that capacity until its acquisition by Ensco plc in May 2011. He joined Pride International in December 2003 as Executive Vice President and Chief Financial Officer. From July 2001 until December 2003, he served as Senior Vice President, Finance and Chief Financial Officer of Grant Prideco, Inc. From February 1999 until March 2001, he held various senior financial positions, including Vice President of Finance for Halliburton Company. From October 1997 until July 1998, he was a Senior Vice President at Burlington Resources, Inc. From 1978, until its merger with Burlington Resources in 1997, he held a variety of positions of increasing responsibility at Louisiana Land and Exploration Company, most recently as Senior Vice President, Finance and Administration and Chief Financial Officer. Mr. Raspino holds a certificate in cybersecurity.

The board of directors selected Mr. Raspino because of his significant experience as an executive officer of other energy companies; service as a member of other public company boards of directors; operational, strategic and financial expertise in the oil and gas business; and financial literacy and qualifications as an audit committee financial expert. In addition, in connection with his service as a senior executive officer, Mr. Raspino oversaw the implementation of programs designed to ensure equality and to develop a culture of inclusiveness.

Leslie A. Beyer – Age: 48, Positions: Nominating, Governance and Sustainability Committee, Member

Ms. Beyer was appointed as a FET director in December 2023 and currently serves as a member of the NG&S Committee. She serves on the board of directors of Patterson-UTI Energy, a provider of drilling and completion services to oil and natural gas exploration and production companies in the U.S. and other select countries, a position she has held since September 2023. Ms. Beyer previously served as a member of the board of directors of NexTier Energy, an integrated completions provider, from February 2023 until its merger with Patterson-UTI in September 2023. From 2014 to 2023, she served as the Chief Executive Officer of the Energy Workforce & Technology Council (the "EWTC"), the global energy technology and services association representing over 650,000 jobs in the energy workforce. She is a frequent speaker on issues facing the energy industry including the global energy market, regulatory environment and ESG best practices. Ms. Beyer has been an advocate for the energy services sector testifying before Congress and frequently appearing on national media outlets. She also serves on the Advisory Board of Veriten, an energy advisory firm, and is an Advisory Board member at the University of North Carolina Kenan-Flagler Business School Energy Department. In her early career, Ms. Beyer distinguished herself in Washington, D.C. serving in policy and public affairs roles in the U.S. Senate, Presidential campaigns, The White House Executive Office of the President and U.S. State Department. After government service, Ms. Beyer began a career in advocacy as Director, Member and Board Relations with the National Association of Manufacturers.

The board of directors selected Ms. Beyer because of her knowledge of the energy services sector; significant public policy, government and energy advocacy experience; and service as a board member of other public companies. Ms. Beyer has an entrepreneurial mindset and is a recognized leader in diversity and new energy solutions development.

Class II Directors

Evelyn M. Angelle – Age: 56, Positions: Audit Committee Chairperson; Nominating, Governance and Sustainability Committee, Member

Ms. Angelle was appointed as a FET director in February 2011 and currently serves as the Chairperson of the Audit Committee and a member of the NG&S Committee. Ms. Angelle also serves as Lead Independent Director, and a member of the board of directors and the audit committee of STEP Energy Services, Ltd., an oilfield services company providing specialized coiled tubing and hydraulic fracturing services. She also serves as a member of the Board of Managers and Chairperson of the audit committee of AMP Americas II Parent, LLC, the parent company of a privately-held renewable natural gas company. Ms. Angelle served as Executive Vice President and Chief Financial Officer of BJ Services, a provider of North American land pressure pumping services, from January 2017 to November 2017. From November 2017 to the present, Ms. Angelle has been a private investor and philanthropist. From January 2014 through January 2015, Ms. Angelle served as Senior Vice President – Supply Chain for Halliburton, responsible for global procurement, materials, logistics and manufacturing. From April 2003 to December 2013, Ms. Angelle served in various finance and accounting roles for Halliburton, including Senior Vice President and Chief Accounting Officer, and Vice President of Investor Relations.

Before joining Halliburton in 2003, Ms. Angelle worked for fifteen years in the audit department of Ernst & Young LLP, where she specialized in serving large, multinational public companies and provided technical accounting and consultation services to clients and other professionals. She is a certified public accountant in Texas and a certified management accountant. She holds certificates in Directorship and Cyber-Risk Management from the National Association of Corporate Directors ("NACD").

The board of directors selected Ms. Angelle because of her professional experience and her particular knowledge in financial, internal controls and public company disclosure compliance. In addition, she brings to the board of directors added judgment about supply chain, investor relations, the financial management of large oilfield service corporations and renewable energy. Furthermore, Ms. Angelle's significant experience championing diversity initiatives provides our board of directors with a valuable perspective on important human capital issues relevant to our Company. She is financially literate and considered by our board of directors to be an audit committee financial expert.

John A. Carrig – Age: 72, Positions: Nominating, Governance and Sustainability Committee, Chairperson; Audit Committee, Member

Mr. Carrig was appointed as a FET director in July 2011 and currently serves as the Chairperson of the NG&S Committee and as a member of the Audit Committee. He retired from ConocoPhillips in March 2011, having most recently served as President and Chief Operating Officer since 2008, where he was responsible for global Exploration and Production, Refining and Marketing, Commercial, Project Development and Procurement and the Health, Safety and Environment functions. Mr. Carrig served as Executive Vice President, Finance, and Chief Financial Officer from 2002 to 2008. Prior to the merger with Conoco Inc. in 2002, Mr. Carrig was with Phillips Petroleum Company, where he was named Senior Vice President and Chief Financial Officer in 2001. In 2000, he joined Phillips' management committee as Senior Vice President and Treasurer. From 1996 to 2000, he was Vice President and Treasurer. Mr. Carrig served as Treasurer in 1995 and Assistant Treasurer in 1994. He joined Phillips in 1978 as a tax attorney. He has been a private investor and engaged in charitable endeavors since his retirement from ConocoPhillips. Mr. Carrig served on the board of directors of WPX Energy, Inc., a public oil, natural gas and natural gas liquids producer, prior to its merger with Devon Energy in January 2021.

The board of directors selected Mr. Carrig because of the length and breadth of his experience in the oil and gas industry, the perspective he brings as a result of his long service as an executive of a major public company with global reach and his strategic, financial and management acumen. In addition, Mr. Carrig brings valuable insight as a result of his long history as a customer for oilfield equipment and services companies. As a result of his significant professional experience and particular knowledge in finance, accounting, treasury and tax, he is financially literate and considered by our board of directors to be an audit committee financial expert.

Neal A. Lux – Age: 48, Positions: President and Chief Executive Officer

Mr. Lux was appointed as President and Chief Executive Officer of FET and a member of our board of directors in February 2022. Mr. Lux previously served as the Company's Executive Vice President and Chief Operating Officer from December 2020 to February 2022. From January 2009 to December 2020, Mr. Lux held various operations roles of increasing responsibility with the Company and its subsidiaries, including Executive Vice President – Operations; Senior Vice President - Completions; Managing Director – Global Tubing; and President – Global Tubing. He holds a B.S. in Industrial Engineering from Purdue University.

The board of directors selected Mr. Lux because of the length and breadth of his experience in the oil and gas industry, and the perspectives he brings as a result of his long service with the Company in a variety of leadership roles; operational and financial expertise in the oil and gas industry; and knowledge of the demands and expectations of our customers, employees and other stakeholders.

DIRECTOR COMPENSATION

The Compensation and Human Capital Committee periodically engages Meridian Compensation Partners, LLC ("Meridian"), its independent compensation consultant, to conduct a market-based director compensation study. In December 2022, the study prepared by Meridian indicated that total non-executive director compensation was positioned competitively with the applicable market median. After considering this and other factors, the Compensation and Human Capital Committee determined that it was appropriate not to recommend any changes to the level of non-employee director compensation for 2023. Accordingly, the 2023 non-employee director compensation program consisted of the following retainers:

	Retainer ($)
Annual Retainer	220,000
Lead Independent Director	20,000
Committee Retainers:	
Chairperson of the Audit Committee	20,000
Other Members of the Audit Committee	10,000
Chairperson of the Compensation and Human Capital Committee	15,000
Other Members of the Compensation and Human Capital Committee	7,500
Chairperson of the NG&S Committee	10,000
Other Members of the NG&S Committee	5,000

As in recent years, in 2023, the board of directors continued to forego an annual stock award and instead receive the full amount of the above retainers as cash payments in order to minimize stockholder dilution; however, in connection with Ms. Breyer's appointment on December 1, 2023, the board of directors approved a grant of restricted stock units, with an approximate value of $150,000, which vests in full on the first anniversary of the date of grant.

For 2024, the board of directors has resumed its historical practice of providing $70,000 of the Annual Retainer in cash and $150,000 in the form of an award of restricted stock or restricted stock units, as elected by the director, in order to further align each director's interests with those of our other stockholders. Such awards vest in full on the first anniversary of the date of grant, and directors receiving restricted stock units may elect to defer settlement of all or a portion of such awards through their separation from service or the earlier of their separation from service and an elected year of settlement.

Effective January 1, 2024, Mr. Gaut retired as an executive officer of the Company. He will receive compensation consistent with that provided to the Company's non-employee directors as well as an annual $100,000 fee for his services as non-executive Chairman and subsidized group health plan premium coverage.

All of our directors remain subject to our Stock Ownership Requirements Policy, which requires them to hold at least $210,000 of the Company's common stock or other eligible forms of beneficial ownership. As of December 31, 2023, all of our directors were in compliance with the Stock Ownership Requirements Policy or were within the five year grace period afforded by the policy for them to obtain compliance. Pursuant to the Stock Ownership Requirements Policy, if a director has satisfied the policy's requirements on a prior determination date, a decrease in the applicable closing stock price following such date does not cause a director to be non-compliant with the policy. The board of directors evaluates each director's stock ownership levels on an annual basis and utilizes the prior year's average stock price for purposes of measuring the value of a director's stock ownership under the Stock Ownership Requirements Policy.

The following table provides information on FET's compensation for non-executive directors in 2023. Messrs. Gaut and Lux did not receive any additional compensation for their service as directors in 2023.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1]	Total ($)
Evelyn M. Angelle	245,000	—	245,000
Leslie A. Beyer [2]	18,750	150,010	168,760
John A. Carrig	240,000	—	240,000
Michael McShane	247,500	—	247,500
Louis A. Raspino, Jr.	235,000	—	235,000
Dr. Emily Reichert, Ph.D. [3]	168,750	—	168,750
Paul E. Rowsey III	237,500	—	237,500
John Schmitz [4]	57,500	—	57,500

(1) The amounts in this column reflect the grant date fair value of restricted stock units, as determined in accordance with FASB Accounting Standards Codification Topic 718. The grant date fair value of restricted stock units issued in 2023 was $22.47 per unit based on the closing price of a share of our common stock on the date of grant. For additional information, see Note 15 to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2023. As of December 31, 2023, Ms. Angelle and Mr. Carrig held 3,834 and 4,248, respectively, vested but unsettled restricted stock units that are subject to deferred settlement (on the earlier of (i) 10 years following the date of grant or (ii) separation from service), and Ms. Beyer held 6,676 unvested restricted stock units. No other non-employee directors held outstanding restricted stock units or unvested shares of restricted stock as of December 31, 2023.

(2) Ms. Beyer was appointed to the board of directors on December 1, 2023.

(3) Dr. Reichert retired from the board of directors on November 2, 2023.

(4) Mr. Schmitz retired from the board of directors on March 6, 2023.

CORPORATE GOVERNANCE

We are committed to adhering to sound principles of ethical conduct and good corporate governance and pay practices. We believe that our practices reflect good compensation, governance and market practice.

Core Values. Our Core Values of No One Gets Hurt, Integrity, Customer Focus and Good Place to Work are the foundation of our Company's culture. It is the belief of our board of directors and management that by adhering to these values we are able to protect the Company's reputation and maximize stockholder value. Our Core Values are meant to inform the way that we do business, establish the framework for our governance programs and dictate the way management is expected to interact internally and externally.

Board of Directors. The board of directors is responsible for oversight of our business and affairs. To assist it in carrying out its duties, the board of directors has delegated certain authority to our Audit Committee, Compensation and Human Capital Committee, and NG&S Committee. The board of directors also delegated, and may in the future delegate, certain authority to other committees from time to time. During 2023, the board of directors held four meetings. Each director attended at least 90% of the total number of meetings of the board of directors and committees on which he or she served. Directors are expected to attend all meetings of the board of directors and committees on which they serve, and to spend as much time and meet as frequently as necessary to properly discharge their responsibilities. In addition, directors are encouraged to attend annual meetings of our stockholders. Each of our directors who were then serving attended the 2023 Annual Meeting of Stockholders.

Board Culture. The board of directors has established and continues to focus on developing a culture that results in the arrival at decisions through meaningful and fulsome discussion, where all views are considered and readily challenged. It is the belief of our board of directors that a strong culture affects all facets of the organization. The directors also strive to hold management to the highest standards and challenge them to maximize stockholder value and maintain adherence to our Core Values.

Code of Conduct. Our board of directors has adopted a Code of Conduct (the "Code of Conduct"), which applies to all of our directors, officers, employees and others working on FET's behalf. The Code of Conduct describes the responsibility of these individuals to comply with the legal and ethical requirements governing our business conduct, including:

- Protecting our assets and those of our customers;
- Fostering a safe and healthy work environment;
- Dealing fairly with customers and other third parties;
- Conducting international business properly;
- Reporting misconduct;
- Guarding employees from harassment and retaliation; and
- Environmental, social and governance matters.

On an annual basis, specifically identified employees are requested to complete a questionnaire. The questionnaire is designed to audit internal compliance with the Company's Code of Conduct. All questionnaire responses are reviewed and investigated by a committee under the supervision of our General Counsel. The Code of Conduct is supplemented by our other corporate policies, including our Financial Code of Ethics, which sets forth the ethical principles by which our principal executive officer ("CEO"), principal financial officer ("CFO"), principal accounting officer ("PAO"), controllers and other senior financial and accounting officers are expected to conduct themselves when carrying out their duties and responsibilities.

Any waivers to our Code of Conduct or Financial Code of Ethics can only be made by the board of directors or a committee thereof. Any amendment to, or waiver from, a provision of the Code of Conduct or Financial Code of Ethics that (i) applies to our CEO, CFO, PAO, controllers or other persons performing similar functions to the foregoing, and (ii) relates to any element of the code of ethics definitions, as enumerated in Item 406(b) of SEC Regulation S-K will be posted on the Company's website at *www.f-e-t.com* within four business days following the date of the amendment or waiver. There have been no waivers of the Code of Conduct or Financial Code of Ethics.

Directors, officers and specifically identified employees are required to annually certify that they have read, understand and will comply with the Code of Conduct. The Code of Conduct and the Financial Code of Ethics are available on our website at *www.f-e-t.com* under “Corporate Governance” in the “Investors” section.

Executive and Director Stock Ownership Requirements. To further align the interests of our directors and executive officers with the long-term interests of stockholders, our board of directors has adopted a Stock Ownership Requirements Policy that requires our named executive officers and non-executive directors to own shares equal to specified amounts of our common stock, set at a multiple of the directors’ base annual cash retainer or the officers’ base annual salary, in each case, in effect as of January 1 of each applicable year. Targets are based on multiples of annual retainer or base salary. The ownership levels required under the amended Stock Ownership Requirements Policy are as follows:

Role	Multiple
CEO	5x
Non-executive director	3x
Executive Vice President	2x
Senior Vice President	1x

All directors are expected to reach the requisite level of target ownership within five years of joining our board of directors in an individual capacity (other than pursuant to an agreement with a stockholder of the Company) and officers are expected to reach this level of target ownership within the later of five years after becoming subject to the policy, or three years after a promotion to a higher target multiple. Fully vested shares of stock, restricted stock, restricted stock units (including deferred stock units), earned but unvested performance shares and certain shares owned by key stockholders affiliated with such directors are counted in satisfying the stock ownership guidelines. Shares issuable upon exercise of unexercised stock options and SARs and unearned performance shares are not counted. An officer who is not in compliance with the policy may only sell shares to pay the applicable taxes related to an award of restricted stock or restricted stock units, the value of which does not exceed such tax liability, or to pay the exercise price or applicable taxes upon the exercise of stock options, and must retain shares received upon exercise net of shares sold to cover the exercise price or taxes, as applicable. Each of our directors and named executive officers satisfies the stock ownership requirements set forth in the policy or are within the three- or five-year grace period. Pursuant to the Stock Ownership Requirements Policy, if an executive or director has satisfied the policy’s requirements on a prior determination date, a decrease in the applicable closing stock price following such date is not considered to result in non-compliance on a subsequent determination date. Given the significant value of shares required to be held, we believe the policy is effective in aligning the interests of our directors and named executive officers with those of our stockholders without imposing a minimum holding period after vesting.

Clawback Policies. In addition to the recoupment provisions of our short-term cash incentive compensation program and our stock incentive plan, during 2023, we adopted a clawback policy that is intended to comply with the requirements of New York Stock Exchange Listing Standard 303A.14 implementing Rule 10D-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the event FET is required to prepare an accounting restatement of the Company’s financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, FET will recover the excess incentive-based compensation received by any covered executive, including our named executive officers, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements. In addition, we have an existing clawback policy pursuant to which cash and equity awards to executive officers are subject to recoupment or clawback tied to a financial restatement resulting from fraud or willful misconduct.

Corporate Governance Guidelines. The board of directors is committed to sound principles of corporate governance and has established Corporate Governance Guidelines (the “Corporate Governance Guidelines”) that it believes are consistent with our Core Values, and that assist the board of directors in effectively exercising its responsibilities. The Corporate Governance Guidelines provide a framework for our company’s governance and the board of director’s activities, covering such matters as director independence, director orientation and continuing education, director responsibilities, director access to independent advisers and management, annual evaluations of the board of directors and its committees, and other corporate governance practices and principles. Our board of directors periodically, and at least annually, reviews and, as appropriate, revises the Corporate Governance Guidelines to ensure that they reflect the board of director’s corporate governance

objectives and commitments. The Corporate Governance Guidelines are available on our website at www.f-e-t.com under "Corporate Governance" in the "Investors" section.

- ❖ Six of our eight directors are independent. Mr. Gaut does not qualify as an independent director given his prior service as our President and Chief Executive Officer, and Mr. Lux does not qualify as an independent director given his service as our current President and Chief Executive Officer.
- ❖ Two directors have been formally designated by our board of directors as audit committee financial experts, three other directors would qualify as such, if so designated, and all of our directors would qualify as financially literate, if so designated.
- ❖ We have six directors who have served or are serving as a Chief Executive Officer and five directors who have served as a Chief Financial Officer.
- ❖ Diversity and inclusion are part of our values and we believe our board of directors encompasses a diverse mix of perspectives, experiences, geography, gender, and race/ethnicity. To that end, two of our directors are female (one of whom chairs our Audit Committee) and one of our directors is racially/ethnically diverse. As of March 15, 2024, 42% of our non-executive board member seats were held by individuals of under-represented categories on public company boards. Our board of directors is committed to establishing further gender and ethnic diversity.

Director Independence. Our Corporate Governance Guidelines provide that a majority of the members of the board of directors and all of the members of the Audit Committee and the Compensation and Human Capital Committee must qualify as "independent directors" in accordance with the NYSE listing standards. In addition, it is the policy of the board of directors that all Audit Committee members also satisfy the criteria for independence under applicable provisions of the Exchange Act and applicable SEC rules. No director is considered independent unless the board of directors affirmatively determines that he or she has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The NYSE listing standards include objective tests that can disqualify a director from being treated as independent, as well as a subjective element, under which the board of directors must affirmatively determine that each independent director has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. The board of directors considers all facts and circumstances it deems relevant in making independence determinations.

Our board of directors has determined that six of our directors (Mses. Angelle and Beyer, and Messrs. Carrig, McShane, Raspino and Rowsey) qualify as "independent directors" in accordance with the listing standards of the NYSE and that each member of the Audit Committee and the Compensation and Human Capital Committee qualifies as "independent" under the heightened NYSE independence standards for members of those committees and applicable SEC rules. In 2023, the board of directors also determined that Mr. Schmitz and Dr. Reichert were independent under these standards during the time on which they served on the board. Mr. Schmitz retired from the board of directors in March 2023, and Dr. Reichert retired from the board of directors in November 2023. In addition, Mr. Gaut does not qualify as independent given his prior service as our President and Chief Executive Officer, and Mr. Lux does not qualify as independent given his current service as our President and Chief Executive Officer.

In making its subjective determination that each such director is independent, the board of directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to our company and management. The board of directors considered the transactions in the context of the NYSE's listing standards, our Corporate Governance Guidelines, and the additional standards established for members of audit committees and compensation committees.

In connection with its determination as to the independence of Mr. Schmitz in 2023, our board of directors considered the relationships between us and companies affiliated with Mr. Schmitz. For a description of the agreements and transactions between us and Mr. Schmitz's affiliates, please see "Conflicts of Interest and Related Person Transactions." Our board of directors believes that these transactions and relationships did not adversely affect Mr. Schmitz's ability or willingness to act in the best interests of FET and its stockholders or otherwise compromise his independence. During 2023, FET did not use corporate funds for the purpose of political advocacy or campaign contributions. Corporate funds were also not directed to trade organizations with the intent to influence legislation.

Separation of Chairman and CEO Roles. Our bylaws give the board of directors the flexibility to determine whether the roles of Chairman of the Board and Chief Executive Officer should be combined or separate. The roles of Chief Executive Officer and Chairman are currently separate, with Mr. Gaut, our former President and Chief Executive Officer, serving as Chairman of the board of directors, and Mr. Lux serving as our current President and Chief Executive Officer. We believe separating these roles, while retaining Mr. Gaut in the role of Chairman, allows Mr. Lux to focus on the day-to-day-management of the business and on executing our strategic priorities, while also allowing Mr. Gaut to use his significant level of experience as a chief executive and board chairman in continuing to lead the board of directors and provide advice and counsel to Mr. Lux.

Strong Lead Independent Director. Mr. McShane is our Lead Independent Director, a position he has held since May 2017. As Lead Independent Director, he is responsible for serving as a liaison between the Chairman of the Board and the independent directors, and, if requested by a major stockholder, ensuring he is available for consultation and direct communication with such stockholder. During periods in which the roles of Chairman of the Board and Chief Executive Officer are combined, our Corporate Governance Guidelines provide that there must be a Lead Independent Director; however, our board of directors believes that the appointment of a Lead Independent Director is a governance best practice when the Chairman of the Board is not independent. Since the Company's initial public offering in 2012, a Lead Independent Director has been appointed at all times.

Executive Sessions. The non-management directors meet regularly in executive session without management participation before and/or after regularly scheduled board of directors meetings. In addition, our Corporate Governance Guidelines provide that, if the group of non-management directors includes a director who is not independent under NYSE listing standards, the independent directors will meet in executive session at least once annually. As Lead Independent Director, Mr. McShane presides over these meetings of the independent directors. In 2023, our board of directors held at least one executive session at each of its regularly scheduled meetings.

Board's Role in Risk Oversight. Our board of directors is actively involved in oversight of risks that could affect us and in making regular assessments of risk a priority. This oversight function is conducted primarily through committees of our board of directors, but the full board of directors retains responsibility for the general oversight of risks, including strategic risks. The risks described in this section include those formally monitored at a board of directors or committee level but do not represent a complete list of all areas that are considered and addressed from time to time by the board of directors and its committees. For more information on risks that affect our business, please see our most recent Annual Report on Form 10-K and other filings we make with the SEC. The Audit Committee is charged with oversight of our system of internal controls and risks relating to financial reporting, regulatory and accounting compliance, and litigation. Our board of directors satisfies its oversight responsibility by receiving thorough reports from the Audit Committee chairperson regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for the oversight of particular risks. Management has established an enterprise risk management process that includes key leaders within the organization and that is reviewed on an annual basis by the Audit Committee to provide for consistency of risk considerations in making business decisions. Under this framework, management assesses the likelihood and potential impacts of risks within the next three years, and annually reassesses the risk environment. As part of the process that has been implemented, risks impacting the Company, including risks related to human capital, financing, intellectual property and technology, supply chain, macroeconomics, and environmental, social and governance matters, are taken into consideration and presented to the Audit Committee. In addition, we have an independent internal audit department reporting directly to the Audit Committee that reviews adherence to established policies, procedures and accounting controls.

The Compensation and Human Capital Committee oversees risks related to our compensation programs and management retention matters. An independent compensation consultant is under retainer by the committee to review compensation and regulatory risks and trends.

The NG&S Committee oversees the composition and leadership structure of the board of directors; corporate governance risks; our environmental, social and governance ("ESG") program and disclosures; information technology matters, including our cybersecurity program; and our overall risk management framework. With the NG&S Committee's oversight, we developed a Sustainability Report. These disclosures are published on our website at https://f-e-t.com/sustainability/. The inclusion of information in our Sustainability Report should not be construed as a characterization of the materiality or financial impact of that information with respect to us or for purposes of any of our SEC filings. The Company has a Chief Compliance Officer who reports directly to the Chief Executive Officer. Responsibilities of the Chief Compliance

Officer include quarterly presentations to the Audit Committee regarding regulatory compliance, litigation, and allegations of misconduct and presentations to the board of directors regarding certain litigation and regulatory matters.

Information Security. Maintaining and protecting the Company's information and trade secrets is of utmost importance. Our board of directors has delegated the primary responsibility to oversee cybersecurity matters to the Audit Committee. The Audit Committee regularly reviews the measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. As part of such reviews, the Audit Committee receives reports and presentations from members of our team responsible for overseeing the Company's cybersecurity risk management, including senior members of our IT, Finance and Accounting, and Legal teams. We also regularly engage consultants to assist with assessing, identifying, and managing cybersecurity risks and optimize infrastructure. Our internal cybersecurity team conducts periodic security awareness training for employees. The Company maintains cybersecurity insurance to defray costs associated with an information security breach. There have been no information security breaches in the past three years that have had a material effect on our business strategy, results of operations or financial condition. For more information on our cybersecurity risk management, strategy and governance, see "Item 1C. Cybersecurity" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Accounting and Auditing Concerns. The Audit Committee has established procedures to receive, retain and treat complaints regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Communication with the Board. Stockholders and other interested parties may make their concerns known confidentially to the board of directors as a group or the non-management directors individually (including to the Lead Independent Director) by submitting a communication in an envelope addressed to the "Board of Directors," a specifically named non-management director or the "Non-Management Directors" as a group, in care of: John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064. All such communications will be conveyed to the Chairman of the Board, the full board of directors, the specified non-management director or the non-management directors as a group, as applicable.

Trading, Hedging and Pledging Matters. Our Insider Trading Policy applies to all directors, officers, and employees of the Company who receive or are aware of material, non-public information regarding (i) the Company and (ii) any other company with publicly-traded securities, including the Company's customers, joint-venture or strategic partners, competitors, vendors and suppliers, obtained in the course of employment by or in association with the Company. Our Insider Trading Policy prohibits all directors, officers and employees from engaging in short-term (i.e., short-swing trading) or speculative transactions involving Company stock. Our Insider Trading Policy prohibits the purchase or sale of puts, calls, options and other derivative securities based on Company stock. Our Insider Trading Policy also prohibits short sales, margin accounts, hedging transactions, pledging of Company stock as collateral and, with the exception of Rule 10b5-1 trading plans as noted below, standing orders placed with brokers to sell or purchase Company stock. Our Insider Trading Policy prohibits our directors, officers and employees from purchasing or selling Company stock while in possession of material, non-public information. As such, and in addition to our pre-clearance procedures, our directors, executive officers and certain other employees may only buy or sell Company securities in the public market during specified periods approved by the General Counsel. However, we do permit our directors and employees to adopt and use Rule 10b5-1 trading plans. This allows directors, officers and employees to sell and diversify their holdings in Company stock over a designated period by adopting pre-arranged stock trading plans at a time when they are not aware of material non-public information concerning the Company, and thereafter sell shares of Company stock in accordance with the terms of their stock trading plans.

Diversity. Our board of directors and executive management are committed to maintaining a workforce that is comprised of qualified individuals with diversity in background and thought. Each of the Company's last two non-executive director appointments were gender or ethnically diverse. Going forward, the board of directors will actively seek to achieve diversity of personal and professional experiences. When assessing qualifications of prospective nominees, it will consider diversity in the broadest sense, including gender, race and ethnicity.

Environmental and Social Commitment.

Environmental*:* In addition to receiving regular reports regarding the Company's overall safety performance and the actions being taken to achieve the highest level of safety for our employees and customers, the NG&S Committee oversees the Company's environmental programs and policies. We believe our environmental programs and policies are

appropriate for our size, maturity as a publicly traded company and financial capacity. We regularly assess the size and adequacy of our environmental program. We have allocated additional resources to provide a greater level of focus on the improvement of our environmental initiatives. Through these additional resources, we have focused our attention on the Company's carbon footprint, continued compliance in jurisdictions where we operate and the implementation of environmental programs. We have established an enterprise level environmental policy and we continue to encourage our suppliers to place greater emphasis in this area. In 2023, there were no reportable spills of hazardous waste as defined by the Environmental Protection Agency's regulations. In 2023, we published our inaugural Sustainability Report covering fiscal year 2022. We are not an "extractive company" and, therefore, do not make payments to governments to unlock wealth from the ground.

As we look ahead, we believe the development of technology that can be utilized by our customers will provide the greatest positive impact on the environment. FET currently manufactures products and equipment, that can improve the energy efficiency and lower the carbon footprint of our customers. In addition, we are taking steps to invest in technologies that further achieve the goal of reducing methane and other greenhouse gas emissions. For example, in December 2021, FET acquired assets of Reach Production Solutions, which is an early stage multiphase compression technology with potential applications in artificial lift and emissions control.

Social: The safety of our employees and customers is our first priority. It is our goal that "No One Gets Hurt," which is one of our Core Values. Each of our employees is empowered to request a "Stop Work" in the event that they observe an unsafe working environment. In order to further enhance our safety program, we initiated a system to track near-misses and first-aid incidents. In addition, we continue to include safety as a performance measure in our short-term incentive plan in order to further incentivize safe conduct. In 2023, we achieved a Total Recordable Incident Rate ("TRIR") of 1.42 and Perfect Days of 77%. Perfect Days are defined under the plan as those days without a recordable, first aid or environmental incident; property damage; or a motor vehicle accident. The percentage of Perfect Days is equal to the number of Perfect Days divided by 365. Through our focus in this area, our TRIR has decreased by 42% since our initial public offering.



Safety TRIR
3
2
1
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Actual
Target

We are also focused on the ethical procurement of products and materials through our supply chain management program. Through our Human Rights Policy Statement and Supplier Code of Conduct, we are focused on ensuring that we and our suppliers protect the human rights of our employees and contractors. It is our expectation that the Human Rights Policy Statement and Supplier Code of Conduct will serve as the backbone for further improvements in this area going forward.

We are also focused on creating value for our stockholders through our commitment to the communities in which we operate. Furthermore, we are committed to the professional growth of our employees. Through the Company's succession planning program, our board of directors periodically receives a report regarding the development of high potential employees and actions that are being taken to further their professional development.

Conflict Minerals Policy. Our Conflict Minerals Policy (the "Conflict Minerals Policy") is another part of our commitment to being a responsible corporate citizen and complying with SEC regulations requiring publicly traded companies to file annual reports disclosing certain "conflict minerals" (defined as tin, tungsten, tantalum and gold, or their derivatives) that originate from the Democratic Republic of Congo and its adjoining countries and that are necessary to the functionality of products we manufacture or contract to manufacture. We are committed to the responsible sourcing of materials, products and components and to exercising diligence over our sourcing practices so as not to support human rights abuses. We have taken steps to establish a due diligence framework and compliance program and have implemented the Conflict Minerals Policy across the Company. We also communicate to our suppliers our expectation that they will cooperate with our efforts in this area. A copy of the Conflict Minerals Policy is available on our website at *www.f-e-t.com* under "Corporate Governance" in the "Investor" section.

Stockholder Engagement and Investor Outreach. During the year, we meet with analysts and institutional investors to inform and share our perspective, and to solicit their feedback on our performance. This includes participation in investor conferences and other formal events, and group and one-on-one meetings throughout the year. During 2023, management had discussions with shareholders representing approximately 82% of the approximately 4.9 million shares outstanding (48%) not passively held nor held by investors not required to file ownership information. A key area of focus among our stockholders was for the Company to use capital to increase its size. Following these meetings, management pursued a number of acquisition targets and in November 2023, the Company entered into an agreement to acquire Variperm Energy Services. This transformative acquisition significantly increased the Company's revenue, EBITDA and free cash flow.

Organization of the Committees of the Board of Directors

Audit Committee. The Audit Committee currently consists of Ms. Evelyn M. Angelle (Chairperson) and Messrs. John A. Carrig and Paul E. Rowsey III. The board of directors has determined that Ms. Angelle and Mr. Carrig are each an "audit committee financial expert" as defined by applicable SEC rules. The Audit Committee's purposes are, among other things, to assist the board of directors with overseeing:

- The integrity of our financial statements;
- Our compliance with legal and regulatory requirements;
- The qualifications, independence and performance of, and selection process for, our independent auditors; and
- The effectiveness and performance of our internal audit function.

In addition, the Audit Committee has primary responsibility to oversee cybersecurity matters. The Audit Committee held seven meetings during 2023. The board of directors has adopted a written charter for the Audit Committee, which is available on our website at *www.f-e-t.com* as described above.

Compensation and Human Capital Committee. The Compensation and Human Capital Committee currently consists of Messrs. Louis A. Raspino, Jr. (Chairperson), Paul E. Rowsey III, and Michael McShane. Each of Messrs. Raspino, Rowsey and McShane is a "non-employee director" as defined under Rule 16b-3 of the Exchange Act. The purposes of the Compensation and Human Capital Committee are, among others, to:

- Review and approve or recommend, as applicable, corporate compensation goals and objectives relevant to our Chief Executive Officer and other executive officers;
- Evaluate with our board of directors, taking into account the Company's compensation goals and objectives, the performance of our Chief Executive Officer and, in consultation with the Chief Executive Officer, our other executive officers;
- Review, evaluate and approve or recommend, as applicable, our agreements, plans, policies and programs to compensate our executive officers, in light of our goals and objectives relative to executive compensation, and our directors; and

- Perform such other functions as the board of directors may assign to the Compensation and Human Capital Committee from time to time.

The Compensation and Human Capital Committee may delegate to its Chairman, any one of its members or any subcommittee it may form, the responsibility and authority for any particular matter, as it deems appropriate from time to time under the circumstances. Three committee meetings were held during 2023. The board of directors has adopted a written charter for the Compensation and Human Capital Committee, which is available on our website at *www.f-e-t.com* as described above.

Nominating, Governance and Sustainability Committee. The NG&S Committee currently consists of Mr. John A. Carrig (Chairperson), Mses. Evelyn M. Angelle and Leslie A. Beyer. The purposes of the NG&S Committee are, among others, to:

- Advise the board of directors and make recommendations regarding appropriate corporate governance practices, and assist the board of directors in implementing those practices;
- Assist the board of directors by identifying individuals qualified to become members of the board of directors, and recommending director nominees to the board of directors;
- Advise as to the appropriate composition of the board of directors and its committees;
- Oversee sustainability matters, including through the review of relevant metrics, emerging trends, our overall performance, risks and opportunity assessments and management processes related to the Company's ESG program; and
- Perform such other functions as the board of directors may assign to the NG&S Committee from time to time.

The NG&S Committee establishes, and reviews and approves the criteria, of the annual evaluation for the board of directors, its committees, and the Chief Executive Officer. The NG&S Committee Chairperson, Lead Independent Director, and Chairman review the results of each of the evaluations and lead discussions with the board of directors on each evaluation. Following the board of director's review of the Chief Executive Officer evaluation, the Lead Independent Director or Chairman reviews the results with the Chief Executive Officer. In addition, the NG&S Committee receives a health and safety report from management at every regularly scheduled meeting.

The NG&S Committee held three meetings during 2023. The board of directors has adopted a written charter for the NG&S Committee, which is available on our website at *www.f-e-t.com* as described above. The NG&S Committee reports to the board of directors regarding the oversight responsibilities that have been delegated, including climate related risks and opportunities.

Director nominees are identified and considered for appointment to our board of directors after taking into consideration the individual's demonstrated record of leadership, financial and operations expertise, industry experience, demographics and any other skills deemed relevant. Although the board of directors does not have a formal diversity policy, the NG&S Committee, when assessing the qualifications of prospective nominees to the board of directors, considers diversity in its broadest sense, including persons diverse in perspectives, personal and professional experiences, geography, gender, race and ethnicity. As part of the search process for each new director, the NG&S Committee actively seeks out women and minority candidates to include in the pool from which director nominees are chosen (and affirmatively instructs any search firm the NG&S Committee engages to do so). From time to time, the NG&S Committee assesses the Company's effectiveness with regard to achieving diversity on the board of directors. Each nominee's personal and professional integrity, experience, skills, ability and willingness to devote the time and effort necessary to be an effective board member, and commitment to acting in the Company's best interests and our stockholders, are also factors considered by the NG&S Committee.

The NG&S Committee will consider director candidates recommended by stockholders. If a stockholder wishes to recommend a director for nomination by the NG&S Committee, the stockholder should submit the recommendation in writing to the Chairperson, Nominating, Governance and Sustainability Committee, in care of John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064. The recommendation should contain the following information:

- The name, age, business address and residence address of the nominee and the name and address of the stockholder making the nomination;
- The principal occupation or employment of the nominee;
- The number of shares of each class or series of our capital stock beneficially owned by the nominee and the stockholder and the period for which those shares have been owned; and
- Any other information the stockholder may deem relevant to the committee's evaluation.

Candidates recommended by stockholders are evaluated on the same basis as candidates recommended by our directors, executive officers, third-party search firms or other sources.

CONFLICTS OF INTEREST AND RELATED PERSON TRANSACTIONS

Procedures for approval of related person transactions

A "related person transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- Any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;
- Any person who is known by us to be the beneficial owner of more than 5% of our common stock;
- Any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and
- Any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our board of directors has adopted a written related person transactions policy, pursuant to which the Audit Committee reviews all material facts of all related party transactions and either approves or disapproves entry into the transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a related party transaction, the Audit Committee takes into account, among other factors, the following: (1) whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, (2) the extent of the related person's interest in the transaction, and (3) whether the transaction is material to us.

Transactions with our significant stockholders, directors and officers

During 2022 and 2023, a subsidiary of FET sold and purchased products and equipment to and from Endurance Lift Holdings LLC ("Endurance Lift"). FET recognized revenue and made payments in an aggregate amount totaling approximately $0.8 million in 2022 and $2 million in 2023 from such sales and purchases. Mr. Schmitz is the Chief Executive Officer of Endurance Lift. These sales and purchases were made based on arms-length terms between the parties and represent less than 1% of the consolidated gross revenues for 2022 and 2023 for FET and less than 1% of Endurance Lift's 2022 and 2023 consolidated gross revenues. Mr. Schmitz retired from our board of directors in March 2023.

During 2022 and 2023, a subsidiary of FET sold equipment to Axis Energy Services, LLC ("Axis"). FET recognized revenue in an aggregate amount totaling approximately $0.5 million in 2022 and 2023. Mr. Schmitz is a member of the board of directors of Axis. These sales and purchases were made based on arms-length terms between the parties and represent less than 1% of the consolidated gross revenues for 2022 and 2023 for FET and Axis.

On January 4, 2024 (the "Closing Date"), the Company consummated the acquisition (the "Variperm Acquisition") of Variperm Holdings Ltd. ("Variperm") for total consideration of approximately $150.0 million of cash and 2.0 million shares of the Company's common stock (the "Shares"), subject to customary purchase price adjustments set forth in the related purchase agreement. As a result of the Variperm Acquisition, Variperm Energy Services Partnership ("Partnership") and Slotting RemainCo Limited Partnership ("RemainCo" and, together with Partnership, the "Sellers") each beneficially owned more than 5% of the Company's outstanding common stock. Partnership received 1,034,343 shares of common stock and $45,746,368 in cash and RemainCo received 881,105 shares of common stock and $38,969,170 in cash in the Variperm Acquisition.

To fund a portion of the purchase price, the Company entered into a $60.0 million Second Lien Seller Term Loan Credit Agreement ("Seller Term Loan") with the Variperm shareholders, including the Sellers, and certain other lenders on

the Closing Date. The Seller Term Loan matures in December 2026 and bears interest at the rate of (i) 11.0% per year for the period commencing on the Closing Date through the first anniversary of the Closing Date, (ii) 17.0% per annum for the period commencing on the first anniversary of the Closing Date through the second anniversary of the Closing Date and (iii) 17.5% per annum for the period commencing on the second anniversary of the Closing Date through the maturity date. In connection with the finalization of purchase price adjustments, the principal amount of the Seller Term Loan was reduced by approximately $0.3 million. In addition, the Company will make an interest payment on the Seller Term Loan in March 2024 equal to $1.6 million.

On the Closing Date, the Company and the Sellers entered into an investor rights agreement providing for (i) a 180-day lock-up on transfers of the Shares after the Closing Date, subject to certain exceptions, (ii) customary registration rights under the Securities Act of 1933, as amended, (iii) a standstill and (iv) a voting agreement as to routine voting items at the 2024 annual meeting. The standstill and the voting agreement cease to apply to either Seller at the earlier of (a) the time such Seller beneficially owns less than 5.0% of the Company's outstanding common stock or (b) two years from the Closing Date. Pursuant to the voting agreement, Partnership has agreed to vote its shares of Company common stock in accordance with the recommendations of our board of directors with respect to each of the items to be considered at the 2024 annual meeting. RemainCo no longer beneficially owns 5.0% of the Company's common stock and is therefore no longer bound by the standstill or the voting agreement.

PROPOSAL 2: ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act and the related rules of the SEC, we are providing our stockholders with the opportunity to approve, on a non-binding, advisory basis, the compensation of our named executive officers. This item, commonly referred to as a "say-on-pay" vote, provides you, as a stockholder, the opportunity to express your views regarding the compensation of our named executive officers as disclosed in this proxy statement.

Our executive compensation program is designed to attract, motivate and retain our talented executive officers, who are critical to our success. Under our program, our named executive officers are rewarded for strong corporate performance, the achievement of annual goals and the realization of increased stockholder value. Please read the "Executive Compensation" section below for additional details about our executive compensation programs, including information about the fiscal year 2023 compensation of our named executive officers.

The Compensation and Human Capital Committee oversees the compensation program for our named executive officers to ensure the program achieves the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. We believe our executive compensation program achieves the following objectives:

- Motivate our executives to achieve key safety, operating, and financial performance goals that enhance long-term stockholder value;
- Reward outstanding performance in achieving these goals without subjecting us to excessive or unnecessary risk; and
- Establish and maintain a competitive executive compensation program that enables us to attract, motivate and retain experienced and highly capable executives who will contribute to our long-term success.


CEO
17%
17%
33%
33%
Base Salary
Annual Incentive
Performance RSU
Restricted Stock
Other NEOs
24%
20%
30%
28%
34%
66%
Short-term
Long-term
17%
83%
Fixed
Variable
43%
57%
Short-term
Long-term
24%
76%
Fixed
Variable

To support our compensation and governance philosophy, we have adopted the following "best practices":

What We Do:		What We Don't Do:	
☑	**Emphasis on Variable Compensation**. 83% of Mr. Lux's target compensation and an average of 76% of our other NEO's target compensation is variable.	☒	**No Excise Tax Gross-Ups.** As a matter of company policy, excise tax gross ups are not included in employment agreements or severance agreements.
☑	**Long-Term Incentive Value Performance-Based**. Half of the 2023 equity incentive opportunity for our NEOs is contingent upon absolute and relative TSR performance.	☒	**Prohibition on Hedging/Pledging.** Our Insider Trading Policy specifically prohibits directors, officers and employees, including our NEOs, from entering into hedging type transactions in our stock or pledging our stock.
☑	**Clawbacks.** Both our short-term cash incentive compensation program and our stock incentive plan have recoupment features, and during 2023 we adopted a Rule 10D-1 clawback policy.	☒	**No Perquisites.** We do not provide any material perquisites to our NEOs.
☑	**Stock Ownership Requirements.** Our NEOs and non-executive directors have specific minimum ownership obligations, including a requirement that our CEO must hold equity with a value of at least 5x his base salary.	☒	**No Single Trigger Change-in-Control Benefits.** Cash severance and accelerated vesting of equity incentives require both the consummation of a change-in-control and a qualifying termination of employment.
☑	**Annual Compensation Risk Assessment**. To ensure that our programs are designed to motivate strong performance without encouraging excessive and unnecessary risk-taking, we conduct annual assessments led by the Committee's independent compensation consultant.	☒	**No Repricing.** Our plans prohibit repricing or cash buyout of underwater stock options without stockholder approval.
☑	**Independent Compensation Consultant**. The Compensation and Human Capital Committee engages an independent advisor on topics related to board of director and executive compensation, and annually requires formal certification from the advisor of its independence.		

We value the input of our stockholders, and appreciate the strong support that they have historically expressed for the design of our programs. We are asking our stockholders to indicate their support for our named executive officers' compensation as described in this proxy statement and ask that our stockholders approve the following non-binding resolution at the annual meeting:

"RESOLVED, that the stockholders of Forum Energy Technologies, Inc. (the "Company") approve, on a non-binding, advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the other narrative discussion in the proxy statement for the 2024 Annual Meeting of Stockholders of the Company."

As an advisory resolution, our stockholders' vote on this proposal is not binding on the board of directors or us. The board of directors could, if it concluded it was in our best interests to do so, choose not to follow or address the outcome of the advisory resolution. Decisions regarding the compensation and benefits of our named executive officers remain with our board of directors and the Compensation and Human Capital Committee. We expect, however, that our Compensation and Human Capital Committee will review the voting results on this proposal and give consideration to the outcome when making future decisions regarding compensation of our named executive officers. Our board of directors has currently adopted a policy of holding annual "Say-on-Pay" votes and thus, unless such policy is modified, the next advisory resolution to approve executive compensation after the annual meeting will be at our annual meeting of stockholders to be held in 2025.

Vote Required and Board Recommendation

Approval of the proposal requires the affirmative vote of at least a majority of the shares of our common stock present in person or by proxy at the meeting and entitled to vote. **Your board of directors recommends a vote "FOR" the approval of the advisory resolution on executive compensation.**

EXECUTIVE COMPENSATION

Introduction

We are currently considered a smaller reporting company for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are permitted to provide more limited executive compensation disclosures, comprised of the tables and narrative that follow. Further, our reporting obligations extend only to the executives who served as our chief executive officer during the fiscal year and our two other most highly compensated executive officers as of fiscal year end. We refer to these three individuals, as listed below, as our "named executive officers" ("NEOs") for the year ended December 31, 2023.

Name	Position
Neal A. Lux	President and Chief Executive Officer
D. Lyle Williams	Executive Vice President and Chief Financial Officer
John C. Ivascu	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Business Highlights

We have adopted an executive compensation program that is designed to attract and retain talented executive officers, and align their interests with those of our stockholders over the long term, taking into account the volatile markets in which we do business. In addition to holding management accountable for accomplishing financial results, we insist on the highest standards of ethical conduct and operational safety, which we believe will position us for long-term success.

In 2023, we accomplished the following under the direction of management:

- Achieved adjusted EBITDA[2] of $67.1 million, a 14% increase over our 2022 results;
- Executed on our transformational acquisition of Variperm Energy Services; and
- Maintained a strong financial liquidity position.

Compensation Highlights

With respect to our 2023 compensation programs, the Compensation and Human Capital Committee generally maintained the structure of our 2022 compensation program and took several key actions impacting our NEOs, including the following:

- Granted performance awards tied to our absolute and relative total stockholder return, which constituted 50% of each NEO's long-term incentive compensation opportunity for 2023; and
- Established challenging 2023 performance objectives under our annual cash-based Executive Management Incentive Plan, which paid out at 77% of target based on the financial and safety performance noted above.

[2] See Appendix A for a reconciliation of GAAP to non-GAAP financial measures.

Summary Compensation Table for 2023

The following table provides information regarding the compensation awarded to or earned by our named executive officers in the prior two fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	All Other Compensation (3) ($)	Total ($)
Neal A. Lux President and Chief Executive Officer	2023	663,462	—	3,264,920	513,519	13,200	4,455,101
	2022	564,461	—	1,703,239	1,291,584	12,200	3,571,484
D. Lyle Williams EVP and Chief Financial Officer	2023	463,077	—	1,601,646	302,252	13,200	2,380,175
	2022	416,385	—	946,264	1,131,829	12,200	2,506,678
John C. Ivascu EVP, General Counsel, Chief Compliance Officer and Corporate Secretary	2023	375,385	—	924,041	232,438	15,220	1,547,084
	2022	346,000	—	615,072	1,243,665	12,200	2,216,937

(1) The amounts in this column reflects the grant date fair value of restricted stock units ("RSUs"), phantom units, and performance-based restricted stock units ("Performance RSUs"), as applicable, as determined in accordance with FASB Accounting Standards Codification Topic 718. The grant date fair value of phantom stock units and RSUs granted in 2023 and 2022 was $31.70 and $18.94 per unit, respectively, based on the closing price of a share of our common stock on the applicable date of grant. The grant date fair value of Performance RSUs granted in 2023 ranged from $42.91 to $49.57 per unit, which was determined using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $31.70 ; (b) simulation term of 3 years; (c) volatility of 92.11%; (d) a dividend yield of 0.00%; and (e) a risk free investment rate of 4.26%. The grant date fair value of Performance RSUs granted in 2022 ranged from $16.13 to $17.66 per unit, which was determined using a Monte Carlo simulation including the following assumptions: (a) grant date stock price of $18.94; (b) a hurdle price of $23.68; (c) simulation term of 3 years; (d) volatility of 100.50%; (e) a dividend yield of 0.00%; and (f) a risk free investment rate of 1.67%. For additional information, see Note 15 to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2023.

(2) The amounts in this column reflect: (i) for 2023 and 2022, the Executive Management Incentive Plan award payments that we made to each individual for service in the applicable fiscal year, which were paid during the first quarter of 2024 and 2023, respectively, and (ii) for 2022, the cash payment under each NEO's three-year cash based performance award granted in 2020.

(3) This column reflects Company matching contributions under the 401(k) Plan.

Elements of Total Direct Compensation for Our NEOs

The material elements of total direct compensation for 2023 for our NEOs are listed below, together with the objectives that we believe each element supports.

Element	Objectives
Base Salary	
• Fixed annual cash salary paid to the executive	• Provides a competitive fixed payment to the executive for his or her service, experience and skill • Set at a reasonable level that allows us to attract and retain top talent
Short-Term Cash Incentive	
• Cash bonus opportunity • Payable based upon achievement of annual financial and operational goals	• Aligns the compensation of executives with our annual financial and non-financial performance and achievement of EBITDA, free cash flow, safety and strategic business objectives
Long-Term Incentive Awards	
• Equity-based incentive awards vesting over multiple years • In 2023, we incentivized our NEOs through a combination of: – 50% Performance RSUs that vest over three years based on our absolute and relative total shareholder return (“TSR”) and continuous service; and – 50% RSUs that vest ratably over three years based on continuous service	• Provides strong retention value with multi-year vesting • Promotes alignment between our NEOs and stockholders by encouraging development of long-term equity ownership • Aligns the compensation of our NEOs with our performance by linking payments directly to our absolute and relative stock price performance
Other Key Elements	
• Participation in 401(k) Plan and health and welfare benefits • Severance benefits	• Designed to be market-competitive to allow us to attract and retain key talent

Base Salary

Base salary is the fixed annual compensation we pay to each NEO for performing specific job responsibilities and is based on the executive's level of experience and requisite skills. It represents the minimum income an NEO may receive in any year. Base salaries are determined for each NEO annually as well as at the time of any promotion or significant change in job responsibilities. In connection with each review, we consider the executive's position and responsibility as well as individual and company performance over the course of the prior year. The severance agreements we maintain with the NEOs (described in greater detail below) provide that base salaries will generally not be reduced during the annual review unless the decrease is in connection with a similar reduction applicable to all of our executive officers of no more than 10% of the executive's base salary.

The table below sets forth each NEO's base salary as of December 31, 2022 and 2023, together with the percentage increase. In February 2023, the base salary for each NEO was increased taking into consideration peer company data and the strong performance of our NEOs.

Executive	Base Salary as of December 31, 2022 ($)	Base Salary as of December 31, 2023 ($)	Percentage Increase (%)
Neal A. Lux	600,000	675,000	12.5%
D. Lyle Williams	425,000	470,000	10.6%
John C. Ivascu	350,000	380,000	8.6%

Executive Management Incentive Plan

Our Executive Management Incentive Plan (the "EMIP") for 2023 was designed to incentivize and reward key executives having a significant impact on our achievement of overall corporate performance goals. The Compensation and Human Capital Committee, or board of directors in the case of Mr. Lux, approved each NEO's target bonus opportunity for 2023 under the EMIP. The Compensation and Human Capital Committee determined to increase Mr. William's target bonus opportunity by 5% for 2023 after taking into consideration peer company data and Mr. Williams' performance during the year. The following table sets out the target and maximum bonus levels for 2023 for our NEOs expressed as a percentage of the individual's base salary earned during the year:

Executive	Target Bonus (% of 2023 base salary earned)	Max Bonus (% of 2023 base salary earned)
Neal A. Lux	100%	200%
D. Lyle Williams	85%	170%
John C. Ivascu	80%	160%

The 2023 EMIP has a built-in threshold such that no bonus is paid if we achieve anything less than the entry level of the established performance goals for the year. When actual performance is greater than the target performance level, referred to as "over-achievement," the participant is eligible to receive up to the maximum bonus in the table above (or 200% of the target bonus). The following graph summarizes the payout levels for the various achievement levels of the established performance goals.



EBITDA/Free Cash Flow
TRIR
Perfect Days
Payout Percent of Target
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
40%
60%
80%
100%
120%
140%
Performance - Percent of Goal

EMIP Performance Metrics

Performance for the 2023 EMIP was measured in terms of EBITDA, safety, free cash flow and strategic objectives. These metrics were chosen because the Compensation and Human Capital Committee, and board of directors in the case of Mr. Lux, concluded that using EBITDA, free cash flow and strategic objectives as measures align the interests of the executives with those of our stockholders. Safety, one of our Core Values, continues to be a measure given its importance to our employees, customers and to our reputation. The weightings for the four 2023 EMIP metrics were as follows:

Performance Measure	Weighting
EBITDA	50%
Free Cash Flow	10%
Safety	
TRIR	5%
Perfect Days	5%
Strategic Objectives	30%

EBITDA. The EBITDA measure was derived from the 2023 financial plan set by our board of directors. The calculation of the EBITDA measure takes into account adjustments for non-operating items in a manner consistent with FET's earnings releases.

Free Cash Flow. The Free Cash Flow measure was derived from the 2023 financial plan set by our board of directors and is calculated as cash from operations, less capital expenditures, plus proceeds from sale of property and equipment.

Safety Performance. The safety measure was based one-half on the Company's consolidated TRIR, which is a measure of the recordable workplace injuries that occur during the year, calculated by multiplying the number of recordable injuries in a calendar year by 200,000 (100 employees working 2,000 hours per year), and dividing this value by the total man-hours actually worked in the year. The target was established with reference to past safety performance and the average TRIR for the oil and gas manufacturing industry. Threshold and over-achievement TRIR levels were set to create stretch

goals for management. For purposes of calculating over-achievement, TRIR performance must be less than the approved target level.

The safety measure was also based one-half on the percentage of "perfect safety days." A "perfect safety day" is defined as one in which there are no recordable or first aid safety incidents, motor vehicle accidents, environmental incidents or property damage. The safety measures were designed to incentivize improvements in TRIR for the Company as a whole and for each product line.

Strategic Objectives. The Strategic Objectives measure is intended to encourage an increased focus on key aspects of our business strategy. This measure is subject to the Compensation and Human Capital Committee's, or the board of directors', in the case of Mr. Lux, evaluation of performance and was based on the Company's overall performance in respect of each measure. The strategic objectives established by the Compensation and Human Capital Committee and the board of directors, in respect of Mr. Lux, are set forth below along with the Compensation and Human Capital Committee or the board of directors' assessment of each.

- Meaningfully increase EBITDA margins as compared to oilfield services market;
- Reduce days-sales-outstanding and increase activity inventory turns in line with market conditions;
- Utilize *Winning Moves* to position the Company for future profits;
- Develop new products and solutions to increase the Company's sustainable competitive advantage in target markets;
- Produce a sustainability report and develop the foundation for greenhouse gas reporting; and
- Formalize business plans for greenhouse gas emission reduction.

2023 EMIP Payout

The table below sets forth the components and calculation of the total performance payout factor under our 2023 EMIP, including target, actual and weighted performance for the NEOs. Our 2023 EBITDA and safety goals were set at challenging levels relative to actual 2022 performance. Free Cash Flow was not a part of our 2022 EMIP program.

Performance Measure	2023 Target	2023 Achievement	Percent of Target Earned	*Times* Weighting	*Equals* Weighted Percent of Target Earned
EBITDA Consolidated ($MM)	$88.0	$67.1	41%	50%	20%
Free Cash Flow ($MM)	$32.0	$1.6	0%	10%	0%
Safety (TRIR)	0.99	1.42	0%	5%	0%
Safety (Perfect Days)	75%	77%	140%	5%	7%
Strategic Objectives	See below	See below	167%	30%	50%
TOTAL					**77%**

Strategic Objectives Assessment:

- Meaningfully increase EBITDA margins as compared to oilfield services market – Between target and over achievement;
- Reduce days-sales-outstanding and increase activity inventory turns in line with market conditions – Below target;
- Utilize *Winning Moves* to position the Company for future profits – Between target and over achievement;
- Develop new products and solutions to increase the Company's sustainable competitive advantage in target markets – Between target and over achievement;
- Produce a sustainability report and develop the foundation for greenhouse gas reporting – Target; and
- Formalize business plans for greenhouse gas emission reduction – Between target and over achievement.

In accordance with the terms of the EMIP, EBITDA is adjusted as necessary for acquisitions consummated during the year and other non-recurring items as determined by the Compensation and Human Capital Committee to be appropriate. Awards under our EMIP were determined following an analysis of our 2023 financial results. Final EMIP payouts for each NEO for 2023 were as shown below:

Executive	EMIP Target ($)	EMIP Payment ($)
Neal A. Lux	$675,000	$513,519
D. Lyle Williams	$399,500	$302,252
John C. Ivascu	$304,000	$232,438

Long-Term Incentives

2023 Long-Term Incentives

We believe that long-term awards create the strongest link between executive pay and stockholder interests and, therefore, such awards comprise the largest component of our executive compensation program. In 2023, we granted each NEO a combination of Performance RSUs and RSUs. Our Compensation and Human Capital Committee, and our board of directors in respect of Mr. Lux, granted the following equity-based long-term incentive compensation awards in 2023 to each of the NEOs.

Executive	Target Performance RSUs	RSUs	Total Grant Date Value ($)
Neal A. Lux	41,799	41,799	3,264,920
D. Lyle Williams	20,505	20,505	1,601,646
John C. Ivascu	11,830	11,830	924,041

2023 Performance RSUs

The Performance RSUs granted to the NEOs in 2023 are eligible to be earned based on absolute and relative TSR over the following performance periods:

- Tranche 1 (representing 1/3 of the total award): January 1, 2023 through December 31, 2023
- Tranche 2 (representing 1/3 of the total award): January 1, 2023 through December 31, 2024
- Tranche 3 (representing 1/3 of the total award): January 1, 2023 through December 31, 2025

The potential payout for each tranche of the 2023 Performance RSUs ranges from 0% of target if relative TSR performance is in last place among the peer group and up to 200% of target if relative TSR performance is at the top of the peer group, with target earned based on a sixth place ranking among the 11 members of the peer group (including the Company). The peer group for the 2023 Performance RSUs includes Oil States International, Inc., Dril-Quip Inc., Hunting plc, DMC Global Inc., Core Laboratories N.V., Newpark Resources, Inc., Cactus, Inc., ChampionX Corporation, NOV Inc. and Expro Group Holdings N.V.

In addition, if absolute TSR over the performance period is less than -negative 15%, no more than 100% of target will be earned; if absolute TSR is less than 0% but greater than -negative 15%, then any portion earned over 100% of target will be reduced by half; and if absolute TSR is at least 15% (for Tranche 1), 17.5% (for Tranche 2) or 20% (for Tranche 3), at least 100% of target will be earned.

The Company's TSR performance with respect to Tranche 1 of the Performance RSUs resulted in the Company being ranked 11th among the members of the peer group, resulting in a payout percentage of 0%. As a result, none of Tranche 1 of the Performance RSUs became earned and all of Tranche 1 of the Performance RSUs were forfeited.

2023 RSUs

The RSUs granted to the NEOs in 2023 vest in equal annual installments over three years. The value realized by the NEOs with respect to the RSUs varies with our stock price performance, creating a direct link between realized pay and stockholder interests while also serving as an ongoing retention tool.

Payout of Tranche 3 of the 2021 Performance Cash-Settled Phantom Units

The third tranche of the performance cash-settled phantom units granted to each NEO in February 2021 became earned on March 21, 2023 upon satisfaction of the stock price performance condition, which required achieving a closing stock price of $23.49 (which was 125% of the stock price on the date of grant) for 20 trading days (whether or not consecutive) during the performance period beginning February 19, 2023 and ending February 19, 2024. The earned phantom units remained subject to time-based vesting through the third anniversary of the date of grant and subsequently vested in February 2024.

Payout of Tranche 2 of the 2022 Performance RSUs

The second tranche of the Performance RSUs granted to each NEO in February 2022 became earned on March 22, 2023 upon satisfaction of the stock price performance condition, which required achieving a closing stock price of $23.68 (which was 125% of the stock price on the date of grant) for 20 trading days (whether or not consecutive) during the performance period beginning February 18, 2023 and ending February 18, 2025. The earned Performance RSUs remained subject to time-based vesting through the second anniversary of the date of grant and subsequently vested in February 2024.

Outstanding Equity Awards at 2023 Fiscal Year End

The table below sets forth awards that were granted under the Forum Energy Technologies, Inc. Amended and Restated 2016 Stock and Incentive Plan (the "2016 Plan") and prior to the adoption thereof. Expiration dates are also shown for each individual award.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested(1) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($)
Neal A. Lux					7,983(2)	176,983	15,840(7)	351,173
					7,983(3)	176,983	5,573(8)	617,789
					15,839(4)	351,151		
					31,679(5)	702,323		
					41,799(6)	926,684		
D. Lyle Williams	758	—	$373.60	2/21/2025	7,983(2)	176,983	8,800(7)	195,096
	1,645	—	$187.80	2/19/2026	7,983(3)	176,983	2,734(8)	303,064
	707	—	$402.00	2/20/2027	8,800(4)	195,096		
	1,499	—	$240.00	2/16/2028	17,600(5)	390,192		
					20,500(6)	454,596		
John C. Ivascu	355	—	$278.40	8/27/2025	5,322(2)	117,989	5,720(7)	126,812
					5,322(3)	117,989	1,577(8)	174,833
					5,720(4)	126,812		
					11,440(5)	253,625		
					11,830(6)	262,271		

(1) Amounts in this column were calculated by assuming a market value of our common stock of $22.17 per share, the closing price of our common stock on December 29, 2023, the last trading day of 2023.

(2) RSUs that vested on February 19, 2024.

(3) Phantom stock units that vested and settled in cash on February 19, 2024.

(4) Performance cash-settled phantom stock units granted on February 19, 2021 that vested on February 19, 2024 following achievement on March 21, 2023 of a minimum stock price threshold of $23.49 for total of 20 trading days during the period from February 19, 2023 through February 19, 2024.

(5) RSUs that vest in two equal annual installments on February 18, 2024 and February 18, 2025.

(6) RSUs that vest in three equal annual installments on February 17, 2024, February 17, 2025 and February 17, 2026.

(7) Performance RSUs granted on February 18, 2022 that are expected to be settled on February 18, 2025, subject to achievement of a minimum stock price threshold of $23.68, which was 125% of the Company's closing stock price on the grant date, for a total of 20 trading days during the period from February 18, 2024 through February 18, 2025. The Performance RSUs will be forfeited upon a termination of employment prior to vesting, except in limited circumstances.

(8) Performance RSUs granted on February 17, 2023 that are eligible to become earned in two equal tranches following the conclusion of performance periods ending December 31, 2024 and December 31, 2025, in each case, subject to the Company's absolute and relative TSR achievement. The amount reflected herein is based on achievement at 20% of target (the lowest payout level above 0%), as required by SEC rules.

Severance Agreements

Each NEO is a party to a severance agreement with us. Under these severance agreements, in the event an NEO's employment is terminated by us without "Cause" (and not as a result of death or disability) or by the NEO for "Good Reason," the NEO will be entitled to receive the following benefits:

- A lump sum payment of an amount equal to two (or three if the termination is within two years after a change in control) multiplied by the sum of (A) the NEO's annual base salary at the time of the termination plus (B) the NEO's annual base salary multiplied by the NEO's highest target bonus opportunity in the year of termination or the two preceding years;
- A lump sum payment of an amount equal to the NEO's unpaid bonus for the prior calendar year, if any, payable at the same time such bonus is paid to active executives;
- A lump sum payment of an amount equal to the NEO's bonus for the calendar year in which such termination occurs, if any, based on the applicable performance criteria, prorated through and including the date of termination, payable at the same time as such bonus is paid to active executives; and
- If the NEO elects COBRA continuation coverage for himself and his eligible dependents, monthly reimbursement of the differential between the COBRA premium and the active executive contribution amount for such coverage under the Company's group health plans for up to eighteen months.

Our severance agreements as a matter of policy do not provide for excise tax protections in the event of a change in control. The severance agreements provide that any payments or benefits to which the NEO may be entitled (whether under the agreement or otherwise), which would be subject to a parachute payment excise tax under Section 4999 of the Code will be reduced to an amount that would no longer create a parachute payment or be paid in full, whichever produces the better net after-tax position for the NEO. If the NEO is terminated for any reason other than those described above, the NEO will continue to receive his compensation and benefits through the date of termination, and the compensation and benefits will terminate contemporaneously with the termination of his employment. Under the terms of the severance agreements, subject to certain exceptions, the NEO's may not compete in the market in which we and our respective affiliates engage during the NEO's employment and for two years following the termination thereof.

As used in the severance agreements:

- "Cause" generally occurs when the NEO has (1) engaged in gross negligence or willful misconduct in the performance of his duties with respect to us, (2) materially breached any material provision of his agreement or any written corporate policy, (3) willfully engaged in conduct that is materially injurious to us or (4) been convicted of, pleaded no contest to or received adjudicated probation or deferred adjudication in connection with a felony involving fraud, dishonesty or moral turpitude.
- "Good Reason" generally means any of the following events: (1) a material decrease in annual base salary (other than as part of a decrease of up to 10% for all of our executive officers); (2) a material diminution in the executive's authority, duties or responsibilities (other than certain changes in management structure primarily affecting reporting responsibility); or (3) an involuntary relocation of the geographic location of the executive's principal place of employment by more than 75 miles.

Employee Benefits

Our 401(k) Plan is designed to allow all employees, including the participating NEOs, to contribute on a pre-tax or Roth after-tax basis. Each participant may elect to contribute up to 75% of his or her compensation to the 401(k) Plan as pre-tax or Roth after-tax contributions (but limited by the statutory maximum of $22,500 for 2023). Additionally, participants age 50 years and older may make a "catch-up contribution" to the 401(k) Plan each year up to an amount set by statute ($7,500 for 2023).

We have the discretion to provide a profit-sharing contribution to each participant depending on the Company's performance for the applicable year. There were no profit-sharing contributions made in 2023. During 2023, we matched 100% of each employee's (including the NEO's) contributions up to 3% of cash compensation deferred and 50% of each employee's (including the NEO's) contributions up to the next 2% of cash compensation deferred. Effective January 1, 2024, we increased our matching contribution to 100% of the first 3% of covered compensation deferred and 50% of the next 4% of covered cash compensation deferred.

We also provide medical, dental and vision coverage to all of our full-time employees, as well as basic life and disability coverage.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued under our existing equity compensation plans as of December 31, 2023 (i.e., prior to the requested share increase under Proposal No. 3).

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders (1)	46,314	$322.88	154,434(2)
Equity compensation plans not approved by security holders (3)	—	—	—
Total	46,314	$322.88	154,434

(1) Consists of the 2016 Plan and the Employee Stock Purchase Plan. The Employee Stock Purchase Plan was suspended in January 2020.

(2) Shares remaining available for issuance under the 2016 Plan with respect to awards (other than outstanding awards) could be issued in the form of stock options, SARs, stock awards and stock units.

(3) As of December 31, 2023 we did not maintain any equity compensation plans that were not approved by our stockholders. On January 4, 2024, we granted inducement restricted stock unit awards covering a total of 39,000 shares in connection with our acquisition of Variperm Energy Services ("Variperm") as an inducement to certain Variperm service providers for post-closing employment with us in accordance with NYSE Listing Rule Listing Rule 303A.08.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. The compensation actually paid does not reflect the actual amount of compensation earned by or paid during the applicable year. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation" above.

Year	Summary Compensation Table Total for Mr. Gaut ($)	Compensation Actually Paid to Mr. Gaut(1) ($)	Summary Compensation Table Total for Mr. Lux ($)	Compensation Actually Paid to Mr. Lux(2) ($)	Average Summary Compensation Table for Non-PEO NEOs(3) ($)	Average Compensation Actually Paid to Non-PEO NEOs(4) ($)	Initial Fixed $100 Investment Based on Total Shareholder Return(5) ($)	Net Income (Loss)(6) ($)
2023	—(7)	—(7)	4,455,101	2,361,907	1,963,630	1,103,499	186.30	(18,876,000)
2022 (8)	7,165,066	9,301,332	3,571,484	5,217,166	2,361,808	3,415,694	247.90	3,712,000
2021	3,216,316	3,466,505	—(7)	—(7)	1,467,954	1,497,920	134.87	(82,651,000)

(1) Represents the amount of "compensation actually paid" to Mr. Gaut, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(2) Represents the amount of "compensation actually paid" to Mr. Lux, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation to determine the compensation actually paid for 2023. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Mr. Lux	2023 ($)
Summary Compensation Table Total	**4,455,101**
Less, value of Stock Awards reported in Summary Compensation Table	(3,264,920)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	1,538,482
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	(445,315)
Plus (less), change in fair value from last day of prior fiscal year to vesting date for equity awards granted in prior years that vested in the year	78,559
Compensation Actually Paid to Mr. Lux	**2,361,907**

(3) Represents the average of the amounts reported for the NEOs as a group, excluding any NEO who served as Chief Executive Officer during any portion of the applicable year, in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for purposes of calculating these amounts are (i) for 2023, Mr. Williams and Mr. Ivascu, (ii) for 2022, Mr. Williams and Mr. Ivascu and (iii) for 2021, Mr. Lux and Mr. Williams.

(4) Represents the average amount of "compensation actually paid" to the NEOs as a group, as listed in footnote 3, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation determine the compensation actually paid for 2023. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Average Non-PEO NEOs	2023 ($)
Average Summary Compensation Table Total	**1,963,630**
Less, value of Stock Awards reported in Summary Compensation Table	(1,262,844)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	595,065
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	(232,098)
Plus (less), change in fair value from last day of prior fiscal year to vesting date for equity awards granted in prior years that vested in the year	39,746
Average Compensation Actually Paid to Non-PEO NEOs	**1,103,499**

(5) Cumulative TSR is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end of each fiscal year shown and the beginning of the measurement period, and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2020.

(6) The dollar amounts reported represent the amount of net income (loss) reflected in the Company's audited financial statements for the applicable year.

(7) Mr. Gaut did not serve as a Chief Executive Officer during any portion of 2023 and was not an NEO for such year. For 2021, Mr. Lux is included as part of the "Non-PEO NEOs," as he did not serve as Chief Executive Officer during any portion of 2021.

(8) Amounts previously reported as the Summary Compensation Table Total and Compensation Actually Paid for 2022 in our 2022 proxy statement contained an inadvertent mathematical error, which has been corrected herein.

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in "Executive Compensation" above, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those measures are not presented in the Pay Versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance and, therefore, does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table. The following charts set forth the relationship between compensation actually paid and the Company's cumulative TSR and between compensation actually paid and the Company's net income.


Compensation Actually Paid Versus TSR
$10,000,000
$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
Compensation Actually Paid
$300
$250
$200
$150
$100
$50
$-
Cumulative TSR
FY 2021
FY 2022
FY 2023
Mr. Gaut CAP
Mr. Lux CAP
Average Non-PEO NEO CAP
FET Cumulative TSR


Compensation Actually Paid Versus Net Income
$10,000,000
$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$-
Compensation Actually Paid
$10,000
$-
$(10,000)
$(20,000)
$(30,000)
$(40,000)
$(50,000)
$(60,000)
$(70,000)
$(80,000)
$(90,000)
Net Income ($ in '000s)
FY 2021
FY 2022
FY 2023
Mr. Gaut CAP
Mr. Lux CAP
Average Non-PEO NEO CAP
Net Income

PROPOSAL 3: APPROVAL OF AMENDMENT TO SECOND AMENDED AND RESTATED 2016 STOCK AND INCENTIVE PLAN

On February 16, 2024, our board of directors unanimously adopted a resolution to submit to a vote of our stockholders the Second Amendment (the "Plan Amendment") to the Second Amended and Restated 2016 Stock and Incentive Plan (as amended by the First Amendment thereto, the "2016 Plan"). The 2016 Plan, as proposed to be amended by the Second Amendment (the "Amended 2016 Plan") is set forth in Appendix B to this proxy statement. The 2016 Plan was most recently amended and approved by stockholders at the 2022 annual meeting to authorize for grant an additional 400,000 shares. Our annual long-term incentive program is a key tool for attracting and retaining top executive talent. The Second Amendment replenishes the pool of shares of our common stock available for issuance by authorizing an additional 800,000 shares.

Vote Required and Board Recommendation

If a quorum is present at the annual meeting, approval of this proposal requires the affirmative vote of at least a majority of the votes cast on the matter. If stockholders do not approve the Plan Amendment, FET will continue to have the authority to grant awards under the 2016 Plan until the existing pool of shares is depleted. **Your board of directors unanimously recommends a vote "FOR" approval of the Plan Amendment, taking into account the following:**

- FET believes that its employees and directors are among the best in the industry and that equity-based compensation is critical to their recruitment and retention.
- The Compensation and Human Capital Committee believes that awards under the Amended 2016 Plan are a strategically favorable means of assuring employee, director and consultant alignment with stockholders.
- FET believes that awards under the Amended 2016 Plan support our "pay for performance" philosophy and motivate employees, directors and consultants both to achieve short-term business goals and to enhance long-term stockholder value.

Important Considerations

Amended 2016 Plan Best Practices

The Amended 2016 Plan includes a number of governance best practices, including the following features:

- **Individual Grant Limitations**: The maximum shares that may be subject to awards denominated in shares of common stock per individual in each year is 200,000 and, for awards denominated in cash, the maximum annual value per individual on the date of grant is $20,000,000. Additionally, no individual may receive during any year options or stock appreciation rights that are exercisable for more than 200,000 shares.
- **Director Compensation Limit**: The total grant date value of equity awards and cash compensation granted under the Amended 2016 Plan or otherwise to non-employee directors is limited to $950,000 per year.
- **Prohibition on Liberal Share Recycling**: The Amended 2016 Plan prohibits liberal share recycling for all awards.
- **No Payment of Dividends and Dividend Equivalents on Unvested Awards**: No dividends or dividend equivalents may be paid on any awards under the Amended 2016 Plan prior to the vesting of such award.
- **Minimum Vesting Requirement**: Awards under the Amended 2016 Plan payable in shares of common stock are subject to a minimum restricted period or vesting period of one year, provided that 5% of shares available for awards are not subject to such minimum vesting or restriction period.
- **Prohibition on Repricing**: The exercise price of an option or stock appreciation right may not be reduced nor may an option or stock appreciation right be exchanged for cash, an option or stock appreciation right with a lower exercise price or a new award without prior stockholder approval.

- **Exercise Price and Term Limitations**: Stock options and stock appreciation rights may not have an exercise price less than fair market value on the date of grant and may not have an exercise period in excess of 10 years.
- **Double-Trigger Vesting**: The Amended 2016 Plan does not provide for automatic single-trigger vesting upon a change in control; rather, the Amended 2016 Plan provides for double trigger vesting such that awards accelerate only if a participant is involuntarily terminated without cause or terminates with good reason within two years after a change in control.
- **Clawback Policy**: Awards to executive officers under the Amended 2016 Plan are subject to a recoupment or clawback feature that is tied to a financial restatement resulting from fraud or willful misconduct as well as to clawback pursuant to the terms of FET's Rule 10D-1 clawback policy.
- **Stock Ownership Requirements**: Awards under the Amended 2016 Plan are subject to FET's Stock Ownership Requirements Policy.

Historical Grant Practices

The following is a summary of all awards granted and performance-based awards earned over the last three fiscal years (excluding all cash-denominated and cash-settled performance-based awards). No stock options or stock appreciation rights were granted during the last three fiscal years.

Fiscal Year	Weighted Average Common Stock Outstanding	Restricted Stock and RSUs Granted [(1)]	Performance Awards Earned	Performance Awards Granted
2023	10,212,739	86,912	33,704	86,912
2022	5,746,566	134,196	11,272	101,111
2021	5,643,365	247,678	132	—

(1) The 2022 grants include awards settled in cash and contingent upon satisfaction of specified performance measures.

As of March 15, 2024, 59,376 shares remained available for issuance pursuant to awards that could be granted under the 2016 Plan after that date. We had 10,194 vested and unvested stock options outstanding with a weighted average exercise price of $273.86 and a weighted average remaining term of 2.40 years, and 556,461 outstanding full value awards granted under the 2016 Plan scheduled to be settled in stock (including restricted stock, RSUs, and stock-settled phantom stock units and performance awards). As of such date, we also had 39,000 shares subject to outstanding inducement awards of RSUs granted in January 2024 outside the 2016 Plan. In addition, as of March 15, 2024, 12,283,670 shares of our common stock were outstanding, and the closing price of our common stock was $18.20. We do not have any convertible equity or warrants outstanding. All share numbers that appear in this proposal reflect the 1-for-20 reverse stock split that was completed on November 9, 2020.

Summary of the Amended 2016 Plan

The following summary of the Amended 2016 Plan is qualified by reference to the full text thereof, which is attached as Appendix B to this proxy statement.

Shares Reserve

The aggregate number of shares of common stock reserved for awards under the Amended 2016 Plan is 1,555,701 shares. To the extent that an award is forfeited, cancelled, settled in cash, expires unexercised, lapses or the rights of a holder otherwise terminate, shares of common stock subject to such award will again become available for awards under the Amended 2016 Plan. Notwithstanding the forgoing, shares of common stock surrendered in payment of the exercise price or purchase price of an award, shares withheld for payment of applicable taxes associated with awards, and shares reacquired in the open market and otherwise using the proceeds of the exercise of options will not again be available for awards under the Amended 2016 Plan.

Award Limitations

Awards under the Amended 2016 Plan are subject to the following maximum limitations:

- No participant may receive in any one calendar year awards denominated in shares with respect to more than 200,000 shares of common stock.
- No participant may receive in any one calendar year options or stock appreciation rights with respect to more than 200,000 shares of common stock.
- No participant may be granted in any one calendar year cash awards having a grant date value in excess of $20,000,000.
- Any payment pursuant to a performance award will be paid no later than 10 years after the grant date of such award.
- No non-employee director may be granted, in any one calendar year, awards (valued as of the date of grant) and cash compensation granted under the Amended 2016 Plan or otherwise having an aggregate value in excess of $950,000.

Minimum Vesting Restrictions

Except for awards under the Amended 2016 Plan that are payable solely in cash, all awards under the Amended 2016 Plan are subject to a minimum vesting period of one year from the date of grant. Notwithstanding the forgoing, the one-year minimum vesting provisions do not apply to 5% of the total shares available for awards under the Amended 2016 Plan.

Stock Ownership Policy

Awards under the Amended 2016 Plan are subject to FET's Stock Ownership Requirements Policy, as described under "Executive and Director Stock Ownership Requirements" on page 17. The Stock Ownership Requirements Policy requires that our Chief Executive Officer maintain a level of ownership that is greater than or equal to five times his or her annual base salary. In addition, the Stock Ownership Requirements Policy includes similar holding requirements for our executive officers and directors, although at lower multiples of annual salary or retainer. Due to the significant share ownership requirements under the Stock Ownership Requirements Policy, we believe this policy is more effective at aligning the interests of our executive officers and our stockholders than imposing a minimum holding period on awards under the Amended 2016 Plan.

Eligibility

All employees and consultants of FET and its affiliates and all non-employee directors of FET are eligible for awards under the Amended 2016 Plan. As of March 15, 2024, our seven executive officers, seven non-executive directors, and approximately 1,575 other employees and consultants were eligible to receive awards under the Amended 2016 Plan.

Administration

The Amended 2016 Plan is administered by the Compensation and Human Capital Committee of FET's board of directors or any other committee that may be designated by the board of directors (the board of directors or such designated committee, as applicable, are referred to herein as the "Committee"). The Committee will select the employees, consultants and non-employee directors who will receive awards, determine the time that awards will be granted and the type and terms of awards to be granted, interpret and administer the Amended 2016 Plan, prescribe rules and regulations relating to the Amended 2016 Plan and to make all other determinations necessary or advisable for administering the Amended 2016 Plan. Our Chief Executive Officer may be delegated authority to administer the Amended 2016 Plan, including making awards thereunder, however, neither the board of directors nor the Committee may delegate to any person the authority to grant awards to, or take other action with respect to, participants who are subject to Section 16 of the Exchange Act.

Awards

Stock Options. Stock options are subject to such terms and conditions as may be established by the Committee and are not inconsistent with the Amended 2016 Plan. The option exercise price cannot be less than the fair market value per share of common stock on the date of grant, and stock options may not be exercised more than 10 years after the date of grant. Stock options granted to employees may be incentive stock options ("ISOs") under Section 422 of the Code, nonqualified stock options or a combination thereof. Only employees of FET or its parent and subsidiary corporations may be eligible for ISOs. The Committee may not reduce the exercise price of an outstanding option, exchange an option for cash, an option with a lower exercise price or a new award, or take any other action deemed to be a repricing under applicable New York Stock Exchange rules without stockholder approval.

Stock Appreciation Rights. The Committee may grant an award that is in the form of a stock appreciation right ("SAR"). SARs are the right to receive an amount of common stock or cash equal to the appreciation in value of a specified number of shares of common stock over a particular period of time. SARs are subject to such terms and conditions as may be established by the Committee and are not inconsistent with the Amended 2016 Plan. The SAR exercise price cannot be less than the fair market value per share of common stock on the date of grant, and SARs may not be exercised more than 10 years after the date of grant. The Committee may not reduce the exercise price of an outstanding SAR, exchange a SAR for cash, a SAR with a lower exercise price or a new award, or take any other action deemed to be a repricing under applicable New York Stock Exchange rules without stockholder approval.

Restricted Stock Award. The Committee may grant an award of common stock to participants subject to certain forfeiture restrictions. In addition to the minimum vesting requirements, such forfeiture restrictions may include (i) the attainment of one or more performance measures, (ii) the attainment of a specified employment term, (iii) the occurrence of an event or (iv) any combination of the above. The Committee has the sole discretion to determine forfeiture restrictions, which may vary among different participants and awards. Participants may receive dividends with respect to common stock subject to a restricted stock award and may vote such shares, but they may not sell, transfer, pledge, or otherwise dispose of the common stock until the forfeiture restrictions have lapsed. Notwithstanding the foregoing, no dividends may be paid to participants prior to the expiration of the forfeiture restrictions on the underlying shares of common stock. A participant is not required to make a payment for common stock received pursuant to a restricted stock award unless required by applicable law.

Restricted Stock Unit Award. The Committee may grant RSUs to participants, which may be payable in cash, shares of common stock or a combination thereof. RSUs will be subject to certain forfeiture restrictions. In addition to the minimum vesting requirements, such forfeiture restrictions may include (i) the attainment of one or more performance measures, (ii) the attainment of a specified employment term, (iii) the occurrence of an event or (iv) any combination of the above. The Committee has the sole discretion to determine forfeiture restrictions and it may vary the forfeiture restrictions for each award. In the Committee's discretion, cash dividend equivalents may be paid on restricted stock unit awards but the recipients of such awards will not otherwise be entitled to the privileges and rights of stockholders unless the award is denominated in common stock and until common stock is delivered to the participants. No dividend equivalents may be paid to participants prior to the expiration of the forfeiture restrictions on the underlying restricted stock units.

Bonus Stock Award. The Committee may grant participants unrestricted shares of common stock on such terms and conditions as the Committee shall determine. In its sole discretion, the Committee will determine the purchase price, if any, for common stock issued as a bonus stock award.

Performance Awards. A performance award is subject to the achievement of one or more performance measures over a performance period each as determined by the Committee. The Committee may grant a performance award consisting of any type of award or combination of awards. In its discretion, the Committee may adjust the amount of cash or shares payable pursuant to a performance award. A participant is not entitled to the privileges and rights of a stockholder for performance awards covering shares of common stock until such shares are delivered to the participant. The term "performance measures" means the measures established by the Committee that are to be achieved with respect to an award, which may be absolute, relative to one or more other companies, relative to one or more indices, or measured by reference to FET alone, an affiliate, an individual, a business unit of FET or an affiliate, or FET together with one or more of its affiliates.

Cash Award. The Committee may grant a performance award in cash. Any such cash award may be subject to performance measures as determined by the Committee.

Other Terms and Limitations

Transferability. Awards under the Amended 2016 Plan, other than ISOs, generally will not be transferable other than by will or the laws of descent and distribution, pursuant to a qualified domestic relations order or with the consent of the Committee. ISOs generally will not be transferable other than by will or the laws of descent and distribution and will be exercisable during the participant's lifetime only by such participant or the participant's guardian or legal representative.

Adjustments for Corporate Events. If FET recapitalizes, reclassifies its stock, or otherwise changes its capital structure, the number and class of shares of common stock or other property covered by an award shall be adjusted as if the grantee of such an award held the stock covered by the award immediately prior to the recapitalization, and the shares available for grant and share limits under the Amended 2016 Plan will also be adjusted to reflect the change.

In the event (i) of a merger, consolidation or reorganization, (ii) of a sale of substantially all of FET's assets, (iii) of liquidation of FET, (iv) of an acquisition by a person of more than 50% of FET's outstanding voting stock or (v) of a contested election where the members of FET's board of directors immediately prior to such contested election cease to constitute a majority of the board of directors, the Committee shall effect one or more of the following to prevent diminution or enlargement of the intended benefits under the Amended 2016 Plan: (a) accelerate the vesting and exercisability of awards; (b) require participants to surrender some or all of their outstanding awards in exchange for cash; or (c) make adjustments to the then outstanding awards (as well as shares available for grant under the Amended 2016 Plan and share-based Amended 2016 Plan limits) as the Committee deems appropriate to reflect the event, including adjusting the awards to include securities of the surviving or acquiring corporation or other property.

Change in Control. If a participant's employment with FET is terminated involuntarily by FET without cause by the participant for good reason within two years after a change in control of FET, then any award held by the participant at the time of termination that is not a performance award will become fully vested and exercisable and any such award that is a performance award shall become vested and deemed to be earned at the target level.

Clawback. Awards to our executive officers under the Amended 2016 Plan are subject to recoupment or clawback in the event of a financial restatement by FET to the extent that the Committee determines, in its discretion, that such restatement is a result of fraud or willful misconduct. Awards under the Amended 2016 Plan are also subject to FET's Rule 10D-1 clawback policy adopted in 2023 as described under "Corporate Governance—Clawback Policies" above. FET may adopt additional clawback policies and procedures, including those with retroactive effect.

Amendment and Termination. Our board of directors may terminate the Amended 2016 Plan at any time with respect to shares of common stock that have not been granted under the Amended 2016 Plan and may alter or amend the Amended 2016 Plan from time to time provided that no change in the Amended 2016 Plan materially impairs a participant's rights with respect to awards previously granted without the participant's consent. No amendment or alteration will be effective prior to stockholder approval to the extent the board of directors determines such approval is required by applicable laws, regulations or exchange requirements. Notwithstanding the foregoing, no award will be made under the Amended 2016 Plan after May 12, 2030.

Awards Granted Under the 2016 Plan and New Plan Benefits Under the Amended 2016 Plan

Awards Granted Under the 2016 Plan

No awards made under the Amended 2016 Plan prior to the date of annual meeting were granted subject to stockholder approval of this Proposal 3. The following table sets forth information with respect to outstanding stock options and SARs that have been granted to the NEOs and the specified groups set forth below under the 2016 Plan as of March 15, 2024.

Name and Principal Position	Stock Options
Neal A. Lux President and Chief Executive Officer	—
D. Lyle Williams EVP and Chief Financial Officer	4,609
John C. Ivascu EVP, General Counsel, Chief Compliance Officer and Corporate Secretary	355
All executive officers as a group (7 persons)	9,819
All non-executive directors as a group (7 persons)	—
All employees (other than executive officers) as a group (1,568 persons)	375

New Plan Benefits Under the Amended 2016 Plan

Future awards to our officers and other employees under the Amended 2016 Plan will be made in accordance with future decisions of the Committee following the general guidelines of the Amended 2016 Plan. As a result, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future. Although not necessarily indicative of future grants that may be made under the Amended 2016 Plan, please see the "2023 Long-Term Incentives" section above with respect to awards under the 2016 Plan to our NEOs in 2023.

Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to us and the participants who receive awards under the Amended 2016 Plan based on the federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, or other tax laws other than U.S. federal income tax law. Because individual circumstances may vary, we recommend that all participants to consult their own tax advisor concerning the tax implications of awards granted under the Amended 2016 Plan.

Options

The Code provides that a participant receiving a nonqualified option ordinarily does not realize taxable income upon the grant of the option. A participant does, however, realize compensation income taxed at ordinary income tax rates upon the exercise of a nonqualified option to the extent that the fair market value of the common stock on the date of exercise exceeds the option price. When the participant sells the shares acquired pursuant to a nonqualified option, any gain or loss will be short-term or long-term capital gain or loss. For nonqualified options, FET is generally entitled to a federal income tax deduction in an amount equal to the ordinary income realized by the participant at the time of exercise.

The grant of an ISO does not result in taxable income to a participant. The exercise of an ISO also does not result in taxable income, provided that the circumstances satisfy the requirements in the Code. However, the exercise of an ISO may give rise to alternative minimum tax liability for the participant. In addition, if the participant does not dispose of the common

stock acquired upon exercise of an ISO during the statutory holding period, then any gain or loss upon subsequent sale of the common stock will be a long-term capital gain or loss. The statutory holding period lasts until the later of two years from the date the ISO is granted or one year from the date the common stock is transferred to the participant pursuant to the exercise of the ISO. If these statutory holding requirements are not satisfied (a "disqualifying disposition"), then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the participant. Any gain in excess of that amount is capital gain, while any loss recognized will be a capital loss.

If the statutory holding period requirements for an ISO are satisfied, FET may not claim any federal income tax deduction upon either the exercise of the ISO or the subsequent sale of the common stock received upon exercise. If there is a disqualifying disposition, then FET is generally entitled to a federal income tax deduction in the amount of ordinary income recognized by the participant.

Restricted Stock and Bonus Stock

A participant acquiring a restricted stock award or a bonus stock award will generally recognize ordinary income equal to the fair market value of the shares on the vesting date of the restricted stock or the grant date of bonus stock, less the amount paid, if any, by the participant. Under Section 83(b) of the Code, a participant may elect to include in ordinary income at the time restricted stock is first issued, the excess of the fair market value of the stock at the time of issuance over the amount paid, if any, by the participant. In this event, any subsequent change in the value of the shares will be recognized for tax purposes as capital gain or loss upon disposition of the shares. Absent a Section 83(b) election, any cash dividends or other distributions paid with respect to the restricted stock will be included in the participant's ordinary income as compensation at the time of receipt and subsequent appreciation or depreciation will be recognized as capital gain or loss. FET will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount that a participant recognizes ordinary income from restricted stock or bonus stock awards under the Amended 2016 Plan.

Stock Appreciation Rights and Restricted Stock Units

Generally, a participant will not recognize any taxable income upon the award of SAR or restricted stock unit. At the time the participant receives the payment for the SAR or the restricted stock unit, the fair market value of shares of common stock or the amount of any cash received in payment for such awards generally is taxable compensation to the participant as ordinary income. FET will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount that a participant recognizes ordinary income from SARs or restricted stock units under the Amended 2016 Plan.

Performance Awards and Cash Awards

A participant will generally not recognize any taxable income upon the grant of performance awards or cash awards. Upon settlement of such awards, participants normally will recognize ordinary income in the year of receipt equal to the amount of cash and the fair market value of any common stock received. FET will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount that a participant recognizes ordinary income from performance awards or cash awards under the Amended 2016 Plan.

Certain Tax Code Limitations on Deductibility

Section 162(m) of the Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1,000,000 in any taxable year after 2017 to any individual who, in 2017 or later, is a company's principal executive officer, principal financial officer or any of a company's three other most highly compensated executive officers (other than the principal executive officer or the principal financial officer).

The exercisability of an option or SAR, the elimination of restrictions on restricted stock, or the payment of bonus stock awards, performance awards or RSUs, may be accelerated as a result of a change in control. If any of the foregoing occurs, and the total parachute payments to the participant are not sufficiently reduced under terms of the Amended 2016 Plan, an excess parachute payment under the Code could result, triggering a 20% excise tax (in addition to income tax otherwise owed) payable by the participant. FET will not be entitled to a deduction for that portion of any "parachute payment" that is subject to the excise tax.

Section 409A

Section 409A to the Code generally provides that any deferred compensation arrangement which does not meet specific requirements regarding timing of payouts, advance election of deferrals and restrictions on acceleration of payouts results in immediate taxation of any amounts deferred to the extent not subject to a substantial risk of forfeiture. In addition, tax on the amounts included in income as a result of not complying with Section 409A are increased by an interest component as specified by statute, and the amounts included in income are also subject to a 20% excise tax. FET intends that any awards granted under the Amended 2016 Plan be exempt from or satisfy the requirements of Section 409A to avoid the imposition of excise tax thereunder.

PROPOSAL 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP ("Deloitte & Touche") has been appointed by the Audit Committee as the independent registered public accounting firm for us and our subsidiaries for the year ending December 31, 2024. This appointment is being presented to the stockholders for ratification. Deloitte & Touche has been the independent registered public accounting firm for the Company since 2019. Representatives of Deloitte & Touche are expected to be present at the annual meeting and will be provided an opportunity to make a statement if they desire to do so and to respond to appropriate questions from stockholders.

Vote Required and Board Recommendation

If a quorum is present at the annual meeting, the ratification of the appointment of Deloitte & Touche requires the affirmative vote of at least a majority of the votes cast on the matter. **Your board of directors recommends a vote "FOR" such ratification.**

If the stockholders fail to ratify the appointment of Deloitte & Touche as our independent registered public accounting firm, it is not anticipated that Deloitte & Touche will be replaced in 2024. Such lack of approval will, however, be considered by the Audit Committee in selecting our independent registered public accounting firm for 2025. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by Deloitte & Touche in 2023 and 2022.

(In thousands)	2023	2022
Audit Fees (1)	$3,234	$2,675
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees (2)	2	2
Total	$3,236	$2,677

(1) Audit Fees consisted of fees for audit services, which related to the consolidated audit, quarterly reviews, registration statements, comfort letters, statutory and subsidiary audits and services normally provided by the independent registered public accountant in connection with statutory and regulatory filings.

(2) All Other Fees consisted of accounting research tool subscription fees.

The Audit Committee preapproves all audit, review or attest engagements and permissible non-audit services to be performed by our independent registered public accounting firm, subject to, and in compliance with, the de minimis exception for non-audit services described in applicable provisions of the Exchange Act and applicable SEC rules. All services provided by Deloitte & Touche in 2023 were preapproved by the Audit Committee.

AUDIT COMMITTEE REPORT

The Audit Committee currently consists of Ms. Evelyn M. Angelle (Chairperson), and Messrs. John A. Carrig and Paul E. Rowsey III. Mr. John Schmitz served on the Audit Committee from August 2011 until his retirement from the board of directors in March 2023. The Audit Committee's purpose is to assist the board of directors in overseeing (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the qualifications, independence and performance of our independent auditors and (4) the effectiveness and performance of our internal audit function. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us. The board of directors has determined that the members of the Audit Committee are independent under applicable provisions of the Exchange Act and NYSE listing standards.

Our management is responsible for preparing our financial statements, and the independent auditors are responsible for auditing those financial statements and the effectiveness of the Company's internal controls over financial reporting, and issuing a report thereon. Accordingly, the Audit Committee's responsibility is one of oversight. In this context, the Audit Committee discussed with Deloitte & Touche LLP, our independent registered public accounting firm for fiscal year 2023, the matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board and the SEC. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process. The Audit Committee also discussed with Deloitte & Touche LLP its independence from us and received from Deloitte & Touche LLP the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Audit Committee concerning independence. This discussion and disclosure informed the Audit Committee of the independence of Deloitte & Touche LLP and assisted the Audit Committee in evaluating such independence. The Audit Committee also considered whether the provision of services by Deloitte & Touche LLP not related to the audit of our financial statements and to the review of our interim financial statements is compatible with maintaining the independence of Deloitte & Touche LLP. In determining whether to reappoint Deloitte & Touche LLP as the Company's independent auditor, the Audit Committee took into consideration a number of other factors, including the length of time the firm has been engaged, the firm's capability and expertise in handling the breadth and complexity of the Company's global operations, including the expertise and capability of the Lead Audit Partner, historical and recent performance, including the extent and quality of Deloitte & Touche LLP's communications with the Audit Committee, data related to audit quality and performance, including recent Public Company Accounting Oversight Board inspection reports on the firm, and the appropriateness of Deloitte & Touche LLP's fees, both on an absolute basis and as compared with the Company's peers.

Finally, the Audit Committee reviewed and discussed our audited financial statements with our management, our internal auditors and Deloitte & Touche LLP. The Audit Committee discussed with, and received regular status reports from, the Company's Chief Financial Officer, Vice President - Internal Audit and Deloitte & Touche LLP on the overall scope and plans for their audits of the Company, including their scope and plans for evaluating the effectiveness of internal control over financial reporting. In addition, the Audit Committee meets with the Chief Financial Officer, Vice President - Internal Audit and Deloitte & Touche LLP, with and without management present, to discuss the results of their respective audits, in addition to private meetings with the General Counsel and Chief Compliance Officer. Our management informed the Audit Committee that our audited financial statements had been prepared in accordance with accounting principles generally accepted in the United States. Based on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit Committee, the Audit Committee recommended to the board of directors, and the board of directors has approved, that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023.

Respectfully submitted,

Evelyn M. Angelle, *Chairperson*
John C. Carrig
Paul E. Rowsey III

ADDITIONAL INFORMATION

Stockholder Proposals for the 2025 Annual Meeting

To be included in the proxy materials for the 2025 Annual Meeting of Stockholders, stockholder proposals that are submitted for presentation at that annual meeting and are otherwise eligible for inclusion in the proxy statement must be received by us no later than November 27, 2024. Proxies granted in connection with that annual meeting may confer discretionary authority to vote on any stockholder proposal if notice of the proposal is not received by us in accordance with the advance notice requirements of our bylaws discussed below. It is suggested that proponents submit their proposals by certified mail, return receipt requested. No stockholder proposals have been received for inclusion in this proxy statement.

Our bylaws provide the manner in which stockholders may give notice of business and director nominations to be brought before an annual meeting (which includes the information required under Rule 14a-19 of the Exchange Act). In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to our Secretary at our principal executive offices no later than close of business on the 90th day prior to the anniversary of the prior year's annual meeting date but not earlier than the 120th day prior to such anniversary date. Accordingly, for the 2025 Annual Meeting of stockholders, notice will have to be delivered to our Secretary at our principal offices no earlier than January 10, 2025 or later than February 9, 2025. If, however, the scheduled annual meeting date is more than 30 days before or more than 70 days after the first anniversary of the prior year's annual meeting date, then notice of an item to be brought before the annual meeting will be timely if it is so delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the date of such annual meeting or the 10th day following the day on which public announcement of the date of such meeting was first made. The notice must set forth the information required by the provisions of our bylaws dealing with stockholder proposals and nominations of directors.

All notices should be directed to John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

Discretionary Voting of Proxies on Other Matters

Management does not intend to bring before the annual meeting any matters other than those disclosed in the notice of annual meeting of stockholders attached to this proxy statement, and it does not know of any business that persons other than management intend to present at the meeting. If any other matters are properly presented at the annual meeting for action, the persons named in the enclosed form of proxy and acting thereunder generally will have discretion to vote on those matters in accordance with their best judgment.

Annual Report on Form 10-K

Copies of our annual report on Form 10-K for the year ended December 31, 2023, as filed with the SEC, are available without charge to stockholders upon request to D. Lyle Williams, Executive Vice President and Chief Financial Officer, Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064.

Householding

The SEC permits a single copy of the Notice or proxy materials to be sent to any household at which two or more stockholders reside if they appear to be members of the same family. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding.

As a result, if you hold your shares through a broker and you reside at an address at which two or more stockholders reside, you will likely be receiving only one copy of the Notice or proxy materials unless any stockholder at that address has given the broker contrary instructions. If any such beneficial stockholder residing at such an address, however, wishes to receive a separate copy of the Notice or proxy materials in the future, or if any such beneficial stockholder that elected to continue to receive separate copies of the Notice wishes to receive a single copy of the Notice or proxy materials in the future, that stockholder should contact their broker or send a request to John C. Ivascu, Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, Forum Energy Technologies, Inc., 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064, telephone number (713) 351-7900. We will promptly deliver, upon written or oral request to the corporate secretary, a separate copy of the Notice or proxy materials to a beneficial stockholder at a shared address to which a single copy of the Notice or proxy materials was delivered.

APPENDIX A
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION

(in millions)	For the year ended December 31, 2023	For the year ended December 31, 2022
Net income (loss) attributable to common stockholders	$ (18.9)	$ 3.7
Interest expense	18.3	31.5
Depreciation and amortization	34.7	37.1
Income tax expense	11.1	6.6
EBITDA as reported	**45.2**	**78.9**
% of revenue	*6.1 %*	*11.3 %*
Restructuring, transaction and other costs	3.1	8.9
Inventory and other working capital adjustments	(0.5)	(2.7)
Transaction expense	3.9	—
Gain on sale-leaseback transactions	—	(7.0)
Stock-based compensation expense	4.6	4.0
Loss (gain) on foreign exchange, net	10.8	(23.4)
EBITDA as adjusted [1]	**$ 67.1**	**$ 58.7**
% of revenue	*9.1 %*	*8.4 %*
Free cash flow, before acquisitions, reconciliation		
Net cash provided by (used in) operating activities	$ 8.2	$ (17.1)
Capital expenditures for property and equipment	(7.9)	(7.5)
Proceeds from sale-leaseback transactions	—	32.1
Proceeds from sale of property and equipment	1.3	3.0
Free cash flow, before acquisitions [2]	**$ 1.6**	**$ 10.5**

(1) The Company believes that the presentation of EBITDA and adjusted EBITDA are useful to the Company's investors because the Company believes EBITDA is an appropriate measure of evaluating the Company's operating performance and liquidity that reflects the resources available for strategic opportunities including, among others, investing in the business, strengthening the balance sheet, repurchasing the Company's securities and making strategic acquisitions. In addition, EBITDA and adjusted EBITDA are widely used benchmarks in the investment community.

(2) The Company believes free cash flow, before acquisitions is an important measure because it encompasses both profitability and capital management in evaluating results.

APPENDIX B

FORUM ENERGY TECHNOLOGIES, INC.
2016 SECOND AMENDED AND RESTATED STOCK AND INCENTIVE PLAN

(As Established Effective as of May 12, 2020)

(As proposed to be amended)

I. PURPOSE OF THE PLAN

The purpose of the **FORUM ENERGY TECHNOLOGIES, INC. 2016 STOCK AND INCENTIVE PLAN** (the "***Plan***") is to provide a means through which FORUM ENERGY TECHNOLOGIES, INC., a Delaware corporation (the "***Company***"), and its Affiliates may attract able persons to serve as Directors or Consultants or to enter the employ of the Company and its Affiliates and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the Company and its Affiliates rest, and whose present and potential contributions to the Company and its Affiliates are of importance, can acquire and maintain stock ownership and receive cash awards, thereby strengthening their concern for the long-term welfare of the Company and its Affiliates. A further purpose of the Plan is to provide such individuals with additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its Affiliates over the long term. Accordingly, the Plan provides for granting Options, Stock Appreciation Rights, Restricted Stock Awards, Performance Awards, Restricted Stock Unit Awards, Bonus Stock Awards, Cash Awards or any combination of the foregoing, as is best suited to the circumstances of the particular Employee, Consultant, or Director as provided herein.

II. DEFINITIONS

The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

(a) "***Affiliate***" means any corporation, partnership, limited liability company or partnership, association, trust, or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.

(b) "***Award***" means, individually or collectively, any Option, Stock Appreciation Right, Restricted Stock Award, Performance Award, Restricted Stock Unit Award, Bonus Stock Award or Cash Award.

(c) "***Board***" means the Board of Directors of the Company.

(d) "***Bonus Stock Award***" means an Award granted under Paragraph XI of the Plan.

(e) "***Cash Award***" means a Performance Award denominated in cash.

(f) "***Cause***" shall mean a determination by the Company that the Participant (i) has engaged in gross negligence or willful misconduct in the performance of the Participant's duties with respect to the Company or any of its Affiliates, (ii) has materially breached any provision of any written agreement or corporate policy or code of conduct established by the Company or any of its Affiliates, (iii) has willfully engaged in conduct that is materially injurious to the Company or any of its Affiliates, or (iv) has been convicted of, pleaded no contest to or received adjudicated probation or deferred adjudication in connection with a felony involving fraud, dishonesty or moral turpitude (or a crime of similar import in a foreign jurisdiction).

(g) "***Change in Control***" shall have the meaning assigned to such term in Exhibit A to the Plan.

(h) "***Code***" means the Internal Revenue Code of 1986, as amended from time to time, together with rules, regulations and interpretations promulgated thereunder. Reference in the Plan to any Section of the Code shall be deemed to include any amendments or successor provisions to such Section and any regulations under such Section.

(i) "***Committee***" means the Compensation Committee of the Board, unless and until the Board designates a different committee to serve as the administrator of the Plan under Paragraph IV(a).

(j) "***Common Stock***" means the common stock, par value $.01 per share, of the Company, or any security into which such common stock may be changed by reason of any transaction or event of the type described in Paragraph XII.

(k) "***Company***" means Forum Energy Technologies, Inc., a Delaware corporation.

(l) "***Consultant***" means any person who is not an Employee or a Director and who is providing advisory or consulting services to the Company or any Affiliate.

(m) "***Corporate Change***" shall have the meaning assigned to such term in Paragraph XII(c) of the Plan.

(n) "***Director***" means an individual who is a non-employee member of the Board.

(o) "***Effective Date***" has the meaning set forth in Paragraph III of the Plan.

(p) "***Employee***" means any person in an employment relationship with the Company or any Affiliate.

(q) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

(r) "***Fair Market Value***" means, as of any specified date, the closing price of the Common Stock, if the Common Stock is listed on a national stock exchange registered under Section 6(a) of the Exchange Act, reported on the stock exchange composite tape on that date (or such other reporting service approved by the Committee); or, if no closing price is reported on that date, on the last preceding date on which such closing price of the Common Stock is so reported. If the Common Stock is traded over the counter at the time a determination of its fair market value is required to be made hereunder, its fair market value shall be deemed to be equal to the average between the reported high and low or closing bid and asked prices of Common Stock on the most recent date on which Common Stock was publicly traded. In the event Common Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its fair market value shall be made by the Committee in such manner as it deemed appropriate and as is consistent with the requirements of Section 409A of the Code.

(s) "***Forfeiture Restrictions***" shall have the meaning assigned to such term in Paragraph VIII with respect to Restricted Stock or Paragraph X with respect to Restricted Stock Units, as applicable.

(t) "***Good Reason***" shall have the meaning assigned to such term in the applicable Award agreement, or, if the Award agreement does not define Good Reason, Good Reason shall mean the occurrence of any of the following events without the Participant's consent: (i) a material reduction in the Participant's base rate of compensation from that in effect prior to the Change in Control, (ii) a material diminution in the Participant's authority, duties or responsibilities from those in effect prior to the Change in Control or (iii) the involuntary relocation of the geographic location of the Participant's principal place of employment by more than 75 miles from the location of the Participant's principal place of employment prior to the Change in Control. Notwithstanding the foregoing, any assertion by a Participant of a termination of employment for Good Reason shall not be effective unless: (x) the Participant provides written notice to the Company of such condition within 45 days of the initial existence of the

condition; (y) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by the Company; and (z) the date of the Participant's termination of employment must occur within 90 days after the initial existence of the condition specified in such notice.

(u) "***Incentive Stock Option***" means an incentive stock option within the meaning of Section 422 of the Code.

(v) "***Minimum Restrictions***" shall have the meaning assigned to such term in Paragraph V(a) of the Plan.

(w) "***Nonqualified Stock Option***" means an Option that is not intended to comply with the requirements set forth in Section 422 of the Code.

(x) "***Option***" means an Award granted under Paragraph VII of the Plan and includes both Incentive Stock Options and Nonqualified Stock Options.

(y) "***Option Agreement***" means a written agreement between the Company and a Participant with respect to an Option.

(z) "***Participant***" means an Employee, Consultant, or Director who has been granted an Award.

(aa) "***Performance Award***" means an Award granted under Paragraph IX of the Plan.

(bb) "***Performance Award Agreement***" means a written agreement between the Company and a Participant with respect to a Performance Award.

(cc) "***Performance Measure***" means one or more performance measures established by the Committee that are based on (i) the price of a share of Common Stock, (ii) earnings per share, (iii) market share, (iv) sales, (v) operating income or operating income margin, (vi) net income or net income margin (before or after taxes), (vii) cash flow or return on investment, (viii) the earnings or earnings margin before or after interest, taxes, depreciation, and/or amortization, (ix) the economic value added, (x) the return on capital, assets, or stockholders' equity, (xi) the total stockholders' return, (xii) working capital efficiency, (xiii) safety performance, (xiv) after-tax operating income, (xv) capital efficiency, (xvi) cash from operations, (xvii) cost ratios, (xviii) cost reductions, (xix) customer growth, (xx) debt reduction, (xxi) earnings per share growth, (xxii) increase in cash flow, (xxiii) increase in cash flow return, (xxiv) increased revenue, (xxv) internal rate of return, (xxvi) net cash flow, (xxvii) net cash flow before financing activities, (xxviii) net income per share, (xxix) proceeds from dispositions, (xxx) project completion time and budget goals, (xxxi) return on equity, (xxxii) return on net assets, (xxxiii) return on capital compared to cost of capital, (xxxiv) return on capital employed, (xxxv) return on invested capital, (xxxvi) revenue ratios, (xxxvii) shareholder value, (xxxviii) total market value, (xxxix) such other criteria as determined by the Committee or (xl) any combination of the foregoing. The performance measures described in the preceding sentence may be absolute, relative to one or more other companies, relative to one or more indices, or measured by reference to the Company alone, an Affiliate, an individual, a business unit of the Company or an Affiliate, or the Company together with one or more of its Affiliates. Unless otherwise stated, such Performance Measures need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). The Committee may provide that any evaluation of performance may include or exclude any of the following events that occurs during a performance period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary items as described in FASB ASC Topic No. 360 and/or nonrecurring, unusual or special items as described in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders, Form 10-K or Form 10-Q for the applicable period, (f) acquisitions or divestitures, (g) foreign exchange gains and losses, (h) regulatory requirements, (i) settlement of hedging activities, and (j) other specified significant extraordinary items or events.

(dd) "***Plan***" means the Forum Energy Technologies, Inc. 2016 Stock and Incentive Plan, effective as of May 17, 2016 and as thereafter amended and restated.

(gg) "***Required Delay Period***" shall have the meaning assigned to such term in Paragraph XV(c) of the Plan

(hh) "***Restricted Stock Agreement***" means a written agreement between the Company and a Participant with respect to a Restricted Stock Award.

(ii) "***Restricted Stock Award***" means an Award granted under Paragraph VIII of the Plan.

(jj) "***Restricted Stock Unit***" means a unit evidencing the right to receive in specified circumstances one share of Common Stock or in the sole discretion of the Committee, an equivalent value in cash that is restricted or subject to forfeiture provisions.

(kk) "***Restricted Stock Unit Award***" means an Award granted under Paragraph X of the Plan.

(ll) "***Restricted Stock Unit Award Agreement***" means a written agreement between the Company and a Participant with respect to a Restricted Stock Unit Award.

(mm) "***Rule 16b-3***" means Securities Exchange Commission Rule 16b-3 promulgated under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation, or statute fulfilling the same or a similar function.

(nn) "***Stock Appreciation Right***" means a right to acquire, upon exercise of the right, Common Stock and/or, in the sole discretion of the Committee, cash having an aggregate value equal to the then excess of the Fair Market Value of the shares with respect to which the right is exercised over the exercise price therefor. The Committee shall retain final authority to determine whether a Participant shall be permitted, and to approve an election by a Participant, to receive cash in full or partial settlement of a Stock Appreciation Right.

(oo) "***Stock Appreciation Right Agreement***" means a written agreement between the Company and Participant with respect to a Stock Appreciation Right.

III. EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan as amended and restated herein will be submitted to the stockholders of the Company for approval at the 2020 annual meeting of the stockholders and, if approved, shall be effective as of the date of such approval (the "***Effective Date***"). If the stockholders of the Company should fail to so approve the Plan at such meeting, the Plan as amended and restated herein shall terminate and cease to be of any further force or effect, and all grants of Awards hereunder, if any, shall be null and void, and the Plan as in effect immediately prior to the amendment and restatement herein and prior to the stockholder vote shall remain in effect. No Award shall be made under the Plan 10 years or more after the Effective Date.

Subject to the provisions of Paragraph XIV, the Plan shall remain in effect until all Options and Stock Appreciation Rights granted under the Plan have been exercised or expired, all Restricted Stock Awards and Restricted Stock Unit Awards granted under the Plan have vested or been forfeited, and all Performance Awards, Bonus Stock Awards and Cash Awards have been satisfied or expired.

IV. ADMINISTRATION

(a) **Composition of Committee**. The Plan shall be administered by the Committee; *provided, however*, that (i) any and all members of the Committee shall satisfy any independence requirements prescribed by any stock exchange on which the Company lists its Common Stock; and (ii) Awards may be granted to individuals who are subject to Section 16(b) of the Exchange Act only if the Committee is comprised solely of two or more "Non-Employee Directors" as defined in Securities and Exchange Commission Rule 16b-3 (as amended from time to time, and any successor rule, regulation or statute fulfilling the same or similar function); *provided, however*, that if any such committee member is found not to have met the qualification requirements set forth in clause (ii) above,

any actions taken or Awards granted by such committee shall not be invalidated by such failure to so qualify. In the absence of the Board's appointment of a committee to administer the Plan, the Board shall serve as the Committee.

(b) **Powers**. Subject to the express provisions of the Plan, the Committee shall have authority, in its discretion, to (i) determine which Employees, Consultants, or Directors shall receive an Award, (ii) determine the time or times when such Award shall be made, the type of Award that shall be made, the number of shares to be subject to each Award or the value of each Award, and (iii) to accelerate the vesting or exercisability of an Award, eliminate or make less restrictive any restrictions contained in an Award or waive any restriction or other provision of the Plan or an Award. In making such determinations, the Committee shall take into account the nature of the services rendered by the respective Employees, Consultants, or Directors, their present and potential contribution to the Company's success, and such other factors as the Committee in its sole discretion shall deem relevant. No dividends or dividend equivalents with respect to any Award shall be payable prior to the vesting of such Award or prior to the expiration of the Forfeiture Restrictions applicable to such Award, and in the event an Award is forfeited, any dividends or dividend equivalents with respect to such Award shall also be forfeited.

(c) **Additional Powers**. The Committee shall have such additional powers as are delegated to it by the other provisions of the Plan. Subject to the express provisions of the Plan, this shall include the power to construe the Plan and the respective agreements executed hereunder, to prescribe rules and regulations relating to the Plan, to determine the terms, restrictions, and provisions of the agreement relating to each Award, including such terms, restrictions, and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any agreement relating to an Award in the manner and to the extent the Committee shall deem expedient to carry the Plan or any such agreement into effect. All determinations and decisions made by the Committee on the matters referred to in this Paragraph IV and in construing the provisions of the Plan shall be conclusive.

(d) **Delegation of Authority by the Committee**. Notwithstanding the preceding provisions of this Paragraph IV or any other provision of the Plan to the contrary, subject to the constraints of applicable law, the Committee may from time to time, in its sole discretion, delegate to the Chief Executive Officer of the Company the administration (or interpretation of any provision) of the Plan, and the right to grant Awards under the Plan, insofar as such administration (and interpretation) and power to grant Awards relates to any person who is not subject to Section 16 of the Exchange Act (including any successor Section to the same or similar effect). Any such delegation may be effective only so long as the Chief Executive Officer of the Company is a Director, and the Committee may revoke such delegation at any time. The Committee may put any conditions and restrictions on the powers that may be exercised by the Chief Executive Officer of the Company upon such delegation as the Committee determines in its sole discretion. In the event of any conflict in a determination or interpretation under the Plan as between the Committee and the Chief Executive Officer of the Company, the determination or interpretation, as applicable, of the Committee shall be conclusive.

V. SHARES SUBJECT TO THE PLAN; AWARD LIMITS; GRANT OF AWARDS

(a) **Shares Subject to the Plan and Award Limits**. Subject to adjustment in the same manner as provided in Paragraph XII with respect to shares of Common Stock subject to Options then outstanding, the aggregate maximum number of shares of Common Stock that may be issued under the Plan, and the aggregate maximum number of shares of Common Stock that may be issued under the Plan through Incentive Stock Options, shall not exceed ~~623,701~~ 1,555,701 shares. To the extent that an Award is forfeited, cancelled, settled in cash, expires unexercised, lapses or the rights of its holder otherwise terminate, any shares of Common Stock subject to such Award shall again be available for the grant of an Award under the Plan. Notwithstanding the forgoing, shares surrendered in payment of the exercise price or purchase price of an Award, shares withheld for payment of applicable employment taxes and/or withholding obligations associated with an Award, and shares reacquired in the open market or otherwise using the cash proceeds from the exercise of Options shall not again be available for the grant of an Award under the Plan. For the avoidance of doubt, with respect to Options and Stock Appreciation Rights that are settled in shares of Common Stock, the number of Options and Stock Appreciation Rights exercised shall be counted in full against the number of shares available for Awards under the Plan

regardless of the number of Common Shares issued upon settlement of Options and Stock Appreciation Rights. Notwithstanding any provision in the Plan to the contrary, the following limitations shall apply to all Awards made hereunder:

(i) the maximum number of shares of Common Stock that may be subject to Awards denominated in shares of Common Stock granted to any one individual during any calendar year may not exceed 200,000 shares of Common Stock;

(ii) no Participant may be granted during any calendar year Awards consisting of Options or Stock Appreciation Rights that are exercisable for more 200,000 shares of Common Stock;

(iii) no Participant may be granted during any calendar year Cash Awards having a value determined on the date of grant in excess of $20,000,000;

(iv) any payment due with respect to a Performance Award shall be paid no later than 10 years after the date of grant of such Performance Award; and

(v) Awards to Directors shall not be made in any year in which a sufficient number of shares of Common Stock are not available to make such Awards under the Plan, and no Director may be granted during any calendar year Awards under the Plan (valued as determined on the date of grant) and cash compensation granted under the Plan or otherwise having an aggregate value in excess of $950,000.

Subject to Paragraph XII hereof, any Award other than an Award that is payable solely in cash shall have a minimum restricted period or vesting period of one year from the date of grant (the "***Minimum Restrictions***"). The foregoing notwithstanding, 5% of the total number of shares of Common Stock that may be issued under the Plan shall not be subject to the Minimum Restrictions. Notwithstanding any provision of the Plan to the contrary, each share of Common Stock acquired under this Plan must be held and transferred in compliance with the Forum Energy Technologies, Inc. Stock Ownership Requirements Policy.

A Participant may be granted Awards in combination such that portions of the Award are subject to differing limitations set out in the clauses in this Paragraph V(a), in which event each portion of the combination Award is subject only to a single appropriate limitation in the clauses above. For example, if an Employee Participant is granted a Performance Award that is in part a stock-based Award and in part a Cash Award, then the stock-based awards shall only be subject to the limitation in clauses (i) and (ii) and the Cash Award shall be subject only to the limitation in clause (iii).

(b) **Stock Offered**. Subject to the limitations set forth in Paragraph V(a), the stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and outstanding and reacquired by the Company. Any of such shares which remain unissued and which are not subject to outstanding Awards at the termination of the Plan shall cease to be subject to the Plan but, until termination of the Plan, the Company shall at all times make available a sufficient number of shares to meet the requirements of the Plan. The shares of the Company's stock to be issued pursuant to any Award may be represented by physical stock certificates or may be uncertificated. Notwithstanding references in the Plan to certificates, the Company may deliver uncertificated shares of Common Stock in connection with any Award.

VI. ELIGIBILITY

Awards may be granted only to persons who, at the time of grant, are Employees, Consultants, or Directors. An Award may be granted on more than one occasion to the same person.

VII. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

(a) **Exercise Period**. The term of each Option and Stock Appreciation Right shall be as specified by the Committee at the date of grant, but in no event shall the term exceed 10 years.

(b) **Limitations on Exercise**. Subject to the Minimum Restrictions, Options and Stock Appreciation Rights shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(c) **Special Limitations on Incentive Stock Options**. An Incentive Stock Option may be granted only to an individual who is employed by the Company or any parent or subsidiary corporation (as defined in Section 424 of the Code) of the Company at the time the Option is granted. To the extent that the aggregate fair market value (determined at the time the respective Incentive Stock Option is granted) of stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company and its parent and subsidiary corporations exceeds $100,000, such Incentive Stock Options shall be treated as Nonqualified Stock Options. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury regulations, and other administrative pronouncements, which of a Participant's Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Participant of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an individual if, at the time the Option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the Code, unless (i) at the time such Option is granted, the option price is at least 110% of the Fair Market Value of the Common Stock subject to the Option and (ii) such Option by its terms is not exercisable after the expiration of five years from the date of grant. Except as otherwise provided in Sections 421 or 422 of the Code, an Incentive Stock Option shall not be transferable otherwise than by will or the laws of descent and distribution and shall be exercisable during the Participant's lifetime only by such Participant or the Participant's guardian or legal representative.

(d) **Option Agreement; Stock Appreciation Right Agreement**. Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the provisions of the Plan as the Committee from time to time shall approve, including, without limitation, provisions to qualify an Option as an Incentive Stock Option under Section 422 of the Code. Each Stock Appreciation Right shall be evidenced by a Stock Appreciation Right Agreement. Each Option Agreement and Stock Appreciation Right Agreement may specify the effect of termination of (i) employment, (ii) the consulting or advisory relationship or (iii) membership on the Board, as applicable, or a Change in Control on the exercisability of the Option or Stock Appreciation Right. An Option Agreement may provide for the payment of the exercise price, in whole or in part, by the delivery of a number of shares of Common Stock (plus cash if necessary) having a Fair Market Value equal to such exercise price. Moreover, an Option Agreement may provide for a "cashless exercise" of the Option by establishing procedures satisfactory to the Committee with respect thereto. Further, an Option Agreement may provide, on such terms and conditions as the Committee in its sole discretion may prescribe, for the grant of a Stock Appreciation Right in connection with the grant of an Option and, in such case, the exercise of the Stock Appreciation Right shall result in the surrender of the right to purchase a number of shares under the Option equal to the number of shares with respect to which the Stock Appreciation Right is exercised (and vice versa). In the case of any Stock Appreciation Right that is granted in connection with an Incentive Stock Option, such right shall be exercisable only when the Fair Market Value of the Common Stock exceeds the exercise price specified therefor in the Option or the portion thereof to be surrendered. The terms and conditions of the respective Option Agreements and Stock Appreciation Right Agreements need not be identical. Subject to the consent of the Participant, the Committee may, in its sole discretion, amend an outstanding Option Agreement and Stock Appreciation Right Agreement from time to time in any manner that is not inconsistent with the provisions of the Plan.

(e) **Exercise Price and Payment**. The exercise price shall be determined by the Committee but, subject to adjustment as provided in Paragraph XII, such exercise price shall not be less than the Fair Market Value of a share of Common Stock on the date an Option is granted. An Option, Stock Appreciation Right or portion thereof may be exercised by delivery of an irrevocable notice of exercise to the Company, as specified by the Committee. The exercise price shall be paid in full in the manner prescribed by the Committee. Separate stock certificates shall be issued by the Company for those shares acquired pursuant to the exercise of an Incentive Stock Option and for those shares acquired pursuant to the exercise of any Nonqualified Stock Option.

(f) **Restrictions on Repricing of Options**. Except as provided in Paragraph XII, the Committee may not, without approval of the stockholders of the Company, lower the exercise price of an Option or Stock Appreciation Right after the date of grant nor may any outstanding Option or Stock Appreciation Right granted under the Plan be surrendered to the Company as consideration for the grant of a new Option with a lower exercise price, cash or a new Award. Any other action that is deemed to be a repricing under any applicable rule of the New York Stock Exchange shall be prohibited unless there is prior approval by the stockholders of the Company.

(g) **Stockholder Rights and Privileges**. The Participant shall be entitled to all the privileges and rights of a stockholder only with respect to such shares of Common Stock delivered to the Participant after exercise of an Option.

(h) **Options and Rights in Substitution for Options Granted by Other Employers**. Options and Stock Appreciation Rights may be granted under the Plan from time to time in substitution for options and such rights held by individuals providing services to corporations or other entities who become Employees, Consultants, or Directors as a result of a merger or consolidation or other business transaction with the Company or any Affiliate.

VIII. RESTRICTED STOCK AWARDS

(a) **Forfeiture Restrictions to be Established by the Committee**. Shares of Common Stock that are the subject of a Restricted Stock Award shall be subject the Minimum Restrictions and to other restrictions on disposition by the Participant and an obligation of the Participant to forfeit and surrender the shares to the Company under certain circumstances as determined by the Committee (the "***Forfeiture Restrictions***"). The Forfeiture Restrictions shall be determined by the Committee in its sole discretion, and the Committee may provide that the Forfeiture Restrictions shall lapse upon (i) the attainment of one or more Performance Measures, (ii) the Participant's continued employment with the Company or its Affiliate or continued service as a Consultant or Director for a specified period of time, (iii) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion (including, without limitation, a Change in Control), or (iv) a combination of any of the foregoing. Each Restricted Stock Award may have different Forfeiture Restrictions, in the discretion of the Committee.

(b) **Other Terms and Conditions**. Unless provided otherwise in a Restricted Stock Agreement, the Participant shall have the right to receive dividends with respect to Common Stock subject to a Restricted Stock Award, to vote Common Stock subject thereto, and to enjoy all other stockholder rights, except that (i) the Participant shall not be entitled to delivery of the stock certificate and dividends until the Forfeiture Restrictions have expired, (ii) the Company shall retain custody of the stock and any dividends until the Forfeiture Restrictions have expired, (iii) the Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of the stock until the Forfeiture Restrictions have expired, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Agreement shall cause a forfeiture of the Restricted Stock Award and any associated dividends. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms, conditions, or restrictions relating to Restricted Stock Awards, including, but not limited to, (i) rules pertaining to the termination of employment, or service as a Consultant or Director, of a Participant prior to expiration of the Forfeiture Restrictions, or (ii) if the Award is intended to be a Performance Award, providing that dividends are subject to the same Performance Measures as the underlying Award. If dividends are subject to the same Performance Measures of an Award intended to be a Performance Award, the Participant shall not be entitled to such dividends until the Performance Measures of the Award have been met and payment has been determined by the Committee. Such additional terms, conditions, or restrictions shall be set forth in a Restricted Stock Agreement made in conjunction with the Award.

(c) **Payment for Restricted Stock**. The Committee shall determine the amount and form of any payment for Common Stock received pursuant to a Restricted Stock Award, provided that in the absence of such a determination, a Participant shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law.

(d) **Restricted Stock Agreements**. At the time any Award is made under this Paragraph VIII, the Company and the Participant shall enter into a Restricted Stock Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate. The terms and provisions of the respective Restricted Stock Agreements need not be identical. Subject to the consent of the Participant, the Committee may, in its sole discretion, amend an outstanding Restricted Stock Agreement from time to time in any manner that is not inconsistent with the provisions of the Plan.

IX. PERFORMANCE AWARDS

(a) **Performance Period**. The Committee shall establish, with respect to and at the time of each Performance Award, the number of shares of Common Stock subject to, or the maximum value of, the Performance Award and the performance period over which the performance applicable to the Performance Award shall be measured.

(b) **Performance Awards**. Performance Awards shall be paid, vested or otherwise deliverable, in whole or in part, on account of the attainment of one or more Performance Measures that are contingent upon future performance of the Company, an individual, or any Affiliate, division, or department of the Company during the performance period. Prior to the payment of any compensation based on the achievement of Performance Measures applicable to Performance Awards, the Committee must certify that applicable Performance Measures and any of the material terms thereof were, in fact, satisfied. Subject to the Minimum Restrictions and the foregoing provisions, the terms, conditions and limitations applicable to any Performance Awards made pursuant to the Plan shall be determined by the Committee. The amount of cash or shares payable or vested pursuant to Awards that are intended to be Performance Awards may be adjusted by the Committee on a formula or discretionary basis, or any combination, as the Committee determines.

(c) **Payment**. Following the end of the performance period, the holder of a Performance Award shall be entitled to receive payment of an amount not exceeding the number of shares of Common Stock subject to, or the maximum value of, the Performance Award, based on the achievement of the Performance Measures for such performance period, as determined and certified by the Committee. Payment of a Performance Award may be made in cash, Common Stock, or a combination thereof, as determined by the Committee. Payment shall be made in a lump sum or in installments as prescribed by the Committee. If a Performance Award covering shares of Common Stock is to be paid in cash, such payment shall be based on the Fair Market Value of the Common Stock on the payment date or such other date as may be specified by the Committee in the Performance Award Agreement. A Participant shall not be entitled to the privileges and rights of a stockholder with respect to a Performance Award covering shares of Common Stock until payment has been determined by the Committee and such shares have been delivered to the Participant.

(d) **Termination of Award**. A Performance Award shall terminate if the Participant does not remain continuously in the employ of the Company and its Affiliates or does not continue to perform services as a Consultant or a Director for the Company and its Affiliates at all times during the applicable performance period through the payment date, except as may be determined by the Committee.

(e) **Performance Award Agreements**. At the time any Award is made under this Paragraph IX, the Company and the Participant shall enter into a Performance Award Agreement setting forth each of the matters contemplated hereby and such additional matters as the Committee may determine to be appropriate. The terms and provisions of Performance Award Agreements need not be identical.

X. RESTRICTED STOCK UNIT AWARDS

(a) **Forfeiture Restrictions to be Established by Committee**. Awards of Restricted Stock Units shall be subject to the Minimum Restrictions and to other restrictions and an obligation of the Participant to forfeit the Award under certain circumstances as determined by the Committee (the "***Forfeiture Restrictions***"). The Forfeiture Restrictions shall be determined by the Committee in its sole discretion, and the Committee may provide that the Forfeiture Restrictions shall lapse upon (i) the attainment of one or more Performance Measures, (ii) the Participant's continued employment with the Company or its Affiliate or continued service as a Consultant or Director for a specified period of time,

(iii) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion (including, without limitation, a Change in Control), or (iv) a combination of any of the foregoing. Each Restricted Stock Unit Award may have different Forfeiture Restrictions, in the discretion of the Committee.

(b) **Other Terms and Conditions**. The Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to the Restricted Stock Unit Award, including, but not limited to, rules pertaining to the termination of the Participant's service prior to expiration of the Forfeiture Restrictions, as shall be set forth in the Restricted Stock Unit Award Agreement and as are consistent with the terms of the Plan. Cash dividend equivalents may be paid after the vesting period with respect to a Restricted Stock Unit Award and, with respect to Awards intended to be Performance Awards, may be subject to the same Performance Goals as the underlying Award, as determined by the Committee. The Committee, in its sole discretion, may provide for the deferral of a Restricted Stock Unit Award.

(c) **Payment**. Following the end of the vesting period for a Restricted Stock Unit Award (or at such other time as the applicable Restricted Stock Unit Award Agreement may provide), the holder of a Restricted Stock Unit Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Restricted Stock Unit Award, based on the then vested value of the Award. Payment of a Restricted Stock Unit Award may be made in cash, Common Stock, or a combination thereof as determined by the Committee. Payment shall be made in a lump sum or in installments as prescribed by the Committee. Any payment to be made in cash shall be based on the Fair Market Value of the Common Stock on the payment date or such other date as may be specified by the Committee in the Restricted Stock Unit Award Agreement. A Participant shall not be entitled to the privileges and rights of a stockholder with respect to a Restricted Stock Unit Award until the shares of Common Stock have been delivered to the Participant.

(d) **Termination of Award**. A Restricted Stock Unit Award shall terminate if the Participant does not remain continuously in the employ of the Company and its Affiliates or does not continue to perform services as a Consultant or a Director for the Company and its Affiliates at all times during the applicable vesting period, except as may be otherwise determined by the Committee.

(e) **Restricted Stock Unit Award Agreements**. At the time any Award is made under this Paragraph X, the Company and the Participant shall enter into a Restricted Stock Unit Award Agreement setting forth each of the matters contemplated hereby and such additional matters as the Committee may determine to be appropriate. The terms and provisions of the respective Restricted Stock Unit Award Agreements need not be identical.

XI. BONUS STOCK AWARDS

Each Bonus Stock Award granted to a Participant shall constitute a transfer of unrestricted shares of Common Stock on such terms and conditions as the Committee shall determine. Bonus Stock Awards shall be made in shares of Common Stock and need not be subject to performance criteria or objectives or to forfeiture. The purchase price, if any, for shares of Common Stock issued in connection with a Bonus Stock Award shall be determined by the Committee in its sole discretion.

XII. RECAPITALIZATION OR REORGANIZATION

(a) **No Effect on Right or Power**. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company's or any Affiliate's capital structure or its business, any merger or consolidation of the Company or any Affiliate, any issue of debt or equity securities ahead of or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any Affiliate, any sale, lease, exchange, or other disposition of all or any part of its assets or business, or any other corporate act or proceeding.

(b) **Subdivision or Consolidation of Shares; Stock Dividends**. The shares with respect to which Awards may be granted are shares of Common Stock as presently constituted, but if, and whenever, prior to the expiration of an Award theretofore granted, the Company shall effect a subdivision

or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock, the number of shares of Common Stock with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding shares, shall be proportionately increased, and the purchase price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares, shall be proportionately reduced, and the purchase price per share shall be proportionately increased. Any fractional share resulting from such adjustment shall be rounded up to the next whole share.

(c) **Recapitalizations and Corporate Changes**. If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "***recapitalization***"), the number and class of shares of Common Stock or other property covered by an Award theretofore granted and the purchase price of Common Stock or other consideration subject to such Award shall be adjusted so that such Award shall thereafter cover the number and class of shares of stock and securities to which the Participant would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the Participant had been the holder of record of the number of shares of Common Stock then covered by such Award. If (i) the Company shall not be the surviving entity in any merger, consolidation or reorganization (or survives only as a subsidiary of an entity), (ii) the Company sells, leases, or exchanges or agrees to sell, lease, or exchange all or substantially all of its assets to any other person or entity, (iii) the Company is to be dissolved and liquidated, (iv) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Exchange Act, acquires or gains ownership or control (including, without limitation, the power to vote) of more than 50% of the outstanding shares of the Company's voting stock (based upon voting power), or (v) as a result of or in connection with a contested election of Directors, the persons who were Directors of the Company before such election shall cease to constitute a majority of the Board (each such event is referred to herein as a "***Corporate Change***"), no later than (x) 10 days after the approval by the stockholders of the Company of such merger, consolidation, reorganization, sale, lease, or exchange of assets or dissolution and liquidation or such election of Directors or (y) 30 days after a Corporate Change of the type described in clause (iv), the Committee, acting in its sole discretion without the consent or approval of any Participant, shall effect one or more of the following alternatives in an equitable and appropriate manner to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, which alternatives may vary among individual Participants and which may vary among Options or Stock Appreciation Rights held by any individual Participant: (1) accelerate the time at which Options or Stock Appreciation Rights then outstanding may be exercised so that such Awards may be exercised in full for a limited period of time on or before a specified date (before or after such Corporate Change) fixed by the Committee, after which specified date all such unexercised Awards and all rights of Participants thereunder shall terminate, (2) require the mandatory surrender to the Company by all or selected Participants of some or all of the outstanding Options or Stock Appreciation Rights held by such Participants (irrespective of whether such Awards are then exercisable under the provisions of the Plan) as of a date, before or after such Corporate Change, specified by the Committee, in which event the Committee shall thereupon cancel such Awards and the Company shall pay (or cause to be paid) to each Participant an amount of cash per share equal to the excess, if any, of the amount calculated in Subparagraph (d) below (the "***Change in Control Value***") of the shares subject to such Awards over the exercise price(s) under such Awards for such shares, or (3) make such adjustments to Options or Stock Appreciation Rights then outstanding as the Committee deems appropriate to reflect such Corporate Change and to prevent the dilution or enlargement of rights (provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to such Awards then outstanding), including, without limitation, adjusting such an Award to provide that the number and class of shares of Common Stock covered by such Award shall be adjusted so that such Award shall thereafter cover securities of the surviving or acquiring corporation or other property (including, without limitation, cash) as determined by the Committee in its sole discretion.

(d) **Change in Control Value**. For the purposes of clause (2) in Subparagraph (c) above, the "***Change in Control Value***" shall equal the amount determined in the following clause (i), (ii) or (iii), whichever is applicable: (i) the per share price offered to stockholders of the Company in any such merger, consolidation, reorganization, sale of assets or dissolution and liquidation transaction, (ii) the price per share offered to stockholders of the Company in any tender offer or exchange offer whereby a Corporate Change takes place, or (iii) if such Corporate Change occurs other than pursuant to a tender or exchange offer, the fair market value per share of the shares into which such Options or Stock Appreciation Rights being surrendered are exercisable, as determined by the Committee as of the date

determined by the Committee to be the date of cancellation and surrender of such Awards. In the event that the consideration offered to stockholders of the Company in any transaction described in this Subparagraph (d) or Subparagraph (c) above consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

(e) **Other Changes in the Common Stock**. In the event of changes in the outstanding Common Stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges, or other relevant changes in capitalization or distributions (other than ordinary dividends) to the holders of Common Stock occurring after the date of the grant of any Award and not otherwise provided for by this Paragraph XII, such Award and any agreement evidencing such Award shall be subject to adjustment by the Committee at its sole discretion as to the number and price of shares of Common Stock or other consideration subject to such Award in an equitable and appropriate manner to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under such Award. In the event of any such change in the outstanding Common Stock or distribution to the holders of Common Stock, or upon the occurrence of any other event described in this Paragraph XII, the aggregate maximum number of shares available under the Plan, the aggregate maximum number of shares that may be issued under the Plan through Incentive Stock Options, and the maximum number of shares that may be subject to Awards granted to any one individual shall be appropriately adjusted to the extent, if any, determined by the Committee, whose determination shall be conclusive.

(f) **Stockholder Action**. Any adjustment provided for in the above Subparagraphs shall be subject to any required stockholder action.

(g) **No Adjustments Unless Otherwise Provided**. Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards theretofore granted or the purchase price per share, if applicable.

(h) **Adjustments in Compliance with Section 409A of the Code.** No adjustment pursuant to this Paragraph XII shall be made in a manner that results in noncompliance with the requirements of Section 409A of the Code, to the extent applicable.

XIII. TERMINATION ON OR AFTER CHANGE IN CONTROL

The terms of an Award shall not provide for accelerated vesting solely due to the occurrence of a Change in Control. If a Change in Control occurs and, on or within two years after the date of consummation of such Change in Control, a Participant's employment with the Company and its Affiliates is terminated involuntarily by the Company without Cause or by the Participant for Good Reason, then (a) any Award other than Performance Awards held by the Participant at the time of the Participant's termination shall become fully vested and exercisable and all Forfeiture Restrictions shall immediately lapse and (b) any Performance Award held by the Participant at the time of the Participant's termination shall become fully vested and all Forfeiture Restrictions shall immediately lapse and such Performance Award shall be deemed to have been earned at the target level.

XIV. AMENDMENT AND TERMINATION OF THE PLAN

The Board in its discretion may terminate the Plan at any time with respect to any shares of Common Stock for which Awards have not theretofore been granted. The Board shall have the right to alter or amend the Plan or any part thereof from time to time; provided that no change in the Plan may be made that would materially impair the rights of a Participant with respect to an Award theretofore granted without the consent of the Participant, and provided, further, that the Board may not, without approval of the stockholders of the Company, (a) amend the Plan to increase the aggregate maximum number of shares that may be issued under the Plan, increase the aggregate maximum number of shares that may be issued under the Plan through Incentive Stock Options, or change the class of individuals eligible to receive Awards under the Plan, or (b) amend or delete Paragraph VII(f).

XV. SPECIAL PROVISIONS RELATED TO SECTION 409A OF THE CODE

(a) **Intent and Interpretation**. It is intended that the payments and benefits provided under the Plan and any Award shall either be exempt from the application of, or comply with, the requirements of Section 409A of the Code. The Plan and all Award agreements shall be construed in a manner that effects such intent. Nevertheless, the tax treatment of the benefits provided under the Plan or any Award is not warranted or guaranteed. Neither the Company, its Affiliates nor their respective directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by any Participant or other taxpayer as a result of the Plan or any Award.

(b) **Permissible Payments**. Notwithstanding anything in the Plan or in any Award agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code would otherwise be payable or distributable, or a different form of payment (e.g., lump sum or installment) would be effected, under the Plan or any Award agreement by reason of the occurrence of a Corporate Change or Change in Control or the Participant's separation from service, such amount or benefit will not be payable or distributable to the Participant, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such Corporate Change or Change in Control or separation from service meet any description or definition of "change in control event" or "separation from service", as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). If this provision prevents the payment or distribution of any amount or benefit, such payment or distribution shall be made on the next earliest payment or distribution date or event specified in the Award agreement that is permissible under Section 409A of the Code. If this provision prevents the application of a different form of payment of any amount or benefit, such payment shall be made in the same form as would have applied absent such designated event or circumstance.

(c) **Required Delay**. Notwithstanding anything in the Plan or in any Award agreement to the contrary, if any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code would otherwise be payable or distributable under the Plan or any Award agreement by reason of a Participant's separation from service during a period in which the Participant is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Committee under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes): (i) the amount of such non-exempt deferred compensation that would otherwise be payable during the six-month period immediately following the Participant's separation from service will be accumulated through and paid or provided on the earlier of (a) the date of the Participant's death or (b) the date that is six months after the date of the Participant's separation from service with the Company (in either case, the "***Required Delay Period***"); and (ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

(d) **Specified Employee Defined**. For purposes of the Plan, the term "Specified Employee" has the meaning given such term in Section 409A of the Code and the final regulations thereunder, provided, however, that, as permitted in such final regulations, the Company's Specified Employees and its application of the six-month delay rule of Section 409A(a)(2)(B)(i) of the Code shall be determined in accordance with rules adopted by the Board or any committee of the Board, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Company, including the Plan.

XVI. MISCELLANEOUS

(a) **No Right To An Award**. Neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give any individual any right to be granted an Award, or any other rights hereunder except as may be evidenced by an Award agreement duly executed on behalf of the Company, and then only to the extent and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the performance of its obligations under any Award.

(b) **No Employment/Membership Rights Conferred**. Nothing contained in the Plan shall (i) confer upon any Employee or Consultant any right with respect to continuation of employment or of a consulting or advisory relationship with the Company or any Affiliate or (ii) interfere in any way with the right of the Company or any Affiliate to terminate his or her employment or consulting or advisory relationship at any time. Nothing contained in the Plan shall confer upon any Director any right with respect to continuation of membership on the Board.

(c) **Other Laws; Withholding**. The Company shall not be obligated to issue any Common Stock pursuant to any Award granted under the Plan at any time when the shares covered by such Award have not been registered under the Securities Act of 1933, as amended, and such other state and federal laws, rules, and regulations as the Company or the Committee deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules, and regulations available for the issuance and sale of such shares. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid. The Company shall have the right to deduct in connection with all Awards any taxes required by law to be withheld and to require any payments required to enable it to satisfy its withholding obligations.

(d) **No Restriction on Corporate Action**. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Participant, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

(e) **Restrictions on Transfer**. An Award (other than an Incentive Stock Option, which shall be subject to the transfer restrictions set forth in Paragraph VII(c)) shall not be transferable otherwise than (i) by will or the laws of descent and distribution, (ii) pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, or (iii) with the consent of the Committee.

(f) **Clawback**. Awards and amounts paid or payable pursuant to or with respect to Awards to a Participant who is (or was) an "officer" of the Company within the meaning of Rule 16a-1(f) promulgated pursuant to the Exchange Act shall be subject to clawback in the event that the Company's financial statements are required to be restated as a result of material non-compliance with any financial reporting requirements under federal securities laws to the extent that the Committee determines, in its discretion, that such restatement is a result of such officer's commission of fraud or willful misconduct. Notwithstanding any provision of the Plan or any Award agreement to the contrary, the Company reserves the right, without the consent of any Participant, to adopt any additional clawback policies and procedures, including such policies and procedures applicable to the Plan or any Award agreement with retroactive effect.

(g) **Foreign Awardees**. Without amending the Plan, the Committee may grant Awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with the provisions of laws and regulations in other countries or jurisdiction in which the Company or its Affiliates operate.

(h) **Governing Law**. The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflicts of laws principles thereof.

EXHIBIT A
2016 SECOND AMENDED AND RESTATED STOCK AND INCENTIVE PLAN
(Effective as of May 12, 2020)

Except as otherwise provided in an Award agreement, the definitions set forth in this Exhibit A shall also apply in the case of any provision of the Plan or any Award agreement that includes the term "**Change in Control**:"

Acquiring Person means any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

Change in Control means:

(a) The acquisition by any Acquiring Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of either (1) the then outstanding shares of common stock of the Company (the "***Outstanding Company Common Stock"***) or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "***Outstanding Company Voting Securities"***); *provided, however*, that for purposes of this subsection (a) any acquisition by any Acquiring Person pursuant to a transaction which complies with clause (c)(1) of this definition shall not constitute a Change in Control; or

(b) Individuals, who, immediately following the Effective Date, constitute the Board (the "***Incumbent Board"***) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered for purposes of this definition as though such individual was a member of the Incumbent Board, but excluding, for these purposes, any such individual whose initial assumption of office as a director occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an Acquiring Person other than the Board; or

(c) The consummation of a Corporate Transaction unless, following such Corporate Transaction, (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Company (if it be the ultimate parent entity following such Corporate Transaction) or the corporation resulting from such Corporate Transaction (or the ultimate parent entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries), and (2) at least a majority of the members of the board of directors of the ultimate parent entity resulting from such Corporate Transaction were members of the Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction. For purposes of the foregoing sentence, only (A) shares of common stock and voting securities of the Company, assuming the Company is the ultimate parent entity following such Corporate Transaction, held by a beneficial owner immediately prior to such Corporate Transaction and any additional shares of common stock and voting securities of the Company issuable to such beneficial owner in connection with such Corporate Transaction in respect of the shares of common stock and voting securities of the Company held by such beneficial owner immediately prior to such Corporate Transaction, or (B) shares of common stock and voting securities of the ultimate parent entity following such Corporate Transaction, assuming the Company is not the ultimate parent entity following such Corporate Transaction, issuable to a beneficial owner in respect of the shares of common stock and voting securities of the Company held by such beneficial owner immediately prior to such Corporate Transaction, in either case shall be included in determining whether or not the fifty percent (50%) ownership test in this subsection (c) has been satisfied.

Corporate Transaction means a reorganization, merger or consolidation of the Company, any of its subsidiaries or sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole (other than to an entity wholly owned, directly or indirectly, by the Company) or the liquidation or dissolution of the Company.

Exchange Act means the Securities Exchange Act of 1934, as amended.

Person means any natural person, limited liability company, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, and any government or agency or political subdivision thereof.

ANNUAL MEETING OF STOCKHOLDERS OF

FORUM ENERGY TECHNOLOGIES, INC.

May 10, 2024

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/23806/

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20230303000000000000 8 051024

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL NOMINEES" ON THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
○ Michael McShane
○ Paul E. Rowsey III

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

	FOR	AGAINST	ABSTAIN
2. Approval, on a non-binding, advisory basis, of the compensation of our named executive officers.	☐	☐	☐
3. Approval of an amendment to our Second Amended and Restated 2016 Stock and Incentive Plan to increase the number of shares available for issuance thereunder.	☐	☐	☐
4. Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2024.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof (including, if applicable, on any matter which the Board of Directors did not know would be presented at the Annual Meeting by a reasonable time before the proxy solicitation was made or for the election of a person to the Board of Directors if any nominee named in Proposal 1 becomes unable to serve or for good cause will not serve). This proxy when properly executed will be voted as directed herein by the undersigned shareholder. **If no direction is made, this proxy will be voted "FOR ALL NOMINEES" in Proposal 1, and "FOR" Proposals 2, 3 and 4.**

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ____________ Date: ______ Signature of Stockholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

FORUM ENERGY TECHNOLOGIES, INC.

Proxy for Annual Meeting of Stockholders on May 10, 2024

Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Neal A. Lux and John C. Ivascu, and each of them, with full power of substitution and power to act alone, as proxies to vote all the shares of Common Stock which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Stockholders of Forum Energy Technologies, Inc., to be held May 10, 2024, 8:00 a.m. Central Daylight Time, at 10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)